Pricing Supplement No. ___
Preliminary Pricing Supplement - Subject to Completion
(To Prospectus dated May 5, 2006
and Series L Prospectus Supplement dated April 10, 2008)
July 24, 2008

Index EAGLES®

Equity Appreciation Growth LinkEd Securities

Bank of America



This pricing supplement, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933. This pricing supplement is not an offer to sell these notes in any country or jurisdiction where such an offer would not be permitted.

$___________

Minimum Return Equity Appreciation Growth LinkEd Securities "Index EAGLES®," due August 29, 2013, Linked to the S&P 500® Index

- The notes are our unsecured senior notes.
- We will not pay interest on the notes.
- At maturity, you will receive the principal amount of the notes plus a Supplemental Redemption Amount (as defined below), which will be at least 5.00% of the principal amount of the notes, or $50 per $1,000 principal amount, for a total payment at maturity of at least $1,050.
- The Supplemental Redemption Amount will be based primarily upon the performance of the S&P 500® Index over the term of the notes. We describe how to determine this amount beginning on page PS-4.
- The notes will mature on August 29, 2013.
- The notes are issued in minimum denominations of $1,000 and whole multiples of $1,000.
- The notes will not be listed on any securities exchange.

	Per Note	Total
Public offering price	100.00%	$
Selling Agents' commissions	3.00%	
Proceeds (before expenses)	97.00%	$

Our notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. Our notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the notes should consider the information in "Risk Factors" beginning on page PS-17.

None of the Securities and Exchange Commission (the "SEC"), any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about August __, 2008 against payment in immediately available funds.

Banc of America Securities LLC **Banc of America Investment Services, Inc.**

Selling Agents

TABLE OF CONTENTS

_____

Index EAGLES® is our federal service mark registration.

"Standard & Poor's®," "S&P®," "S&P 500®," "Standard & Poor's 500," and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The notes are not sponsored, endorsed, sold, or promoted by Standard & Poor's® and Standard & Poor's® makes no representation regarding the advisability of investing in the notes.

SUMMARY

This pricing supplement relates only to our notes and does not relate to the securities of any of the companies comprising the S&P 500® Index. This summary includes questions and answers that highlight selected information from the accompanying prospectus, prospectus supplement, and this pricing supplement to help you understand these notes. You should read carefully the entire prospectus, prospectus supplement, and pricing supplement to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this pricing supplement entitled "Risk Factors," which highlights a number of risks, to determine whether an investment in the notes is appropriate for you. If information in this pricing supplement is inconsistent with the prospectus or prospectus supplement, this pricing supplement will supersede those documents.

Certain capitalized terms used and not defined in this pricing supplement have the meanings ascribed to them in the prospectus supplement and prospectus.

In light of the complexity of the transaction described in this pricing supplement, you are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

The information in this "Summary" section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus. You should rely only on the information contained in this pricing supplement, the accompanying prospectus supplement, and the prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor either of the selling agents is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this pricing supplement, the accompanying prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.

What are the notes?

The notes are senior debt securities issued by Bank of America Corporation and are not secured by collateral. The notes rank equally with all of our other unsecured senior indebtedness from time to time outstanding. The notes will mature on August 29, 2013. We cannot redeem the notes at any earlier date. We will not make any payments on the notes until maturity.

Are the notes equity or debt securities?

The notes are our senior debt securities. However, these notes differ from traditional debt securities in that you will not receive interest payments and they contain a derivative component. Instead, at maturity you will receive (a) your principal amount, plus (b) an additional amount called the "Supplemental Redemption Amount," as described below. The notes have been designed for investors who are willing to forgo market rates of interest on their investment, such as fixed or floating interest rates paid on conventional non-callable debt securities.

Will you receive your principal at maturity?

Yes. If you hold the notes until maturity, then you will receive your principal amount and a Supplemental Redemption Amount. However, if you sell the notes prior to maturity, you may find that the market value of the notes is less than the principal amount of the notes.

How much will you receive at maturity?

At maturity, you will receive the principal amount of the notes. You also will receive the Supplemental Redemption Amount, which will not be less than 5.00% of the principal amount of the notes at maturity. We call this minimum amount the "Minimum Supplemental Redemption Amount." The Supplemental Redemption Amount will be based primarily upon the performance of the S&P 500® Index during the term of the notes and will be determined by the calculation agent in the manner described below.

The calculation agent will determine the Supplemental Redemption Amount payable to you at maturity by reference to the periodic returns of the S&P 500® Index during the following 20 "Reference Periods":

2008/09	2009/10	2010/11
8/26/08-11/26/08	8/26/09-11/26/09	8/26/10-11/26/10
11/26/08-2/26/09	11/26/09-2/26/10	11/26/10-2/26/11
2/26/09-5/26/09	2/26/10-5/26/10	2/26/11-5/26/11
5/26/09-8/26/09	5/26/10-8/26/10	5/26/11-8/26/11

2011/12	2012/13
8/26/11-11/26/11	8/26/12-11/26/12
11/26/11-2/26/12	11/26/12-2/26/13
2/26/12-5/26/12	2/26/13-5/26/13
5/26/12-8/26/12	5/26/13-8/26/13

We expect to price the notes on August 26, 2008, or the "pricing date." The pricing date is the first day of the first Reference Period. If we price the notes on a day other than August 26, 2008, the scheduled Reference Periods above will be adjusted accordingly, and you will be notified of the changes in the final pricing supplement.

We refer to the last day of each Reference Period as a "Reset Date." On each Reset Date, the calculation agent will determine the "Periodic Return" of the S&P 500® Index for the Reference Period then ended by applying the following formula:

$$\frac{\text{(Ending Level - Starting Level)}}{\text{Starting Level}}$$

The result will be rounded to the nearest ten-thousandth of a decimal place and then expressed as a percentage.

The "Starting Level" for the initial Reference Period will be the closing level of the S&P 500® Index on the pricing date, and the "Starting Level" for each subsequent Reference Period is the Ending Level for the immediately preceding Reference Period. The "Ending Level" for each Reference Period is the closing level of the S&P 500® Index on the applicable Reset Date, or if that day is not a business day (as defined below), the closing level of the S&P 500® Index on the next following business day.

Except for the payment of the principal amount and the Minimum Supplemental Redemption Amount at maturity, you will be exposed to unlimited declines in the Periodic Return for any Reference Period. On the pricing date, we will set a cap, or the "Return Cap," which will limit any increases in the Periodic Return of the S&P 500® Index to that rate. We currently expect that we will set the Return Cap between 6.50% and 8.50%, inclusive. For any Reference Period in which the Periodic Return is greater than the Return Cap, the Periodic Return for that Reference Period will be deemed to be the Return Cap, and for that Reference Period you will receive only the benefit of the increase in value up to the Return Cap.

The Index Return

After the close of the market on the last Reset Date, the calculation agent will determine the Supplemental Redemption Amount, which will not be less than the Minimum Supplemental Redemption Amount, based on the following formula:

Principal Amount x Index Return

The "Index Return" is the compounded value of the 20 Periodic Returns computed in the following manner:

[The product of (1.00 + the Periodic Return) for each Reference Period] - 1.00

The Index Return will be rounded to the nearest ten-thousandth and then expressed as a percentage.

The period of time between the last Reset Date and the maturity date is not part of a Reference Period, and, therefore, changes in the S&P 500® Index during that period will not affect the Supplemental Redemption Amount payable to you at maturity. If the calculation of the Supplemental Redemption Amount results in an amount that is less than the Minimum Supplemental Redemption Amount, then we will pay you at maturity a Supplemental Redemption Amount equal to the Minimum Supplemental Redemption Amount.

The notes provide less opportunity for appreciation than an investment tied directly to the performance of the S&P 500® Index because the Return Cap limits the appreciation in the S&P 500® Index used to calculate the Periodic Return. Because of the Return Cap, the Index Return cannot be more than a range of approximately 252.36% to 411.20% (a maximum value that represents an increase of the S&P 500® Index up to the Return Cap for each Reference Period).

You should consider the possibility that an investment in the notes will not result in a gain above the Minimum Supplemental Redemption Amount even if the level of the S&P 500® Index increases during one or more Reference Periods, or even if the level of the S&P 500® Index as of the final scheduled Reset Date is greater than the level of the S&P 500® Index on the pricing date.

Examples

The Index Return depends on the closing level of the S&P 500® Index as of each Reset Date. Because the closing level of the S&P 500® Index may be subject to significant variations over the term of the notes, it is not possible to present a chart or table illustrating a complete range of possible payments on the maturity date. The examples of **hypothetical** payment calculations that follow are intended to illustrate the effect of general trends in the level of the S&P 500® Index on the Supplemental Redemption Amount payable at maturity for each $1,000 principal amount of the notes. Because these examples are based on **hypothetical** terms and assumptions, such as the **hypothetical** specific closing levels of the S&P 500® Index as of the indicated Reset Dates, a **hypothetical** initial Starting Level, and a **hypothetical** Return Cap, which may not reflect the actual terms of the notes or the performance of the S&P 500® Index during the term of the notes, the returns set forth in the tables may not reflect the actual returns. Each of the **hypothetical** examples is based upon:

- a **hypothetical** Starting Level of the S&P 500® Index of 1,200;

- a **hypothetical** Return Cap of 7.50%;

- the Minimum Supplemental Redemption Amount of 5.00% of the principal amount of notes; and

- Reference Periods ending on the 26th day of the months indicated.

In each example set forth below, for any Reference Period where the indicated Periodic Return is in excess of 7.50%, the Periodic Return for that Reference Period used in the calculation of the Index Return shall be the hypothetical Return Cap of 7.50%. The S&P 500® Index levels illustrated in each example have been rounded to the nearest whole number. The pretax annualized rates of return in each example assume that the notes were purchased in the original public offering and are calculated on the basis of a 360-day year of twelve 30-day months, with annual compounding.

Example 1: The closing level of the S&P 500® Index as of the final scheduled Reset Date is greater than the Starting Level, and the appreciation of the S&P 500® Index, or the Periodic Return, is 2.00% (an amount less than the hypothetical Return Cap) during each Reference Period throughout the term of the notes:

	2008/09			2009/10			2010/11		
	Closing Level	Periodic Return	Return Cap	Closing Level	Periodic Return	Return Cap	Closing Level	Periodic Return	Return Cap
November	1,224	2.00%	7.50%	1,325	2.00%	7.50%	1,434	2.00%	7.50%
February	1,248	2.00%	7.50%	1,351	2.00%	7.50%	1,463	2.00%	7.50%
May	1,273	2.00%	7.50%	1,378	2.00%	7.50%	1,492	2.00%	7.50%
August..........	1,299	2.00%	7.50%	1,406	2.00%	7.50%	1,522	2.00%	7.50%

	2011/12			2012/13		
	Closing Level	Periodic Return	Return Cap	Closing Level	Periodic Return	Return Cap
November	1,552	2.00%	7.50%	1,680	2.00%	7.50%
February	1,583	2.00%	7.50%	1,714	2.00%	7.50%
May	1,615	2.00%	7.50%	1,748	2.00%	7.50%
August..........	1,647	2.00%	7.50%	1,783	2.00%	7.50%

Index Return = [(1.00+0.02) x (1.00+0.02) x (1.00+0.02) x (1.00+0.02) x (1.00+0.02) x (1.00+0.02) x (1.00+0.02) x (1.00+0.02) x (1.00+0.02) x (1.00+0.02) x (1.00+0.02) x (1.00+0.02) x (1.00+0.02) x (1.00+0.02) x (1.00+0.02) x (1.00+0.02) x (1.00+0.02) x (1.00+0.02) x (1.00+0.02) x (1.00+0.02)] minus 1.00 = 0.4859 or 48.59%

Supplemental Redemption Amount = $1,000.00 x 0.4859 = $485.90

Total payment at maturity = $1,000.00 + $485.90 = $1,485.90 per note

Pretax annualized rate of return: 8.24%

Example 2: The closing level of the S&P 500® Index as of the final scheduled Reset Date is greater than the Starting Level, and the appreciation of the S&P 500® Index, or the Periodic Return, is 7.50% (an amount equal to the hypothetical Return Cap) during each Reference Period throughout the term of the notes:

	2008/09			2009/10			2010/11		
	Closing Level	Periodic Return	Return Cap	Closing Level	Periodic Return	Return Cap	Closing Level	Periodic Return	Return Cap
November	1,290	7.50%	7.50%	1,723	7.50%	7.50%	2,301	7.50%	7.50%
February	1,387	7.50%	7.50%	1,852	7.50%	7.50%	2,473	7.50%	7.50%
May	1,491	7.50%	7.50%	1,991	7.50%	7.50%	2,659	7.50%	7.50%
August..........	1,603	7.50%	7.50%	2,140	7.50%	7.50%	2,858	7.50%	7.50%

	2011/12			2012/13		
	Closing Level	Periodic Return	Return Cap	Closing Level	Periodic Return	Return Cap
November	3,072	7.50%	7.50%	4,103	7.50%	7.50%
February	3,303	7.50%	7.50%	4,411	7.50%	7.50%
May	3,551	7.50%	7.50%	4,742	7.50%	7.50%
August..........	3,817	7.50%	7.50%	5,097	7.50%	7.50%

Index Return = [(1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075)] minus 1.00 = 3.2479 or 324.79%

Supplemental Redemption Amount = $1,000.00 x 3.2479 = $3,247.90

Total payment at maturity = $1,000.00 + $3,247.90 = $4,247.90 per note

Pretax annualized rate of return: 33.55%

Example 3: In this example, for the Reference Periods where the Periodic Returns are in excess of 7.50%, the Periodic Returns for those Reference Periods used in the calculation of the Index Return shall be the hypothetical Return Cap of 7.50%. The closing level of the S&P 500® Index as of the final scheduled Reset Date is greater than the Starting Level, and the appreciation of the S&P 500® Index, or the Periodic Return, is 9.50% (an amount greater than the hypothetical Return Cap) during each Reference Period throughout the term of the notes:

	2008/09			2009/10			2010/11		
	Closing Level	Periodic Return	Return Cap	Closing Level	Periodic Return	Return Cap	Closing Level	Periodic Return	Return Cap
November	1,314	9.50%	7.50%	1,889	9.50%	7.50%	2,716	9.50%	7.50%
February	1,439	9.50%	7.50%	2,069	9.50%	7.50%	2,974	9.50%	7.50%
May	1,576	9.50%	7.50%	2,265	9.50%	7.50%	3,256	9.50%	7.50%
August..........	1,725	9.50%	7.50%	2,480	9.50%	7.50%	3,566	9.50%	7.50%

	2011/12			2012/13		
	Closing Level	Periodic Return	Return Cap	Closing Level	Periodic Return	Return Cap
November	3,904	9.50%	7.50%	5,613	9.50%	7.50%
February	4,275	9.50%	7.50%	6,147	9.50%	7.50%
May	4,682	9.50%	7.50%	6,731	9.50%	7.50%
August..........	5,126	9.50%	7.50%	7,370	9.50%	7.50%

Index Return = [(1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075)] minus 1.00 = 3.2479 or 324.79%

Supplemental Redemption Amount = $1,000.00 x 3.2479 = $3,247.90

Total payment at maturity = $1,000.00 + $3,247.90 = $4,247.90 per note

Pretax annualized rate of return: 33.55%

Example 4: The closing level of the S&P 500® Index as of the final scheduled Reset Date is less than the Starting Level, and the Periodic Return declined throughout the term of the notes:

	2008/09			2009/10			2010/11		
	Closing Level	Periodic Return	Return Cap	Closing Level	Periodic Return	Return Cap	Closing Level	Periodic Return	Return Cap
November	1,176	-2.00%	7.50%	1,085	-2.00%	7.50%	1,000	-2.00%	7.50%
February	1,152	-2.00%	7.50%	1,063	-2.00%	7.50%	980	-2.00%	7.50%
May	1,129	-2.00%	7.50%	1,042	-2.00%	7.50%	961	-2.00%	7.50%
August........	1,107	-2.00%	7.50%	1,021	-2.00%	7.50%	942	-2.00%	7.50%

	2011/12			2012/13		
	Closing Level	Periodic Return	Return Cap	Closing Level	Periodic Return	Return Cap
November	923	-2.00%	7.50%	851	-2.00%	7.50%
February	904	-2.00%	7.50%	834	-2.00%	7.50%
May	886	-2.00%	7.50%	817	-2.00%	7.50%
August........	869	-2.00%	7.50%	801	-2.00%	7.50%

Index Return = [(1.00+ -0.02) x (1.00+ -0.02) x (1.00+ -0.02) x (1.00+ -0.02) x (1.00+ -0.02) x (1.00+ -0.02) x (1.00+ -0.02) x (1.00+ -0.02) x (1.00+ -0.02) x (1.00+ -0.02) x (1.00+ -0.02) x (1.00+ -0.02) x (1.00+ -0.02) x (1.00+ -0.02) x (1.00+ -0.02) x (1.00+ -0.02) x (1.00+ -0.02) x (1.00+ -0.02) x (1.00+ -0.02) x (1.00+ -0.02)] minus 1.00 = -0.3324 or -33.24%

Supplemental Redemption Amount = $50.00, the Minimum Supplemental Redemption Amount

Total payment at maturity = $1,000.00 + $50.00 = $1,050.00 per note

Pretax annualized rate of return: 0.98%

Example 5: The closing level of the S&P 500® Index as of the final scheduled Reset Date is less than the Starting Level, and the Periodic Return increased in one-half of the Reference Periods and decreased in the other one-half of the Reference Periods, with the magnitude of each decrease being greater than the magnitude of each increase:

| | 2008/09 | | | 2009/10 | | | 2010/11 | | |
	Closing Level	Periodic Return	Return Cap	Closing Level	Periodic Return	Return Cap	Closing Level	Periodic Return	Return Cap
November	1,290	7.50%	7.50%	1,723	7.50%	7.50%	2,301	7.50%	7.50%
February	1,387	7.50%	7.50%	1,852	7.50%	7.50%	2,473	7.50%	7.50%
May	1,491	7.50%	7.50%	1,991	7.50%	7.50%	2,226	-10.00%	7.50%
August........	1,603	7.50%	7.50%	2,140	7.50%	7.50%	2,003	-10.00%	7.50%

| | 2011/12 | | | 2012/13 | | |
	Closing Level	Periodic Return	Return Cap	Closing Level	Periodic Return	Return Cap
November	1,803	-10.00%	7.50%	1,183	-10.00%	7.50%
February	1,623	-10.00%	7.50%	1,065	-10.00%	7.50%
May	1,460	-10.00%	7.50%	958	-10.00%	7.50%
August........	1,314	-10.00%	7.50%	862	-10.00%	7.50%

Index Return = [(1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+0.075) x (1.00+ -0.10) x (1.00+ -0.10) x (1.00+ -0.10) x (1.00+ -0.10) x (1.00+ -0.10) x (1.00+ -0.10) x (1.00+ -0.10) x (1.00+ -0.10) x (1.00+ -0.10) x (1.00+ -0.10)] minus 1.00 = -0.2814 or -28.14%

Supplemental Redemption Amount = $50.00, the Minimum Supplemental Redemption Amount

Total payment at maturity = $1,000.00 + $50.00 = $1,050.00 per note

Pretax annualized rate of return: 0.98%

Example 6: The closing level of the S&P 500® Index as of the final scheduled Reset Date is greater than the Starting Level, and the Periodic Return fluctuated during the term of the notes, increasing in one-half of the Reference Periods and decreasing in the other one-half of the Reference Periods, with the magnitude of each increase being greater than the magnitude of each decrease:

	2008/09			2009/10			2010/11		
	Closing Level	Periodic Return	Return Cap	Closing Level	Periodic Return	Return Cap	Closing Level	Periodic Return	Return Cap
November ...	1,290	7.50%	7.50%	1,345	7.50%	7.50%	1,403	7.50%	7.50%
February	1,387	7.50%	7.50%	1,446	7.50%	7.50%	1,508	7.50%	7.50%
May	1,317	-5.00%	7.50%	1,374	-5.00%	7.50%	1,433	-5.00%	7.50%
August........	1,252	-5.00%	7.50%	1,305	-5.00%	7.50%	1,361	-5.00%	7.50%

	2011/12			2012/13		
	Closing Level	Periodic Return	Return Cap	Closing Level	Periodic Return	Return Cap
November ...	1,463	7.50%	7.50%	1,526	7.50%	7.50%
February	1,573	7.50%	7.50%	1,641	7.50%	7.50%
May	1,495	-5.00%	7.50%	1,559	-5.00%	7.50%
August........	1,420	-5.00%	7.50%	1,481	-5.00%	7.50%

Index Return = [(1.00+0.075) x (1.00+0.075) x (1.00+ -0.05) x (1.00+ -0.05) x (1.00+0.075) x (1.00+0.075) x (1.00+ -0.05) x (1.00+ -0.05) x (1.00+0.075) x (1.00+0.075) x (1.00+ -0.05) x (1.00+ -0.05) x (1.00+0.075) x (1.00+0.075) x (1.00+ -0.05) x (1.00+ -0.05) x (1.00+0.075) x (1.00+0.075) x (1.00+ -0.05) x (1.00+ -0.05)] minus 1.00 = 0.2340 or 23.40%

Supplemental Redemption Amount = $1,000.00 x 0.2340 = $234.00

Total payment at maturity = $1,000.00 + $234.00 = $1,234.00 per note

Pretax annualized rate of return: 4.29%

Example 7: In this example, for the Reference Periods where the Periodic Returns are in excess of 7.50%, the Periodic Returns for those Reference Periods used in the calculation of the Index Return shall be the hypothetical Return Cap of 7.50%. The closing level of the S&P 500® Index as of the final scheduled Reset Date is greater than the Starting Level, and the Periodic Return fluctuated during the term of the notes, increasing in three-fourths of the Reference Periods and decreasing in the other one-fourth, with a wide variance in the magnitude of the increases:

	2008/09			2009/10			2010/11		
	Closing Level	Periodic Return	Return Cap	Closing Level	Periodic Return	Return Cap	Closing Level	Periodic Return	Return Cap
November	1,236	3.00%	7.50%	1,259	3.00%	7.50%	1,282	3.00%	7.50%
February	1,273	3.00%	7.50%	1,297	3.00%	7.50%	1,321	3.00%	7.50%
May	1,018	-20.00%	7.50%	1,037	-20.00%	7.50%	1,056	-20.00%	7.50%
August........	1,222	20.00%	7.50%	1,245	20.00%	7.50%	1,268	20.00%	7.50%

	2011/12			2012/13		
	Closing Level	Periodic Return	Return Cap	Closing Level	Periodic Return	Return Cap
November	1,306	3.00%	7.50%	1,330	3.00%	7.50%
February	1,345	3.00%	7.50%	1,370	3.00%	7.50%
May	1,076	-20.00%	7.50%	1,096	-20.00%	7.50%
August........	1,291	20.00%	7.50%	1,315	20.00%	7.50%

Index Return = [(1.00+0.03) x (1.00+0.03) x (1.00+ -0.20) x (1.00+0.075) x (1.00+0.03) x (1.00+0.03) x (1.00+ -0.20) x (1.00+0.075) x (1.00+0.03) x (1.00+0.03) x (1.00+ -0.20) x (1.00+0.075) x (1.00+0.03) x (1.00+0.03) x (1.00+ -0.20) x (1.00+0.075) x (1.00+0.03) x (1.00+0.03) x (1.00+ -0.20) x (1.00+0.075)] minus 1.00 = -0.3678 or -36.78%

Supplemental Redemption Amount = $50.00, the Minimum Supplemental Redemption Amount

Total payment at maturity = $1,000.00 + $50.00 = $1,050.00 per note

Pretax annualized rate of return: 0.98%

Who will determine the Supplemental Redemption Amount and the amounts due at maturity?

A calculation agent will make all the calculations associated with determining the Supplemental Redemption Amount and the amounts due at maturity. We have appointed our subsidiary, Banc of America Securities LLC, or "BAS," to act as calculation agent. See the section entitled "Description of the Notes—Role of the Calculation Agent."

Who publishes the S&P 500® Index and what does the S&P 500® Index measure?

The S&P 500® Index is published by Standard & Poor's®, a division of The McGraw-Hill Companies, Inc., or "S&P®," and is intended to provide an indication of the pattern of common stock price movement in the U.S. equities market. The level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The S&P 500® Index is described further in the section entitled "The S&P 500® Index."

How has the S&P 500® Index performed historically?

There has been significant volatility in the S&P 500® Index. The table on page PS-30 shows the quarterly performance of the S&P 500® Index since the first quarter of 2004. The table in Annex A sets forth the value of the S&P 500® Index for the calendar quarters from the end of the fourth quarter of 1969 through the second quarter of 2008. We have provided this historical information to help you evaluate the behavior of the S&P 500® Index in recent periods. However, it is not possible to accurately predict how the S&P 500® Index or the notes will perform in the future. Past performance of the S&P 500® Index is not necessarily indicative of future results for any other period.

How will you be able to find the S&P 500® Index level?

You can obtain the S&P 500® Index level from the Bloomberg® service under the symbol "SPX," the S&P® website, www.standardandpoors.com, as well as from *The New York Times*, *The Wall Street Journal*, and the *Financial Times*.

Will you have an ownership interest in the stocks that are included in the S&P 500® Index?

No. An investment in the notes does not entitle you to any ownership interest, including any voting rights, dividends paid, or other distributions, in the stocks of any of the companies included in the S&P 500® Index.

Who are the selling agents for the notes?

Our subsidiaries, BAS and Banc of America Investment Services, Inc., or "BAI," are acting as our selling agents in connection with this offering and will receive a commission based on the total principal amount of notes sold. In this capacity, neither of the selling agents is your fiduciary or advisor, and you should not rely upon any communication from either selling agent in connection with the notes as investment advice or a recommendation to purchase the notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

How are the notes being offered?

BAS and BAI are offering the notes, as selling agents, to selected investors on a best efforts basis. We have registered the notes with the SEC in the U.S. However, we are not registering the notes for public distribution in any jurisdiction other than the U.S. The selling agents may solicit offers to purchase the notes from non-U.S. investors in reliance on available private placement exemptions. See the section entitled "Supplemental Plan of Distribution—Selling Restrictions" in the attached prospectus supplement.

Are the notes exchange-traded funds?

No. The notes are not part of an exchange-traded fund. The value of the notes will not rise or fall at the same rate, or in the same manner, as the S&P 500® Index. We do not expect the notes to trade with the same volume or liquidity as certain exchange-traded funds.

How are the notes treated for U.S. federal income tax purposes?

Although the matter is not free from doubt, for U.S. federal income tax purposes, the notes should be treated as debt instruments that provide for contingent interest. As a result, the notes are considered to be issued with original issue discount, or "OID." See the section entitled "U.S. Federal Income Tax Summary—Tax Characterization of the Notes."

You will be required to pay taxes on the notes over their term based upon a comparable yield for the notes, even though you will not receive any payments until maturity. We have determined this comparable yield in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to determine the amount of taxes that you will owe each year as a result of your ownership of the notes. This comparable yield is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or whether the actual Supplemental Redemption Amount will exceed the Minimum Supplemental Redemption Amount. Based on current market conditions, we have determined that the current estimated comparable yield will equal 5.46% per annum, compounded annually. However, the estimated comparable yield may change between the date of this preliminary pricing supplement and the pricing date. The comparable yield determined on the pricing date will be set forth in the final pricing supplement.

Additionally, you generally will be required to recognize ordinary income on any gain realized on a sale, upon maturity, or upon another disposition of the notes. See the section entitled "U.S. Federal Income Tax Summary."

If you are a Non-U.S. Holder, payments on the notes generally will not be subject to U.S. federal income or withholding tax, as long as you provide us with the required completed tax forms.

Will the notes be listed on an exchange?

No. The notes will not be listed on any securities exchange, and a market for them may never develop.

Can the Reset Dates and the stated maturity date be postponed if a Market Disruption Event occurs?

Yes. If the calculation agent determines that, on any Reset Date, a Market Disruption Event (as defined below) has occurred or is continuing, that Reset Date will be postponed until the first business day on which no Market Disruption Event occurs or is continuing, but the delay will never be more than five business days. If a delay occurs, then the calculation agent instead will use the closing level of the S&P 500® Index on that new Reset Date. If any scheduled Reset Date is postponed to the last possible day, but a Market Disruption Event occurs or is continuing on that day, that day nevertheless will be the Reset Date. If the closing level of the S&P 500® Index is not available on that last possible day, either because of a Market Disruption Event or for any other reason, the calculation agent will make a good faith estimate of the closing level of the S&P 500® Index based on its assessment, made in its sole discretion, of the level of the S&P 500® Index at that time. If the last scheduled Reset Date is postponed due to a Market Disruption Event, the maturity date for the notes also will be postponed by the same number of business days. See the section entitled "Description of the Notes—Market Disruption."

Does ERISA impose any limitations on purchases of the notes?

Yes. An employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 (commonly referred to as "ERISA") or a plan that is subject to Section 4975 of the Internal Revenue Code, or the "Code," including individual retirement accounts, individual retirement annuities or Keogh plans, or any entity the assets of which are deemed to be "plan assets" under the ERISA regulations, should not purchase, hold, or dispose of the notes unless that plan or entity has determined that its purchase, holding, or disposition of the notes will not constitute a prohibited transaction under ERISA or Section 4975 of the Code.

Any plan or entity purchasing the notes will be deemed to be representing that it has made that determination, or that a prohibited transaction class exemption ("PTCE") or other statutory or administrative exemption exists and can be relied upon by that plan or entity. See the section entitled "ERISA Considerations."

Are there any risks associated with my investment?

Yes. An investment in the notes is subject to risk. Please refer to the section entitled "Risk Factors" in this pricing supplement and page S-4 of the attached prospectus supplement.

RISK FACTORS

Your investment in the notes entails significant risks. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

Your yield may be less than the yield on a conventional debt security of comparable maturity. There will be no periodic payments of interest on the notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. Instead, the rate of return primarily is based on the future performance of the S&P 500® Index. We cannot assure you that the Index Return will be positive. If the Index Return is 5.00% or less, the Supplemental Redemption Amount to be paid at maturity will be the Minimum Supplemental Redemption Amount. Under such circumstances, you will receive only the principal amount and the Minimum Supplemental Redemption Amount at maturity. Any yield on your investment above the principal amount of your note may be less than the overall return you would earn if you had purchased a conventional debt security with the same maturity date. Your investment return may not reflect the full opportunity cost to you when you consider factors that affect the time value of money.

Your investment return is limited and may be less than a comparable investment directly in an S&P 500® Index fund or the stocks included in the S&P 500® Index. If the level of the S&P 500® Index declines during any Reference Period during the term of the notes, the Periodic Return for that Reference Period will be less than zero. The Index Return is based on the compounded value of the Periodic Returns during the 20 Reference Periods. This has a cumulative negative effect as the number of negative Periodic Return values increases prior to the maturity date of the notes. The likelihood that you will receive only the principal amount and the Minimum Supplemental Redemption Amount increases as the number of negative Periodic Return values increases and as the decline in the level of the S&P 500® Index in any Reference Period increases. You may receive only the principal amount and the Minimum Supplemental Redemption Amount even if the level of the S&P 500® Index increases during one or more Reference Periods during the term of the notes or if the level of the S&P 500® Index as of the final scheduled Reset Date exceeds its level on the pricing date. In fact, if the S&P 500® Index declines in any single Reference Period by a range of approximately -68.26% to -77.71% or more, you will receive only the Minimum Supplemental Redemption Amount, regardless of the amount of the increases in the S&P 500® Index in other Reference Periods. In that case, at maturity, you would receive only the principal amount of the notes and the Minimum Supplemental Redemption Amount. See the section entitled "Description of the Notes— Payment at Maturity; Supplemental Redemption Amount." In addition, due to the Return Cap, the return on your investment in the notes may not fully reflect any increase in the market values of the stocks included in the S&P 500® Index. Finally, a direct investment in an S&P 500® Index fund or the stocks directly would allow you to receive the full benefit of any appreciation in the price of those shares, as well as in any dividends paid by or distributions made on those shares.

We cannot assure you that a trading market for the notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in the secondary market, or whether that market will be liquid or illiquid. The number of potential buyers of the notes in any secondary market may be limited. BAS currently intends to act as a market-maker for the notes, but it is not required to do so. BAS may discontinue its market-making activities at any time.

To the extent that BAS engages in any market-making activities, it may bid for or offer the notes. Any price at which BAS may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that may be used by BAS, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time BAS were to cease acting as a market-maker, it is likely that there would be significantly less liquidity in the secondary market, in which case the price at which the notes could be sold likely would be lower than if an active market existed.

If you attempt to sell the notes prior to maturity, the market value of the notes, if any, may be less than the principal amount of the notes. Unlike savings accounts, certificates of deposit, and other similar investment products, you have no right to redeem the notes prior to maturity. If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell the notes. At that time, there may be a very illiquid market for the notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may affect the market value of the notes, some of which, but not all, are stated below. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe the expected impact on the market value of the notes given a change in a specific factor, assuming all other conditions remain constant.

- **The S&P 500® Index.** Because the total amount payable at maturity is tied to the Starting Level and the closing level of the S&P 500® Index on each of the Reset Dates, the market value of the notes at any time will depend on the closing level of the S&P 500® Index. The S&P 500® Index is primarily influenced by the operational results, creditworthiness, and dividend rates, if any, of the companies represented by the component stocks of that index, and by complex and interrelated political, economic, financial, and other factors that affect the capital markets generally, the markets on which these component stocks are traded, and the market segments of which the companies represented by these stocks are a part. The policies of S&P® concerning additions, deletions, and substitutions of the stocks underlying the S&P 500® Index and the manner in which the S&P 500® Index takes account of certain changes affecting these stocks may affect the level of the S&P 500® Index. The policies of S&P® with respect to the calculation of the S&P 500® Index also could affect the level of the S&P 500® Index. S&P® may discontinue or suspend the calculation or dissemination of the S&P 500® Index. Any of these actions could affect the value of the notes. See the section entitled "The S&P 500® Index." It is impossible to predict whether the level of the S&P 500® Index will rise or fall.

- **Impact of the S&P 500® Index on the Value of the Notes.** We anticipate that the market value of the notes, if any, will depend substantially on the level of the S&P 500® Index as of each Reset Date. Even if the level of the S&P 500® Index increases after the pricing date, if you are able to sell your notes before the maturity date, you may receive substantially less than the amount that would be payable at maturity based on that value because of the anticipation that the S&P 500® Index will continue to fluctuate until the Index Return is determined. If you sell your notes when the level of the S&P 500® Index is less than, or not sufficiently above, the Starting Level, you may receive less than the principal amount of your notes. Because your return is calculated based upon the Periodic Returns for each Reference Period, an increase in the level of the S&P 500® Index in one or more Reference Periods may be offset by a decrease in its level in one or more other Reference Periods.

- **Volatility of the S&P 500® Index.** Volatility is the term used to describe the size and frequency of market fluctuations. Volatility of the S&P 500® Index level may affect the market value of the notes. During recent periods, the S&P 500® Index has been highly volatile. The generally unsettled international environment and related uncertainties may result in greater market volatility. This volatility may increase the risk that the Index Return will be zero or negative, thus negatively affecting the market value of the notes and your yield.

- **Economic and Other Conditions Generally.** The general economic conditions of the capital markets in the U.S., as well as geopolitical conditions and other financial, political, regulatory, and judicial events that affect the stock markets generally, may affect the levels of the S&P 500® Index and the value of the notes.

- **Interest Rates.** We expect that changes in interest rates will affect the market value of the notes. In general, if U.S. interest rates increase, we expect that the market value of the notes will decrease and, conversely, if U.S. interest rates decrease, we expect that the market value of the notes will increase. The level of prevailing interest rates also may affect the U.S. economy, and, in turn, the level of the S&P 500® Index.

- **Dividend Yields.** In general, if dividend yields on the stocks of the companies included in the S&P 500® Index increase, we anticipate that the market value of the notes will decrease and, conversely, if dividend yields on these stocks decrease, we anticipate that the market value of the notes will increase.

- **Time to Maturity.** As the time remaining to maturity of the notes decreases, the "time premium" associated with the notes may decrease. We anticipate that before their maturity, the notes may have a market value above that which would be expected based on the level of interest rates and the S&P 500® Index. This difference will reflect a "time premium" due to expectations concerning the level of the S&P 500® Index during the period before the maturity date of the notes. However, as the time remaining to the maturity of the notes decreases, we expect that this time premium may decrease, lowering the value of the notes.

In general, assuming all relevant factors are held constant, we anticipate that the effect on the market value of the notes of a given change in most of the factors listed above will be less if it occurs later in the term of the notes than if it occurs earlier in the term of the notes.

Changes in our credit ratings are expected to affect the value of the notes. Our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, actual or anticipated changes in our credit ratings prior to the maturity date of the notes may affect the notes' value. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the percentage increase in the level of the S&P 500® Index during each of the 20 Reference Periods, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

Hedging activities may affect the Supplemental Redemption Amount and the market value of the notes. Hedging activities in which we or one or more of our affiliates, including the selling agents, may engage may affect the level of the S&P 500® Index. Accordingly, our hedging activities may increase or decrease the market value of the notes prior to maturity and the Supplemental Redemption Amount you would receive at maturity. In addition, we or one or more of our affiliates, including the selling agents, may purchase or otherwise acquire a long or short position in the notes. We or any of our affiliates, including the selling agents, may hold or resell the notes. Although we have no reason to believe that any of those activities will have a material impact on the level of the S&P 500® Index, we cannot assure you that these activities will not affect that level and the market value of the notes prior to maturity or the Supplemental Redemption Amount payable at maturity.

You have no shareholder rights, have no rights to receive any shares of the S&P 500® Index stocks, and are not entitled to dividends or other distributions on the S&P 500® Index stocks. The notes are our debt securities. They are not equity instruments or shares of stock. Investing in the notes will not make you a holder of any of the S&P 500® Index stocks. You will not have any voting rights, any rights to receive dividends or other distributions, or any other rights with respect to the S&P 500® Index stocks. As a result, the return on your notes may not reflect the return you would realize if you actually owned these stocks and received the dividends paid or other distributions made in connection with them. Your notes will be paid in cash and you have no right to receive delivery of any shares of the S&P 500® Index stocks.

Although our common stock is a component of the S&P 500® Index, we are not affiliated with any other S&P 500® Index company and are not responsible for any disclosure by any other S&P 500® Index company. Neither we nor any of our affiliates, including the selling agents, assume any responsibility for the adequacy or accuracy of any publicly available information about any other companies represented by the constituent stocks of the S&P 500® Index or the calculation of the S&P 500® Index. You should make your own investigation into the S&P 500® Index and the companies represented by its constituent stocks. See the section entitled "The S&P 500® Index" below for additional information about the S&P 500® Index.

None of S&P® or any of its affiliates, or any S&P 500® Index company other than us is involved in this offering of the notes or has any obligation of any sort with respect to the notes. As a result, none of those companies has any obligation to take your interests into consideration for any reason, including taking any corporate actions that might affect the value of the notes.

Our trading and hedging activities may create conflicts of interest with you. We or one or more of our affiliates, including the selling agents, may engage in trading activities related to the S&P 500® Index and the S&P 500® Index stocks that are not for your account or on your behalf. We and our affiliates from time to time may buy or sell the stocks included in the S&P 500® Index or futures or options contracts on the S&P 500® Index for our own accounts, for business reasons, or in connection with hedging our obligations under the notes. We may also issue, or our affiliates may underwrite, other financial instruments with returns based on the S&P 500® Index. These trading and underwriting activities could affect the level of the S&P 500® Index in a manner that would be adverse to your investment in the notes.

In addition, we expect to enter into an arrangement or arrangements with one or more of our affiliates to hedge the market risks associated with our obligation to pay the amounts due under the notes. Our affiliates expect to make a profit in connection with this arrangement. We do not intend to seek competitive bids for this arrangement from unaffiliated parties.

We or our affiliates may enter into these transactions on or prior to the pricing date in order to hedge some or all of our anticipated obligations under the notes. This hedging activity could increase the Starting Level. If this occurs, you would be less likely to receive a Supplemental Redemption Amount that is greater than the Minimum Supplemental Redemption Amount.

In addition, from time to time during the term of the notes and in connection with the determination of the Periodic Return, we or our affiliates may enter into additional hedging transactions or adjust or close out existing hedging transactions. We or our affiliates also may enter into hedging transactions relating to other notes or instruments that we issue, some of which may have returns calculated in a manner related to that of the notes. We or our affiliates will price these hedging transactions with the intent to realize a profit, considering the risks inherent in these hedging activities, whether the value of the notes increases or decreases. However, these hedging activities may result in a profit that is more or less than initially expected, or could result in a loss.

These trading activities may present a conflict of interest between your interest in your notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions, including block trades, for our other customers, and in accounts under our management. These trading activities, if they influence the level of the S&P 500® Index or secondary trading activity in the notes, could be adverse to your interests as a beneficial owner of the notes.

Our business activities relating to the companies included in the S&P 500® Index may create conflicts of interest with you. We and our affiliates, including the selling agents, at present or in the future, may engage in business with the companies included in the S&P 500® Index, including making loans to, equity investments in, or providing investment banking, asset management, or other services to those companies, their affiliates, and their competitors. In connection with these activities, we may receive information about those companies that we will not divulge to you or other third parties. One or more of our affiliates have published, and in the future may publish, research reports on one or more of these companies. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.

Secondary market prices of the notes may be affected adversely by the inclusion in the original issue price of the notes of the selling agents' commissions and costs of hedging our obligations under the notes. Assuming no change in market conditions or any other relevant factors, the market price, if any, at which a party may be willing to purchase notes in secondary market transactions likely will be lower than the original issue price. This is because the original issue price included, and secondary market prices are likely to exclude, commissions paid for the notes and the potential profit included in the cost of hedging our obligations under the notes. The price of hedging our obligations was determined by our affiliates with the intention of realizing a profit. However, because hedging our obligations entails risks and may be influenced by market forces beyond our control or our affiliates' control, these hedging activities may result in a profit that is more or less than initially expected, or could result in a loss.

There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent. The determination of the Supplemental Redemption Amount is a complex process involving a large number of related calculations, some of which may require the exercise of judgment. Our subsidiary, BAS, is the calculation agent for the notes and, as such, will determine each Starting Level and Ending Level and calculate the Supplemental Redemption Amount. Under some circumstances, these duties could result in a conflict of interest between BAS' status as our subsidiary and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with the calculation agent's determination as to whether a "Market Disruption Event" has occurred, or in connection with judgments that it would be required to make if the publication of the S&P 500® Index is discontinued. See the sections entitled "Description of the Notes—Market Disruption" and "—Discontinuance of the S&P 500® Index; Alteration of Method of Calculation."

USE OF PROCEEDS

We will use the net proceeds we receive from the sale of the notes for the purposes described in the accompanying prospectus under "Use of Proceeds." In addition, we expect that we or our affiliates will use a portion of the net proceeds to hedge our obligations under the notes.

DESCRIPTION OF THE NOTES

General

The notes are part of a series of medium-term notes entitled "Medium-Term Notes, Series L" issued under the Senior Indenture, as amended and supplemented from time to time. The Senior Indenture is described more fully in the accompanying prospectus and prospectus supplement. The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings "Description of the Notes" in the prospectus supplement and "Description of Debt Securities" in the prospectus.

The aggregate principal amount of the notes is $_____. The notes are issued in minimum denominations of $1,000 and whole multiples of $1,000. The notes will mature on August 29, 2013, but under limited circumstances, which we describe below, the maturity date may be postponed. See the section entitled "—Market Disruption."

We will not pay interest on the notes.

Prior to maturity, the notes are not redeemable by us or repayable at your option. The notes are not subject to any sinking fund. Upon the occurrence of an event of default (as defined in the Senior Indenture), holders of the notes may accelerate the maturity of the notes, as described under "Description of Debt Securities—Defaults and Rights of Acceleration" in the prospectus. Upon an event of default, you will be entitled to receive only your principal amount, and you will not be entitled to payment of any Supplemental Redemption Amount.

The notes will be issued in book-entry form only. The CUSIP number for the notes is 06048 UBB9.

Payment at Maturity; Supplemental Redemption Amount

At maturity, you will be paid the principal amount of the notes and the Supplemental Redemption Amount, which will not be less than the Minimum Supplemental Redemption Amount.

The calculation agent will determine the Supplemental Redemption Amount by reference to the Periodic Returns of the S&P 500® Index during the 20 Reference Periods described in the "Summary" section above. On each Reset Date, the calculation agent will determine the "Periodic Return" of the S&P 500® Index for the Reference Period then ended by applying the following formula:

$$\frac{(\text{Ending Level - Starting Level})}{\text{Starting Level}}$$

The result will be rounded to the nearest ten-thousandth of a decimal place and then expressed as a percentage.

The calculation agent will determine the applicable Starting Level and Ending Level for each Reference Period.

Except for the payment of the principal amount and the Minimum Supplemental Redemption Amount at maturity, you will be exposed to unlimited declines in the Periodic Return for any Reference Period. However, you will benefit from increases in the Periodic Return of the S&P 500® Index, but only up to the Return Cap, which we will set on the pricing date. For any Reference Period in which the Periodic Return is greater than the Return Cap, the Periodic Return for that Reference Period will be deemed to be the Return Cap, and for that Reference Period you will receive only the benefit of the increase in value up to the Return Cap.

After the close of the market on the last Reset Date, the calculation agent will determine the Supplemental Redemption Amount payable to you at maturity, which will not be less than the Minimum Supplemental Redemption Amount, based on the following formula:

Principal Amount x Index Return

The "Index Return" is the compounded value of the 20 Periodic Returns computed in the following manner:

[The product of (1.00 + the Periodic Return) for each Reference Period] - 1.00

The Index Return will be rounded to the nearest ten-thousandth and then expressed as a percentage.

The notes are principal protected. You are entitled to receive the Minimum Supplemental Redemption Amount. As a result, if the calculation of the Supplemental Redemption Amount results in an amount that is less than the Minimum Supplemental Redemption Amount, or if it results in a negative number because the S&P 500® Index declines, you will receive only your principal amount and the Minimum Supplemental Redemption Amount at maturity.

Market Disruption

Each of the following will be a "Market Disruption Event" if, in the sole opinion of the calculation agent, that event materially affects the S&P 500® Index:

- the suspension, material limitation, or absence of the trading of a material number of stocks included in the S&P 500® Index;

- the suspension or material limitation of the trading of stocks on one or more stock exchanges on which stocks included in the S&P 500® Index are quoted;

- a breakdown or failure in the price and trade reporting systems of the respective primary markets on which the stocks included in the S&P 500® Index are quoted, as a result of which the reported trading prices for the affected stocks, during the last one-half hour before the close of trading in that market, are materially inaccurate; or

- the suspension or material limitation of the trading of (a) options or futures relating to the S&P 500® Index on any options or futures exchanges or (b) options or futures generally.

For purposes of determining whether a Market Disruption Event has occurred:

- a limitation on the number of hours or days of trading will not be a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

- a limitation on trading imposed by reason of the movements in price exceeding the levels permitted by any relevant exchange will be a Market Disruption Event;

- a decision to permanently discontinue trading in the relevant futures or options contracts will not constitute a Market Disruption Event; and

- an absence of trading on a securities exchange or quotation system will not include any time when that exchange or quotation system is closed for trading under ordinary circumstances.

If a Market Disruption Event occurs or is continuing on a day that would otherwise be a Reset Date, then the calculation agent instead will use the closing level of the S&P 500® Index on the first business day after that day on which no Market Disruption Event occurs or is continuing. In no event, however, will any Reset Date be postponed by more than five business days. If any Reset Date is postponed to the last possible day, but a Market Disruption Event occurs or is continuing on that day, that day nevertheless will be the Reset Date, and the calculation agent will make a good faith estimate of the closing level of the S&P 500® Index based on its assessment, made in its sole discretion, of the level of the S&P 500® Index at that time. If the last scheduled Reset Date is postponed due to a Market Disruption Event, the maturity date for the notes also will be postponed by the same number of business days.

When we refer to a "business day," we mean a day that is a business day of the kind described in the accompanying prospectus supplement but that is not a day on which the principal securities market (or markets) on which the constituent stocks of the S&P 500® Index are traded is closed.

Discontinuance of the S&P 500® Index; Alteration of Method of Calculation

If S&P® discontinues publication of the S&P 500® Index and S&P® or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, is comparable to the discontinued S&P 500® Index (the new index being referred to as a "Successor Index"), then the relevant closing levels will be determined by reference to the closing levels of the Successor Index.

If the calculation agent selects a Successor Index, the calculation agent immediately will notify us and the trustee of the Senior Indenture, and the trustee will provide written notice of a change to you within three business days of that selection.

If S&P® discontinues publication of the S&P 500® Index or a Successor Index is discontinued, and the calculation agent determines that no Successor Index is available, then the calculation agent will notify us and the trustee of the Senior Indenture and will calculate the appropriate closing levels. These calculations by the calculation agent will be in accordance with the formula for and method of calculating the level of the S&P 500® Index last in effect prior to that discontinuance. If a Successor Index is selected or the calculation agent calculates a level as a substitute for the S&P 500® Index, that Successor Index or level will be substituted for the S&P 500® Index for all purposes.

If at any time the method of calculating the S&P 500® Index or a Successor Index, or the level of that index, is changed in a material respect, or if the S&P 500® Index or a Successor Index in any other way is modified so that it does not, in the opinion of the calculation agent, fairly represent the level of the S&P 500® Index or that Successor Index had those changes or modifications not been made, then, from and after that time, the calculation agent will notify us and the trustee of the Senior Indenture. The calculation agent will make those calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the S&P 500® Index or that Successor Index, as the case may be, as if those changes or modifications had not been made, and will calculate the closing levels with reference to the S&P 500® Index or that

Successor Index, as adjusted. Accordingly, if the method of calculating the S&P 500® Index or a Successor Index is modified so that the level of that index is a fraction of what it would have been if it had not been modified (e.g., due to a split in the index), then the calculation agent will adjust that index in order to arrive at a level of the S&P 500® Index or that Successor Index as if it had not been modified (e.g., as if the split had not occurred). The calculation agent also may determine that no adjustment is required by the modification of the method of calculation.

Role of the Calculation Agent

The calculation agent has the sole discretion to make all determinations regarding the notes, including determinations regarding the Index Return, the Periodic Return, the Supplemental Redemption Amount, Market Disruption Events, Successor Indices, and business days. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

We have initially appointed our subsidiary, BAS, as the calculation agent, but we may change the calculation agent at any time without notifying you.

Same-Day Settlement and Payment

The notes will be delivered in book-entry form only through The Depository Trust Company against payment by purchasers of the notes in immediately available funds. We will make payments of the principal amount and the Supplemental Redemption Amount in immediately available funds so long as the notes are maintained in book-entry form.

Listing

The notes will not be listed on any securities exchange.

THE S&P 500® INDEX

We have obtained all information regarding the S&P 500® Index contained in this pricing supplement, including its make up, method of calculation, and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, S&P®. S&P®, which owns the copyright and all other rights to the S&P 500® Index, has no obligation to continue to publish, and may discontinue publication of, the S&P 500® Index. The consequences of S&P® discontinuing publication of the S&P 500® Index are discussed in the section entitled "Description of the Notes—Discontinuance of the S&P 500® Index; Alteration of Method of Calculation." We do not assume any responsibility for the accuracy or completeness of any information relating to the S&P 500® Index.

The S&P 500® Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of June 30, 2008, 422 companies, or 84.2% by market capitalization, of the S&P 500® Index companies traded on the New York Stock Exchange and 78 companies, or 15.8% by market capitalization, of the S&P 500® Index companies traded on The Nasdaq Stock Market. S&P® chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which S&P® uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P® include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock generally is responsive to changes in the affairs of the respective industry, and the market value and trading activity of the common stock of that company. As of June 30, 2008, ten main groups of companies comprise the S&P 500® Index with the number of companies currently included in each group indicated in parentheses: Consumer Discretionary (84), Consumer Staples (41), Energy (39), Financials (90), Health Care (52), Industrials (55), Information Technology (71), Materials (28), Telecommunications Services (9), and Utilities (31). S&P® from time to time, in its sole discretion, may add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

S&P® calculates the S&P 500® Index by reference to the prices of the constituent stocks of the S&P 500® Index without taking account of the value of dividends paid on those stocks. As a result, the return on the notes will not reflect the return you would realize if you actually owned the S&P 500® Index constituent stocks and received the dividends paid on those stocks.

Computation of the S&P 500® Index

While S&P® currently employs the following methodology to calculate the S&P 500® Index, no assurance can be given that S&P® will not modify or change this methodology in a manner that may affect the Supplemental Redemption Amount.

Historically, the market value of any component stock of the S&P 500® Index was calculated as the product of the market price per share and the number of the then outstanding shares of such component stock. In March 2005, S&P® began shifting the S&P 500® Index half way from a market capitalization weighted formula to a float-adjusted formula, before moving the S&P 500® Index to full float adjustment on September 16, 2005. S&P®'s criteria for selecting stocks for the S&P 500® Index did not change by the shift to float adjustment. However, the adjustment affects each company's weight in the S&P 500® Index.

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors, not all of a company's outstanding shares. S&P® defines three groups of shareholders whose holdings are subject to float adjustment:

- holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

- holdings by government entities, including all levels of government in the U.S. or foreign countries; and

- holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as "exchangeable shares," shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor ("IWF") is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P® calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed value of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the component stocks by the "index divisor." By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it serves as a link to the original base period level of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index, which is index maintenance.

Index Maintenance

S&P 500® Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index, and do not require index divisor adjustments.

To prevent the level of the S&P 500® Index from changing due to corporate actions, corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the S&P 500® Index remains constant and does not reflect the corporate actions of individual companies in the S&P 500® Index. Index divisor adjustments are made after the close of trading and after the calculation of the S&P 500® Index closing level.

Changes in a company's shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, subscription rights, conversion of preferred stock, notes, debt, equity participation units, or other recapitalizations) are made weekly and are announced on Tuesdays for implementation after the close of trading on Wednesday. Changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two days prior.

Changes in IWFs of more than ten percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually, in September, when IWFs are reviewed.

Historical Closing Levels of the S&P 500® Index

Since its inception, the S&P 500® Index has experienced significant fluctuations. Any historical upward or downward trend in the level of the S&P 500® Index during any period shown below is not an indication that the level of the S&P 500® Index is more or less likely to increase or decrease at any time during the term of the notes. The historical S&P 500® Index levels do not give an indication of future performance of the S&P 500® Index. We cannot assure you that the future performance of the S&P 500® Index or the constituent stocks of the S&P® Index will result in you receiving an amount greater than the outstanding face amount of the notes on the maturity date plus the Minimum Supplemental Redemption Amount.

The table below sets forth the high, the low, and the last closing levels at the end of each calendar quarter of the S&P 500® Index since the first calendar quarter of 2004. The closing levels listed in the table below were obtained from the Bloomberg® service under the symbol "SPX," without independent verification.

S&P 500® Index Quarterly Levels

	HIGH	LOW	CLOSE
2004			
First Quarter	1,157.76	1,091.33	1,126.21
Second Quarter	1,150.57	1,084.10	1,140.84
Third Quarter	1,129.30	1,063.23	1,114.58
Fourth Quarter	1,213.55	1,094.81	1,211.92
2005			
First Quarter	1,225.31	1,163.75	1,180.59
Second Quarter	1,216.96	1,137.50	1,191.33
Third Quarter	1,245.04	1,194.44	1,228.81
Fourth Quarter	1,272.74	1,176.84	1,248.29
2006			
First Quarter	1,307.25	1,254.78	1,294.83
Second Quarter	1,325.76	1,223.69	1,270.20
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter	1,427.09	1,331.32	1,418.30
2007			
First Quarter	1,459.68	1,374.12	1,420.86
Second Quarter	1,539.18	1,424.55	1,503.35
Third Quarter	1,553.08	1,406.70	1,526.75
Fourth Quarter	1,565.15	1,407.22	1,468.36
2008			
First Quarter	1,447.16	1,273.37	1,322.70
Second Quarter	1,426.63	1,278.38	1,280.00
Third Quarter (through July 23rd)	1,284.91	1,214.91	1,282.19

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the S&P 500® Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in financial markets generally and the S&P 500® Index exhibiting greater volatility than in earlier periods.

License Agreement

We have entered into a non-exclusive license agreement with S&P® providing for the license to us and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use indices owned and published by S&P® (including the S&P 500® Index) in connection with certain securities, including the notes.

The license agreement between us and S&P® requires that the following language be stated in this pricing supplement:

The notes are not sponsored, endorsed, sold, or promoted by S&P®. S&P® makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P 500® Index to track general stock market performance. S&P®'s only relationship to us is the licensing of certain trademarks and trade names of S&P® and of the S&P

500® Index which is determined, composed, and calculated by S&P® without regard to us or the notes. S&P® has no obligation to take our needs or the needs of holders of the notes into consideration in determining, composing, or calculating the S&P 500® Index. S&P® is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued, or in the determination or calculation of the Supplemental Redemption Amount. S&P® has no obligation or liability in connection with the administration, marketing, or trading of the notes.

S&P® DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND S&P® SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P® MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P® MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P® HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Our subsidiaries, BAS and BAI, have been appointed as our selling agents to solicit offers on a best efforts basis to purchase the notes. The selling agents are parties to the Distribution Agreement described in the "Supplemental Plan of Distribution" on page S-13 of the accompanying prospectus supplement. Each selling agent will receive a commission of 3.00% of the principal amount of each note sold through its efforts. You must have an account with one of the selling agents in order to purchase the notes.

No selling agent is acting as your fiduciary or advisor, and you should not rely upon any communication from any selling agent in connection with the notes as investment advice or a recommendation to purchase notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

BAS and any of our other affiliates and subsidiaries may use this pricing supplement, the accompanying prospectus supplement, and the prospectus in a market-making transaction for any notes after their initial sale.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of certain U.S. federal income tax consequences of the purchase, ownership, and disposition of the notes is based upon laws, regulations, rulings, and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with initial purchasers of the notes who hold notes as capital assets and does not deal with persons in special tax situations, such as partnerships, subchapter S corporations, or other pass-through entities, financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding notes in a tax-deferred or tax-advantaged account, persons holding notes as a hedge, a position in a "straddle" or as part of a "conversion" transaction for tax purposes, or persons who are required to mark-to-market for tax purposes. **You must consult your own tax advisors concerning the application of U.S. federal income tax laws to your particular situation as well as any consequences of the purchase, ownership, and disposition of the notes arising under the laws of any other jurisdiction.**

As used in this pricing supplement, the term "U.S. Holder" means a beneficial owner of a note that is for U.S. federal income tax purposes (1) a citizen or resident of the U.S., (2) a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or of any state of the U.S. or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) any trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in Treasury regulations, some trusts in existence on August 20, 1996, and treated as U.S. persons prior to that date, that elect to continue to be treated as U.S. persons also will be U.S. Holders. As used in this pricing supplement, the term "Non-U.S. Holder" is a holder that is not a U.S. Holder.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds a note, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership and accordingly, this summary does not apply to partnerships. A partner of a partnership holding a note should consult its own tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership, and disposition by the partnership of a note.

Tax Characterization of the Notes

There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of the notes or other instruments with terms substantially the same as the notes. However, although the matter is not free from doubt, under current law, each note should be treated as a debt instrument for U.S. federal income tax purposes. We currently intend to treat the notes as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the Internal Revenue Service ("IRS") in accordance with such treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the notes. You should be aware, however, that the IRS is not bound by our characterization of the notes as indebtedness and the IRS could possibly take a different position as to the proper characterization of the notes for U.S. federal income tax purposes. If the notes are not in fact treated as debt instruments for U.S. federal income tax purposes, then the U.S. federal income tax treatment of the purchase, ownership, and disposition of the notes could differ materially from the treatment discussed below with the result that the timing and character of income, gain, or loss recognized in respect of a note could differ materially from the timing and character of income, gain, or loss recognized in respect of a note had the notes in fact been treated as debt instruments for U.S. federal income tax purposes.

U.S. Holders – Income Tax Considerations

Interest and Original Issue Discount

The amount payable on the notes at maturity will depend on the performance of the S&P 500® Index. Accordingly, the notes will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes subject to taxation under the "noncontingent bond method." As a result, the notes generally will be subject to the OID provisions of the Code and the Treasury regulations issued under the Code. Under applicable Treasury regulations, a U.S. Holder will be required to report OID or interest income based on a "comparable yield" and a "projected payment schedule," as described below, established by us for determining interest accruals and adjustments with respect to a note. A U.S. Holder which does not use the "comparable yield" and follow the "projected payment schedule" to calculate its OID and interest income on a note must timely disclose and justify the use of other estimates to the IRS.

A "comparable yield" with respect to a contingent payment debt instrument generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the contingent payment debt instrument (taking into account for this purpose the level of subordination, term, timing of payments, and general market conditions, but ignoring any adjustments for liquidity or the riskiness of the contingencies with respect to the debt instrument). Notwithstanding the foregoing, a comparable yield must not be less than the applicable U.S. federal rate based on the overall maturity of the debt instrument.

A "projected payment schedule" with respect to a contingent payment debt instrument generally is a series of expected payments, the amount and timing of which would produce a yield to maturity on that debt instrument equal to the comparable yield. In the case of the notes, based upon market conditions as of the date of this pricing supplement, as determined by us for purposes of illustrating the application of the Code and the Treasury regulations to the notes as if the notes had been issued on August 29, 2008 and were scheduled to mature on August 29, 2013, the "projected payment schedule" per $1,000 principal amount of the notes would consist of a single payment of $1,304.48 at maturity. This consists of the principal amount and a projection for tax purposes of the estimated Supplemental Redemption Amount. The actual "projected payment schedule" will be completed on the pricing date, and included in the final pricing supplement. See "—Hypothetical Tax Accrual Table." You should be aware that this amount is not calculated or provided for any purposes other than the determination of a U.S. Holder's interest accruals and adjustments with respect to the notes for U.S. federal income tax purposes. We make no representations regarding the actual amounts of payments on the notes, except with respect to the principal amount and the Minimum Supplemental Redemption Amount.

Based on the comparable yield and the projected payment schedule of the notes, a U.S. Holder of a note (regardless of accounting method) generally will be required to accrue as OID the sum of the daily portions of interest on the note for each day in the taxable year on which the holder held the note, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of any contingent payments on the note, as set forth below. The daily portions of interest for a note are determined by allocating to each day in an accrual period the ratable portion of interest on the note that accrues in the accrual period. The amount of interest on a note that accrues in an accrual period is the product of the comparable yield on the note (adjusted to reflect the length of the accrual period) and the adjusted issue price of the note at the beginning of the accrual period. The adjusted issue price of a note at the beginning of the first accrual period will equal its issue price and for any subsequent accrual period will be (1) the sum of the issue price of the note and any interest previously accrued on the note by a holder (disregarding any positive or negative adjustments) minus (2) the amount of any projected payments on the note for previous accrual periods. The issue price of each note in an issue of notes is the first price at which a substantial amount of those notes has been sold (including any premium paid for those notes and ignoring sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). Because of the application of the OID rules, a U.S. Holder of a note will be required to include in income OID in excess of actual cash payments received for certain taxable years.

A U.S. Holder will be required to recognize interest income equal to the amount of any positive adjustment (i.e., the excess of actual payments over the projected contingent payments) for a note for the taxable year in which a contingent payment is paid. A negative adjustment (i.e., the excess of projected contingent payments over actual payments) for a note for the taxable year in which a contingent payment is paid (1) will first reduce the amount of interest for the note that a U.S. Holder would otherwise be required to include in income in the taxable year and (2) to the extent of any excess, will give rise to an ordinary loss equal to that portion of the excess as does not exceed the excess of (A) the amount of all previous interest inclusions under the note over (B) the total amount of the U.S. Holder's net negative adjustments treated as ordinary loss on the note in prior taxable years. A net negative adjustment is not subject to the 2% floor limitation imposed on miscellaneous deductions under Section 67 of the Code. Any negative adjustment in excess of the amounts described above in (1) and (2) will be carried forward to offset future interest income for the note or to reduce the amount realized on a sale, exchange, or retirement of the note. Where a U.S. Holder purchases a note at a price other than its issue price, the difference between the purchase price and the issue price generally will be treated as a positive or negative adjustment, as the case may be, and allocated to the daily portions of interest or projected payments for the note. If you purchase a note in a transaction after the initial issuance of the notes, you should consult your tax advisors for additional guidance in making these adjustments.

If a contingent payment becomes fixed more than six months prior to maturity, a positive or negative adjustment, as appropriate, is made to reflect the difference between the present value of the amount that is fixed and the present value of the projected amount. A similar adjustment may be appropriate in some circumstances for the notes. For example, it may be possible to determine, based on the decline of the S&P 500® Index in one or more Reference Periods, that the Supplemental Redemption Amount will be no more than the Minimum Supplemental Redemption Amount, regardless of whether the S&P 500® Index increases in subsequent Reference Periods. In that case, assuming more than six months remain prior to maturity, a negative adjustment would be made to reflect the difference between the present value of the principal amount of the notes and the present value of the projected amounts. Moreover, on any Reset Date it may be possible to determine that the amount payable at maturity will be less than the projected payment amount, even though the amount payable on the notes will not become fixed prior to the last Reset Date. In that circumstance, the IRS may deem it appropriate to adjust (using the methodology described above or another methodology) the amount of interest income a U.S. Holder would be required to recognize in a particular taxable year for a note. However, until the IRS sets forth rules dealing with that situation, we do not intend to make any of these adjustments.

Hypothetical Tax Accrual Table

The table below sets forth the following information with respect to each $1,000 principal amount of the notes for each of the indicated accrual periods through the maturity date of the notes:

- the adjusted issue price at the beginning of the accrual period;
- the amount of interest deemed to have accrued during the accrual period; and
- the total amount of interest deemed to have accrued from the original issue date through the end of the accrual period.

The table is based upon a hypothetical projected payment schedule (including both a hypothetical Supplemental Redemption Amount and a hypothetical comparable yield equal to 5.46% per annum (compounded annually), which is our current estimate of the comparable yield, based upon market conditions as of the date of this pricing supplement) as determined by us for purposes of illustrating the application of the Code and the Treasury regulations to the notes as if the notes had been issued on August 29, 2008 and were scheduled to mature on August 29, 2013. The following table is for illustrative purposes only. We will determine the actual projected payment schedule and the actual comparable yield on the pricing date. The tax accrual table will be revised accordingly and will be set forth in the final pricing supplement delivered to you in connection with the initial sale of the notes. The tax accrual table will depend upon actual market interest rates (and accordingly, our borrowing costs for debt instruments with comparable maturities) as of the pricing date.

Accrual Period	Adjusted Issue Price at Beginning of Accrual Period	Interest Deemed to Accrue on the Notes During Accrual Period[1]	Total Interest Deemed to Have Accrued from Original Issue Date as of End of Accrual Period
August 29, 2008 through December 31, 2008	$1,000.00	$18.50	$18.50
January 1, 2009 through December 31, 2009	$1,018.50	$55.61	$74.11
January 1, 2010 through December 31, 2010	$1,074.11	$58.65	$132.76
January 1, 2011 through December 31, 2011	$1,132.76	$61.85	$194.61
January 1, 2012 through December 31, 2012	$1,194.61	$65.23	$259.84
January 1, 2013 through August 29, 2013	$1,259.84	$44.64	$304.48

Final Adjusted Issue Price = $1,304.48 per $1,000 principal amount of notes.

[1] Represents the adjusted issue price at the beginning of the accrual period multiplied by the hypothetical comparable yield for the accrual period.

Sale, Exchange, or Retirement

Upon a sale, exchange, or retirement of a note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and that holder's tax basis in the note. A U.S. Holder's tax basis in a note generally will equal the cost of that note, increased by the amount of interest income previously accrued by the holder for that note (disregarding any positive or negative adjustments). A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary losses, and the balance as long-term or short-term capital loss (depending upon the U.S. Holder's holding period for the note). The deductibility of capital losses by a U.S. Holder is subject to limitations.

Backup Withholding and Reporting

Generally, payments of principal and interest, and the accrual of OID, with respect to the notes will be subject to information reporting and possibly to backup withholding. Information reporting means that the payment is required to be reported to the holder of the notes and the IRS. Backup withholding means that we are required to collect and deposit a portion of the payment with the IRS as a tax payment on your behalf. Backup withholding will be imposed at a rate of 28%. This rate is scheduled to increase to 31% in 2011.

Payments of principal and interest, and the accrual of OID, with respect to notes held by a U.S. Holder, other than certain exempt recipients such as corporations, and proceeds from the sale of notes through the U.S. office of a broker will be subject to backup withholding unless that U.S. Holder supplies us with a taxpayer identification number and certifies that its taxpayer identification number is correct or otherwise establishes an exemption. In addition, backup withholding will be imposed on any payment of principal and interest, and the accrual of OID, with respect to a note held by a U.S. Holder that is informed by the U.S. Secretary of the Treasury that it has not reported all dividend and interest income required to be shown on its U.S. federal income tax return or that fails to certify that it has not underreported its interest and dividend income.

Payments of the proceeds from the sale of the notes to or through a foreign office of a broker, custodian, nominee, or other foreign agent acting on your behalf will not be subject to information reporting or backup withholding. If, however, that nominee, custodian, agent, or broker is, for U.S. federal income tax purposes, (1) a U.S. person, (2) the government of the U.S. or the government of any State or political subdivision of any State (or any agency or instrumentality of any of these governmental units), (3) a controlled foreign corporation, (4) a foreign partnership that is either engaged in a U.S. trade or business or whose U.S. partners in the aggregate hold more than 50% of the income or capital interests in the partnership, (5) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S., or (6) a U.S. branch of a foreign bank or foreign insurance company, those payments will be subject to information reporting, unless (a) that custodian, nominee, agent, or broker has documentary evidence in its records that the holder is not a U.S. person and certain other conditions are met or (b) the holder otherwise establishes an exemption from information reporting.

A U.S. Holder that does not provide us with its correct taxpayer identification number may be subject to penalties imposed by the IRS. In addition, any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the holder's U.S. federal income tax liability, provided that certain required information is furnished to the IRS.

Applicable Treasury regulations require taxpayers that participate in "reportable transactions" to disclose their participation to the IRS by attaching Form 8886 to their tax returns and to retain a copy of all documents and records related to the transaction. In addition, "material advisors" with respect to such a transaction may be required to file returns and maintain records, including lists identifying investors in the transaction, and to furnish those records to the IRS upon demand. A transaction may be a "reportable transaction" based on any of several criteria, one or more of which may be present with respect to an investment in the notes. Whether an investment in the notes constitutes a "reportable transaction" for any investor depends on the investor's particular circumstances. Investors should consult their own tax advisors concerning any possible disclosure obligation they may have for their investment in the notes and should be aware that, should any "material advisor" determine that the return filing or investor list maintenance requirements apply to this transaction, they would be required to comply with these requirements.

Non-U.S. Holders – Income Tax Considerations

U.S. Federal Income and Withholding Tax

Under present U.S. federal income tax law, and subject to the discussion below concerning backup withholding, any gain realized on the sale, exchange, or retirement of a note, or the payment by us, or any paying agent, of principal or interest, including OID, on a note owned by a Non-U.S. Holder is not subject to U.S. federal income or withholding tax provided that:

1. the holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote;

2. the holder is not a controlled foreign corporation that is related to us through stock ownership;

3. the holder is not a bank receiving interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business;

4. the payment is not effectively connected with the conduct of a trade or business in the U.S.; and

5. either (A) the holder provides us (or any paying agent) with a statement which sets forth its address, and certifies, under penalties of perjury, that it is not a U.S. person, citizen, or resident (which certification may be made on an IRS Form W-8BEN (or successor form)) or (B) a financial institution holding the note on behalf of the holder certifies, under penalties of perjury (which certification may be made on an IRS Form W-8IMY (or successor form)), that it has or will provide us (or the paying agent) with a withholding statement.

Payments to Non-U.S. Holders not meeting the requirements set forth above are subject to withholding at a rate of 30% unless (a) the holder is engaged in a trade or business in the U.S. and the holder provides us with a properly executed IRS Form W-8ECI (or successor form) certifying that the payments are effectively connected with the conduct of a trade or business in the U.S., or (b) the holder provides us with a properly executed IRS Form W-8BEN (or successor form) claiming an exemption from, or reduction in the rate of, withholding under the benefit of a tax treaty. To claim benefits under an income tax treaty, a Non-U.S. Holder must obtain a taxpayer identification number and certify as to its eligibility under the appropriate treaty's limitations on benefits article.

If a Non-U.S. Holder of a note is engaged in the conduct of a trade or business within the U.S. and if interest (including any OID) on the note, or gain realized on the sale, exchange, or retirement of the note, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder, although exempt from U.S. federal withholding tax (provided that the certification requirements discussed above are satisfied), generally will be subject to U.S. federal income tax on such interest (including any OID) or gain on a net income basis in the same manner as if it were a U.S. Holder. Non-U.S. Holders should read the material under the heading "—U.S. Holders—Income Tax Considerations," for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of a note. In addition, if that Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.

Backup Withholding and Reporting

Payments of principal and interest, and the accrual of OID, with respect to the notes and proceeds from the sale of notes held by a Non-U.S. Holder will not be subject to information reporting and backup withholding so long as the holder has certified that it is not a U.S. person and we do not have actual knowledge that the certification is false (or the holder otherwise establishes an exemption). However, if a Non-U.S. Holder has not certified that it is not U.S. person or we have actual knowledge that the certification is false (and the holder has not otherwise established an exemption), the holder will be subject to backup withholding and information reporting in the manner described above in "U.S. Holders—Backup Withholding and Reporting."

ERISA CONSIDERATIONS

A fiduciary of a pension plan or other employee benefit plan (including a governmental plan, an individual retirement account, or a Keogh plan) subject to ERISA should consider fiduciary standards under ERISA in the context of the particular circumstances of the plan before authorizing an investment in the notes. A fiduciary also should consider whether the investment is authorized by, and in accordance with, the documents and instruments governing the plan.

In addition, ERISA and the Code prohibit a number of transactions (referred to as "prohibited transactions") involving the assets of a plan subject to ERISA or the assets of an individual retirement account, or plan subject to Section 4975 of the Code (referred to as an "ERISA plan"), on the one hand, and persons who have specified relationships with the plan ("parties in interest" within the meaning of ERISA or "disqualified persons" within the meaning of the Code), on the other. If we (or an affiliate) are considered a party in interest or disqualified person for an ERISA plan, then the investment in the notes by that ERISA plan may give rise to a prohibited transaction. There are several ways by which we or our affiliates may be considered a party in interest or a disqualified person for an ERISA plan. For example, if we provide banking or financial advisory services to an ERISA plan, or act as a trustee or in a similar fiduciary role for ERISA plan assets, we may be considered a party in interest or a disqualified person for that ERISA plan.

A violation of the prohibited transaction rules may result in civil penalties or other liabilities under ERISA and an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory, or administrative exemption. In addition, a prohibited transaction may require "correction" of the transaction. Some types of employee benefit plans and arrangements including those that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), and foreign plans (as described in Section 4(b)(4) of ERISA) ("non-ERISA arrangements") are not subject to the requirements of ERISA or Section 4975 of the Code, but may be subject to similar provisions under applicable federal, state, local, foreign, or other regulations, rules, or laws ("similar laws").

Therefore, an ERISA plan should not invest in the notes unless the plan fiduciary or other person acquiring them on behalf of the ERISA plan determines that neither we nor any of our affiliates is a party in interest or a disqualified person or, alternatively, that an exemption from the prohibited transaction rules is available. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or "PTCEs," that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the notes. These exemptions include:

(1) PTCE 84-14, an exemption for some transactions determined by independent qualified professional asset managers;

(2) PTCE 90-1, an exemption for some types of transactions involving insurance company pooled separate accounts;

(3) PTCE 91-38, an exemption for some types of transactions involving bank collective investment funds;

(4) PTCE 95-60, an exemption for transactions involving some types of insurance company general accounts; and

(5) PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

There also may be other statutory or administrative exemptions available, depending on the particular circumstances.

Because we may be considered a party in interest or a disqualified person with respect to many plans, the notes may not be purchased, held, or disposed of by any ERISA plan or any person investing "plan assets" of any ERISA plan, unless the purchase, holding, or disposition is eligible for exemptive relief or that purchase, holding, or disposition is otherwise not prohibited. Therefore, any purchaser, including any fiduciary purchasing on behalf of an ERISA plan, transferee, or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding, that either (a) it is not an ERISA plan and is not purchasing the notes on behalf of or with "plan assets" of any ERISA plan, or with any assets of a non-ERISA arrangement, or (b) its purchase, holding, and disposition are eligible for exemptive relief or the purchase, holding, or disposition are not prohibited by ERISA or Section 4975 of the Code (or, in the case of a non-ERISA arrangement, any similar laws).

The sale of the notes to an ERISA plan or non-ERISA arrangement is not a representation by us to you or any other person associated with the sale that those securities meet any legal requirements for investments by those entities generally or any particular entities.

If you are the fiduciary of a pension plan or non-ERISA arrangement, or an insurance company that is providing investment advice or other features to a pension plan or other ERISA plan, and you propose to invest in the notes with the assets of the ERISA plan or a non-ERISA arrangement, you should consult your own legal counsel for further guidance.

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Annex A

Historical S&P 500® Index Quarterly Performance

(December 1969 to June 2008)

The following table sets forth the value of the S&P 500® Index for the end of each of the calendar quarters beginning in the fourth calendar quarter of 1969 through the second calendar quarter of 2008 and the percentage change over each period. The ending level of the S&P 500® Index for the fourth calendar quarter of 1969 was 92.06. You cannot predict the future performance of the S&P 500® Index based on its historical performance, and no assurance can be given as to the performance of the S&P 500® Index during any period or at maturity of the notes. The results produced by the S&P 500® Index for these periods are not necessarily indicative of the results for any future period. Calendar quarters that resulted in an increase in the level of the S&P 500® Index of at least 7.50% (the **hypothetical** Return Cap) or greater are indicated in bold typeface below.

Period Ending	S&P 500® Index Value	Percentage Change	Period Ending	S&P 500® Index Value	Percentage Change
December 1969	92.06	N/A	June 1974	86.00	-8.49%
March 1970	89.63	2.64%	September 1974	63.54	-26.12%
June 1970	72.72	-18.87%	December 1974	68.56	**7.90%**
September 1970	84.21	**15.80%**	March 1975	83.36	**21.59%**
December 1970	92.15	**9.43%**	June 1975	95.19	**14.19%**
March 1971	100.31	**8.86%**	September 1975	83.87	-11.89%
June 1971	99.70	-0.61%	December 1975	90.19	**7.54%**
September 1971	98.34	-1.36%	March 1976	102.77	**13.95%**
December 1971	102.09	3.81%	June 1976	104.28	1.47%
March 1972	107.20	5.01%	September 1976	105.24	0.92%
June 1972	107.14	-0.06%	December 1976	107.46	2.11%
September 1972	110.55	3.18%	March 1977	98.42	-8.41%
December 1972	118.05	6.78%	June 1977	100.48	2.09%
March 1973	111.52	-5.53%	September 1977	96.53	-3.93%
June 1973	104.26	-6.51%	December 1977	95.10	-1.48%
September 1973	108.43	4.00%	March 1978	89.21	-6.19%
December 1973	97.55	-10.03%	June 1978	95.53	7.08%
March 1974	93.98	-3.66%	September 1978	102.54	7.34%

Period Ending	S&P 500® Index Value	Percentage Change	Period Ending	S&P 500® Index Value	Percentage Change
December 1978	96.11	-6.27%	June 1985	191.85	6.19%
March 1979	101.59	5.70%	September 1985	182.08	-5.09%
June 1979	102.91	1.30%	December 1985	211.28	**16.04%**
September 1979	109.32	6.23%	March 1986	238.90	**13.07%**
December 1979	107.94	-1.26%	June 1986	250.84	5.00%
March 1980	102.09	-5.42%	September 1986	231.32	-7.78%
June 1980	114.24	**11.90%**	December 1986	242.17	4.69%
September 1980	125.46	**9.82%**	March 1987	291.70	**20.45%**
December 1980	135.76	**8.21%**	June 1987	304.00	4.22%
March 1981	136.00	0.18%	September 1987	321.83	5.87%
June 1981	131.21	-3.52%	December 1987	247.08	-23.23%
September 1981	116.18	-11.45%	March 1988	258.89	4.78%
December 1981	122.55	5.48%	June 1988	273.50	5.64%
March 1982	111.96	-8.64%	September 1988	271.91	-0.58%
June 1982	109.61	-2.10%	December 1988	277.72	2.14%
September 1982	120.42	**9.86%**	March 1989	294.87	6.18%
December 1982	140.64	**16.79%**	June 1989	317.98	**7.84%**
March 1983	152.96	**8.76%**	September 1989	349.15	**9.80%**
June 1983	168.11	**9.90%**	December 1989	353.40	1.22%
September 1983	166.07	-1.21%	March 1990	339.94	-3.81%
December 1983	164.93	-0.69%	June 1990	358.02	5.32%
March 1984	159.18	-3.49%	September 1990	306.05	-14.52%
June 1984	153.18	-3.77%	December 1990	330.22	**7.90%**
September 1984	166.10	**8.43%**	March 1991	375.22	**13.63%**
December 1984	167.24	0.69%	June 1991	371.16	-1.08%
March 1985	180.66	**8.02%**	September 1991	387.86	4.50%

Period Ending	S&P 500® Index Value	Percentage Change		Period Ending	S&P 500® Index Value	Percentage Change
December 1991	417.09	**7.54%**		June 1998	1,133.84	2.91%
March 1992	403.69	-3.21%		September 1998	1,017.01	-10.30%
June 1992	408.14	1.10%		December 1998	1,229.23	**20.87%**
September 1992	417.80	2.37%		March 1999	1,286.37	4.65%
December 1992	435.71	4.29%		June 1999	1,372.71	6.71%
March 1993	451.67	3.66%		September 1999	1,282.71	-6.56%
June 1993	450.53	-0.25%		December 1999	1,469.25	**14.54%**
September 1993	458.93	1.86%		March 2000	1,498.58	2.00%
December 1993	466.45	1.64%		June 2000	1,454.60	-2.93%
March 1994	445.77	-4.43%		September 2000	1,436.51	-1.24%
June 1994	444.27	-0.34%		December 2000	1,320.28	-8.09%
September 1994	462.71	4.15%		March 2001	1,160.33	-12.11%
December 1994	459.27	-0.74%		June 2001	1,224.42	5.52%
March 1995	500.71	**9.02%**		September 2001	1,040.94	-14.99%
June 1995	544.75	**8.80%**		December 2001	1,148.08	**10.29%**
September 1995	584.41	7.28%		March 2002	1,147.39	-0.06%
December 1995	615.93	5.39%		June 2002	989.82	-13.73%
March 1996	645.50	4.80%		September 2002	815.28	-17.63%
June 1996	670.63	3.89%		December 2002	879.82	**7.92%**
September 1996	687.31	2.49%		March 2003	848.18	-3.60%
December 1996	740.74	**7.77%**		June 2003	974.50	**14.89%**
March 1997	757.12	2.21%		September 2003	995.97	2.20%
June 1997	885.14	**16.91%**		December 2003	1,111.92	**11.64%**
September 1997	947.28	7.02%		March 2004	1,126.21	1.29%
December 1997	970.43	2.44%		June 2004	1,140.84	1.30%
March 1998	1,101.75	**13.53%**		September 2004	1,114.58	-2.30%

Period Ending	S&P 500® Index Value	Percentage Change
December 2004	1,211.92	**8.73%**
March 2005	1,180.59	-2.59%
June 2005	1,191.33	0.91%
September 2005	1,228.81	3.15%
December 2005	1,248.29	1.59%
March 2006	1,294.83	3.73%
June 2006	1,270.20	-1.90%
September 2006	1,335.85	5.17%
December 2006	1,418.30	6.17%
March 2007	1,420.86	0.18%
June 2007	1,503.35	5.81%
September 2007	1,526.75	1.56%
December 2007	1,468.36	-3.82%
March 2008	1,322.70	-9.92%
June 2008	1,280.00	-3.23%
Total Periods		155
Total number of periods with a quarterly increase of at least 7.50%		37



Bank of America

Medium-Term Notes, Series L

We may offer from time to time our Bank of America Corporation Medium-Term Notes, Series L. The specific terms of any notes that we offer will be determined before each sale and will be described in a separate product supplement and/or pricing supplement. Terms may include:

- Priority: senior or subordinated
- Interest rate: notes may bear interest at fixed or floating rates, or may not bear any interest
- Base floating rates of interest:
  - federal funds rate
  - LIBOR
  - EURIBOR
  - prime rate
  - treasury rate
  - any other rate we specify
- Maturity: three months or more
- Indexed notes: principal, premium, or interest payments linked to the price or performance, either directly or indirectly, of one or more reference assets, including securities, currencies, commodities, interest rates, stock indices, or other indices or formulae
- Payments: U.S. dollars or any other currency that we specify in the applicable product supplement or pricing supplement

We may sell notes to the selling agents as principal for resale at varying or fixed offering prices or through the selling agents as agents using their best efforts on our behalf. We also may sell the notes directly to investors.

We may use this prospectus supplement and the accompanying prospectus in the initial sale of any notes. In addition, Banc of America Securities LLC, or any of our other affiliates, may use this prospectus supplement and the accompanying prospectus in a market-making transaction in any notes after their initial sale. Unless we or one of our selling agents informs you otherwise in the confirmation of sale, this prospectus supplement and the accompanying prospectus are being used in a market-making transaction.

Unless otherwise specified in the applicable product supplement and/or pricing supplement, we do not intend to list the notes on any securities exchange.

Investing in the notes involves risks. See "Risk Factors" beginning on page S-4.

Our notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. Our notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, and involve investment risks.

None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Banc of America Securities LLC **Banc of America Investment Services, Inc.**

Prospectus Supplement to Prospectus dated May 5, 2006

April 10, 2008

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS SUPPLEMENT

We have registered the notes on a registration statement on Form S-3 with the Securities and Exchange Commission under Registration No. 333-133852.

From time to time, we intend to use this prospectus supplement, the accompanying prospectus, and a related product supplement and/or pricing supplement to offer the notes. You should read each of these documents before investing in the notes.

This prospectus supplement describes additional terms of the notes and supplements the description of our debt securities contained in the accompanying prospectus. If the information in this prospectus supplement is inconsistent with the prospectus, this prospectus supplement will supersede the information in the prospectus.

This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy the notes in any jurisdiction in which that offer or solicitation is unlawful. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes in some jurisdictions may be restricted by law. If you have received this prospectus supplement and the accompanying prospectus, you should find out about and observe these restrictions. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about and observe any restrictions relating to the distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes outside of the United States. See "Supplemental Plan of Distribution."

This prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of notes in any member state of the European Economic Area (each, a "Relevant Member State") which has implemented the Prospectus Directive (2003/71/EC) (the "Prospectus Directive") will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to publish a prospectus for offers of notes. Accordingly, any person making or intending to make an offer in that Relevant Member State of any notes which are contemplated in this prospectus supplement and the accompanying prospectus may only do so in circumstances in which no obligation arises for us or any of the selling agents to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer. Neither we nor the selling agents have authorized, and neither we nor they authorize, the making of any offer of notes in circumstances in which an obligation arises for us or any selling agent to publish or supplement a prospectus for such offer. Neither this prospectus supplement nor the accompanying prospectus constitutes an approved prospectus for the purposes of the Prospective Directive.

For each offering of notes, we will issue a product supplement and/or a pricing supplement which will contain additional terms of the offering and a specific description of the notes being offered. The product supplement and/or pricing supplement also may add, update, or change information in this prospectus supplement or the accompanying prospectus, including provisions describing the calculation of interest and the method of making payments under the terms of a note. We will state in the product supplement and/or pricing supplement the interest rate or interest rate basis or formula, issue price, any relevant index or indices or other reference asset, the maturity date, interest payment dates, redemption or repayment provisions, if any, and other relevant terms and conditions for each note at the time of issuance. The product supplement and/or pricing supplement also may include a discussion of any risk factors or other special additional considerations that apply to a particular type of note. The pricing supplement and any product supplement can be quite detailed and always should be read carefully.

Any term that is used, but not defined, in this prospectus supplement has the meaning set forth in the accompanying prospectus.

RISK FACTORS

Your investment in the notes involves significant risks. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, in the accompanying prospectus beginning on page 8, and in the relevant product supplement and/or pricing supplement for the specific notes, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general. For information regarding risks that may materially affect our business and results, please refer to the information under the caption "Item 1A. Risk Factors" in our annual report on Form 10-K for the year ended December 31, 2007, which is incorporated by reference in this prospectus supplement.

The market value of the notes may be less than the principal amount of the notes.

The market for, and market value of, the notes may be affected by a number of factors. These factors include:

- the time remaining to maturity of the notes;
- the aggregate amount outstanding of the relevant notes;
- any redemption or exchange features of the notes;
- the level, direction, and volatility of market interest rates generally;
- general economic conditions of the capital markets in the United States;
- geopolitical conditions and other financial, political, regulatory, and judicial events that affect the stock markets generally; and
- any market-making activities with respect to the notes.

Often, the only way to liquidate your investment in the notes prior to maturity will be to sell the notes. At that time, there may be a very illiquid market for the notes or no market at all.

For indexed notes that have very specific investment objectives or strategies, the applicable market may be more limited, and the price may be more volatile, than for other notes. The market value of indexed notes may be adversely affected by the complexity of the formula and volatility of the applicable reference asset, including any dividend rates or yields of other securities or financial instruments that relate to the indexed notes. Moreover, the market value of indexed notes could be adversely affected by changes in the amount of outstanding equity or other securities linked to those notes.

Hedging activities may affect your return at maturity and the market value of the notes.

Hedging activities we or one or more of our affiliates, including the selling agents, may engage in contemporaneously with an offering of the notes may increase or decrease the value of the notes. In addition, we or one or more of our affiliates, including the selling agents, may purchase or otherwise acquire a long or short position in the notes from time to time. In the case of indexed notes, we or our affiliates, including the selling agents, may engage in hedging activities related to the indexed notes or to a component of the index or formula applicable to the indexed notes. All or a portion of these positions may be liquidated at or about the time of the maturity date of the notes. The aggregate amount and the composition of these positions are likely to vary over time. Although we have no reason to believe that any of those activities will have a material effect on the notes, we cannot assure you that those activities will not affect the prices at which you may sell your notes or your return at maturity.

Holders of indexed notes are subject to important risks that are not associated with more conventional debt securities.

If you invest in indexed notes, you will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities. These risks include the possibility that the particular index or indices or other reference asset may be subject to fluctuations, and the possibility that you will receive a lower, or no, amount of principal, premium, or interest, and at different times than expected. In recent years, many securities, currencies, commodities, interest rates, indices, and other reference assets have experienced volatility, and this volatility may be expected in the future. However, past experience is not necessarily indicative of what may occur in the future. We have no control over a number of factors, including economic, financial, and political events, that are important in determining the existence, magnitude, and longevity of market volatility and other risks and their impact on the value of, or payments made on, the indexed notes. Some of the additional risks that you should consider in connection with an investment in indexed notes are as follows:

- **You may lose some or all of your principal.** The principal amount of an indexed note may or may not be fully "principal protected." This means that the principal amount you will receive at maturity may be less than the original purchase price of the indexed note. It also is possible that principal will not be repaid.

- **Your yield may be less than the yield on a conventional debt security of comparable maturity.** Any yield on your investment in an indexed note (whether or not the principal amount is indexed) may be less than the overall return that you would earn if you purchased at the same time a conventional fixed-rate or floating-rate debt security that had the same maturity date. Your investment return may not reflect the full opportunity cost to you when you consider factors that affect the time value of money.

- **The existence of a multiplier or leverage factor may result in the loss of your principal and interest.** Some indexed notes may have interest and principal payments that increase or decrease at a rate that is greater than the rate of a favorable or unfavorable movement in the reference asset. This is referred to as a multiplier or leverage factor. A multiplier or leverage factor in a principal or interest index will increase the risk that no principal or interest will be paid.

- **Payment on the indexed note prior to maturity may result in a reduced return on your investment.** The terms of an indexed note may require that the indexed note be paid prior to its scheduled maturity date. That early payment could reduce your anticipated return. In addition, you may not be able to invest the funds you receive in a new investment that yields a similar return.

- **Historical information about a reference asset may not be indicative of future performance.** We will provide you with historical information about the underlying security, currency, commodity, index, or other reference asset for an indexed note. This information may not be indicative of the range of, or trends in, fluctuations in the reference asset that may occur in the future or the impact of those fluctuations on an indexed note.

- **Any reference asset to which an indexed note is linked may change or become unavailable.** An underlying security for an indexed note may cease to exist due to events out of our control, such as merger or consolidation. A published index to which an indexed note is linked may become unavailable due to several factors out of our control. Any such events would require an alternative method of valuation for that indexed note. Each of those events could result in a decrease in the value of your return on an indexed note linked to that reference asset.

- **The U.S. federal income tax consequences of the indexed notes may be uncertain.** No statutory, judicial, or administrative authority directly addresses the characterization for U.S. federal income tax purposes of many of the indexed notes that we may offer. As a result, significant U.S. federal income tax consequences of an investment in those indexed notes may not be certain. We are not requesting a ruling from the Internal Revenue Service (the "IRS") for any of the indexed notes and we give no assurance that the IRS will agree with the statements made in this prospectus supplement or in the product supplement and/or pricing supplement applicable to those notes.

- **Your investment return may be less than a comparable direct investment in the applicable reference asset or in a fund that invests in that reference asset.** A direct investment in the applicable reference asset or in a fund that invests in that reference asset would allow you to receive the full benefit of any appreciation in the price of the reference asset, as well as in any dividends or distributions paid on any shares of capital stock that constitute the reference asset.

Our employees who purchase the notes must comply with policies that limit their ability to trade the notes, and that may affect the value of their notes.

If you are our employee or an employee of one of our affiliates, including one of the selling agents, you may acquire notes for investment purposes only, and you must comply with all of our internal policies and procedures. Because these policies and procedures limit the dates and times that you may effect a transaction in the notes, you may not be able to purchase any of the notes from us, and your ability to trade or sell any of the notes in any secondary market may be limited.

DESCRIPTION OF THE NOTES

This section describes the general terms and conditions of the notes, which may be senior or subordinated medium-term notes. This section supplements, and should be read together with, the general description of our debt securities included in "Description of Debt Securities" in the accompanying prospectus. If there is any inconsistency between the information in this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

We will describe the particular terms of the notes we sell in a separate product supplement and/or pricing supplement. The terms and conditions stated in this section will apply to each note unless the note, the product supplement, the pricing supplement, or an amendment or supplement to the registration statement indicates otherwise.

General

The following summary of the terms of the notes and the indentures is not complete and is qualified in its entirety by reference to the actual notes and the specific provisions of the Senior Indenture and the Subordinated Indenture, as applicable.

We will issue the notes as part of a series of debt securities under the Senior Indenture or the Subordinated Indenture, as applicable, which are exhibits to our registration statement and are contracts between us and The Bank of New York Trust Company, N.A., as successor trustee. In this prospectus supplement, we refer to The Bank of New York Trust Company, N.A., as the "trustee," and we refer to the Senior Indenture and the Subordinated Indenture individually as the "Indenture" and together as the "Indentures."

The Indentures are subject to, and governed by, the Trust Indenture Act of 1939. We, the selling agents, and the depository, in the ordinary course of our respective businesses, have conducted and may conduct business with the trustee or its affiliates. See "Description of Debt Securities—The Indentures" beginning on page 13 of the accompanying prospectus for more information about the Indentures and the functions of the trustee.

The notes are our direct unsecured obligations and are not obligations of our subsidiaries. The notes are being offered on a continuous basis. There is no limit under our registration statement on the total initial public offering price or aggregate principal amount of the Senior and Subordinated Medium-Term Notes, Series L, that may be offered using this prospectus supplement. We may issue other debt securities under the Indentures from time to time in one or more series up to the aggregate principal amount of the then-existing grant of authority by our board of directors.

Unless otherwise provided in the applicable product supplement and/or pricing supplement, the minimum denomination of the notes will be $1,000 and any larger amount that is a whole multiple of $1,000 (or the equivalent in other currencies).

Types of Notes

Fixed-Rate Notes. We may issue notes that bear interest at a fixed rate described in the applicable pricing supplement, which we refer to as "fixed-rate notes." We also may issue fixed-rate notes that combine principal and interest payments in installment payments over the life of the note, which we refer to as "amortizing notes." For more information on fixed-rate notes and amortizing notes, see "Description of Debt Securities—Fixed-Rate Notes" on page 16 of the accompanying prospectus.

Floating-Rate Notes. We may issue notes that bear interest at a floating rate of interest determined by reference to one or more base interest rates, or by reference to one or more interest rate formulae, described in the applicable product supplement and/or pricing supplement, which we refer to as "floating-rate notes." In some cases, the interest rate of a floating-rate note also may be adjusted by adding or subtracting a spread or by multiplying the interest rate by a spread multiplier. A floating-rate note also may be subject to a maximum interest rate limit, or ceiling, and/or a minimum interest rate limit, or floor, on the interest that may accrue during any interest period. For more information on floating-rate notes, including a description of the manner in which interest payments will be calculated, see "Description of Debt Securities—Floating-Rate Notes" beginning on page 16 of the accompanying prospectus.

Indexed Notes. We may issue notes that provide that the rate of return, including the principal, premium (if any), interest, or other amounts payable (if any), is determined by reference, either directly or indirectly, to the price or performance of one or more securities, currencies or composite currencies, commodities, interest rates, stock indices, or other indices or formulae, in each case as specified in the applicable product supplement and/or pricing supplement. We refer to these notes as "indexed notes."

If you purchase an indexed note, you may receive an amount at maturity that is greater than or less than the face amount of your note, depending upon the formula used to determine the amount payable and the relative value at maturity of the reference asset to which your indexed note is linked. We expect that the value of the applicable reference asset will fluctuate over time.

An indexed note may provide either for cash settlement or for physical settlement by delivery of the reference asset. An indexed note also may provide that the form of settlement may be determined at our option or the holder's option. Some indexed notes may be convertible, exercisable, or exchangeable prior to maturity, at our option or the holder's option, for the reference asset or the cash value of the reference asset.

We will specify in the applicable product supplement and/or pricing supplement the method for determining the principal, premium (if any), interest, or other amounts payable (if any) in respect of particular indexed notes, as well as certain historical or other information with respect to the specified index or other reference asset, specific risk factors relating to that particular type of indexed note, and tax considerations associated with an investment in the indexed notes.

The product supplement and/or pricing supplement for any particular indexed notes also will identify the calculation agent that will calculate the amounts payable with respect to the indexed note. The calculation agent may be one of our affiliates, including Bank of America, N.A. or Banc of America Securities LLC. We may appoint different calculation agents from time to time after the original issue date of an indexed note without your consent and without notifying you of the change. Absent manifest error, all determinations of the calculation agent will be final and binding on you, the selling agents, and us. Upon request of the holder of an indexed note, the calculation agent will provide, if applicable, information relating to the current principal, premium (if any), rate of interest, interest payable, or other amounts payable (if any) in connection with that indexed note.

For more information about indexed notes, see "Description of Debt Securities—Indexed Notes" beginning on page 23 of the accompanying prospectus.

Original Issue Discount Notes. We may issue notes at a price lower than their principal amount or lower than their minimum guaranteed repayment amount at maturity, which we refer to as "original issue discount notes." Original issue discount notes may be fixed-rate, floating-rate, or indexed notes and may bear no interest ("zero coupon notes") or may bear interest at a rate that is below market rates at the time of issuance. For more information on original issue discount notes, see "Description of Debt Securities— Original Issue Discount Notes" on page 24 of the accompanying prospectus.

Specific Terms of the Notes. The applicable product supplement and/or pricing supplement for each offering of notes will contain additional terms of the offering and a specific description of those notes, including:

- the specific designation of the notes;
- the issue price;
- the principal amount;
- the issue date;
- the maturity date, and any terms providing for the extension or postponement of the maturity date;
- the denominations or minimum denominations, if other than $1,000;
- the currency or currencies, if not U.S. dollars, in which payments will be made on the notes;
- whether the note is a fixed-rate note, a floating-rate note, or an indexed note;
- whether the note is senior or subordinated;
- the method of determining and paying interest, including any applicable interest rate basis or bases, any initial interest rate, any interest reset dates, any payment dates, any index maturity, and any maximum or minimum rate of interest;
- any spread or spread multiplier applicable to a floating-rate note or an indexed note;
- the method for the calculation and payment of principal, premium (if any), interest, and other amounts payable (if any);
- for exchangeable notes, the securities or other property for which the notes may be exchanged, the rate of exchange, whether the notes are exchangeable at your option or our option, and other terms of the exchangeable notes;
- if applicable, the circumstances under which the note may be redeemed at our option or repaid at your option prior to the maturity date set forth on the face of the note, including any repayment date, redemption commencement date, redemption price, and redemption period;
- if applicable, the circumstances under which the maturity date set forth on the face of the note may be extended at our option or renewed at your option, including the extension or renewal periods and the final maturity date;
- whether the notes will be listed on any stock exchange; and
- if applicable, any other material terms of the note which are different from those described in this prospectus supplement and the accompanying prospectus.

Each note will mature on a business day (as defined in the accompanying prospectus) three or more months from the issue date. Unless we specify otherwise in the applicable product supplement and/or pricing supplement, the record dates for any book-entry notes denominated in U.S. dollars will be one business day (in Charlotte, North Carolina and New York City) prior to the applicable payment date, and for any book-entry notes denominated in a currency other than U.S. dollars will be the fifteenth calendar day preceding the applicable payment date.

Unless we specify otherwise in the applicable product supplement and/or pricing supplement, the notes will not be entitled to the benefit of any sinking fund.

Payment of Principal, Interest, and Other Amounts Due

Paying Agents. Unless otherwise provided in the applicable product supplement and/or pricing supplement, the trustee will act as our paying agent, security registrar, and transfer agent with respect to the notes through the trustee's corporate trust office. That office is currently located at 101 Barclay Street, New York, New York 10286. If specified in the applicable pricing supplement, with respect to some of our notes, including notes denominated in euro, The Bank of New York will act as the London paying agent (the "London paying agent") through its London branch, which is located at the 48th Floor, One Canada Square, London, E14 5AL. At any time, we may rescind the designation of a paying agent, appoint a successor paying agent, or approve a change in the office through which any successor paying agent acts in accordance with the applicable Indenture. In addition, we may decide to act as our own paying agent with respect to some or all of the notes, and the paying agent may resign.

Calculation Agents. The trustee or the London paying agent also will act as the calculation agent for floating-rate notes, unless otherwise specified in the applicable product supplement and/or pricing supplement. We will identify the calculation agent for any indexed notes in the applicable product supplement and/or pricing supplement. The calculation agent will be responsible for calculating the interest rate, reference rates, principal, premium (if any), interest, or other amounts payable (if any) applicable to the floating-rate notes or indexed notes, as the case may be, and for certain other related matters. The calculation agent, at the request of the holder of any floating-rate note, will provide the interest rate then in effect and, if already determined, the interest rate that is to take effect on the next interest reset date, as described below, for the floating-rate note. At the request of the holder of any floating-rate note that is an indexed note, the calculation agent will provide the reference rate or formula then in effect. We may replace any calculation agent or elect to act as the calculation agent for some or all of the notes, and the calculation agent may resign.

Manner of Payment. Unless otherwise stated in the applicable product supplement and/or pricing supplement, we will pay principal, premium (if any), interest, and other amounts payable (if any) on the notes in book-entry form in accordance with arrangements then in place between the applicable paying agent and the applicable depository. Unless otherwise stated in the applicable product supplement and/or pricing supplement, we will pay any interest on notes in certificated form on each interest payment date other than the maturity date by check mailed to holders of the notes on the applicable record date at the address appearing on our records. Unless otherwise stated in the applicable product supplement and/or pricing supplement, we will pay any principal, premium (if any), interest, and other amounts payable (if any) at the maturity date of a note in certificated form by wire transfer of immediately available funds upon surrender of the note at the corporate trust office of the trustee or the London paying agent, as applicable.

Currency Conversions and Payments on Notes Denominated in Currencies Other Than U.S. Dollars. For any notes denominated in a currency other than U.S. dollars, the initial investors will be required to pay for the notes in that foreign currency. The applicable selling agent may arrange for the conversion of U.S. dollars into the applicable foreign currency to facilitate payment for the notes by U.S. purchasers electing to make the initial payment in U.S. dollars. Any such conversion will be made by that selling agent on the terms and subject to the conditions, limitations, and charges as it may establish from time to time in accordance with its regular foreign exchange procedures, and subject to United States laws and regulations. All costs of any such conversion for the initial purchase of the notes will be borne by the initial investors using those conversion arrangements.

We generally will pay principal, premium (if any), interest, and other amounts payable (if any) on notes denominated in a currency other than U.S. dollars in the applicable foreign currency. Holders of beneficial interests in notes through a participant in The Depository Trust Company, or "DTC," will receive payments in U.S. dollars, unless they elect to receive payments on those notes in the applicable foreign currency. If a holder through DTC does not make an election to receive payments in the applicable foreign currency, the trustee will convert payments to that holder into U.S. dollars, and all costs of those conversions will be borne by that holder by deduction from the applicable payments.

For holders not electing payment in the applicable foreign currency, the U.S. dollar amount of any payment will be the amount of the applicable foreign currency otherwise payable, converted into U.S. dollars at the applicable exchange rate prevailing as of 11:00 a.m. (New York City time) on the second business day prior to the relevant payment dates, less any costs incurred by the trustee for that conversion. The costs of those conversions will be shared pro rata among the holders of beneficial interests in the applicable global notes receiving U.S. dollar payments in the proportion of their respective holdings. The trustee will make those conversions in accordance with the terms of the applicable note and with any applicable arrangements between us and the trustee.

If an exchange rate quotation is unavailable from the entity or source ordinarily used by the trustee in the normal course of business, the trustee will obtain a quotation from a leading foreign exchange bank in New York City, which may be an affiliate of the trustee or another entity selected by the trustee for that purpose after consultation with us. If no quotation from a leading foreign exchange bank is available, payment will be made in the applicable foreign currency to the account or accounts specified by DTC to the trustee, unless the applicable foreign currency is unavailable due to the imposition of exchange controls or other circumstances beyond our control. If payment on a note is required to be made in a currency other than U.S. dollars and that currency is unavailable due to the imposition of exchange controls or other circumstances beyond our control, or is no longer used by the government of the relevant country or for the settlement of transactions by public institutions of or within the international banking community (and is not replaced by another currency), then all payments on that note will be made in U.S. dollars on the basis of the most recently available market exchange rate for the applicable foreign currency. Any payment on a note so made in U.S. dollars will not constitute an event of default under the applicable notes.

The holder of a beneficial interest in global notes held through a DTC participant may elect to receive payments on those notes in a foreign currency by notifying the DTC participant through which it holds its beneficial interests on or prior to the fifteenth business day prior to the record date for the applicable notes of (1) that holder's election to receive all or a portion of the payment in the applicable foreign currency and (2) wire transfer instructions to an account for the applicable foreign currency outside the United States. DTC must be notified of that election and wire transfer instructions (a) on or prior to the fifth business day after the record date for any payment of interest and (b) on or prior to the tenth business day prior to the date for any payment of principal. DTC will notify the trustee of the election and wire transfer instructions (1) on or prior to 5:00 p.m. New York City time on the fifth business day after the record date for any payment of interest and (2) on or prior to 5:00 p.m. New York City time on the tenth business day prior to the date for any payment of principal. If complete instructions are forwarded to and received by DTC through a DTC participant and forwarded by DTC to the trustee and received on or prior to the dates described above, the holder will receive payment in the applicable foreign currency outside DTC; otherwise, only U.S. dollar payments will be made by the trustee to DTC.

For purposes of the above discussion about currency conversions and payments on notes denominated in a foreign currency, the term "business day" means any weekday that is not a legal holiday in New York, New York or Charlotte, North Carolina and is not a day on which banking institutions in those cities are authorized or required by law or regulation to be closed.

For information regarding risks associated with foreign currencies and exchange rates, see "Risk Factors—Currency Risks" beginning on page 8 of the accompanying prospectus.

Payment of Additional Amounts. If we so specify in the applicable pricing supplement, additional amounts will be payable to a beneficial holder of notes that is a non-U.S. person. Our obligation to pay additional amounts to non-U.S. persons is subject to the limitations described under "Description of Debt Securities—Payment of Additional Amounts" beginning on page 32 of the accompanying prospectus. If we so specify in the applicable pricing supplement, we may redeem the notes in whole, but not in part, at any time before maturity if we have or will become obligated to pay additional amounts as a result of a change in, or amendment to, U.S. tax laws or regulations, as described under "Description of Debt Securities—Redemption for Tax Reasons" on page 35 of the accompanying prospectus.

For more information about payment procedures, including payments in a currency other than U.S. dollars, see "Description of Debt Securities—Payment of Principal, Interest, and Other Amounts Due" beginning on page 24 of the accompanying prospectus.

Ranking

Under United States law, claims of our subsidiaries' creditors, including their depositors, would be entitled to priority over the claims of our unsecured general creditors, including holders of our senior or subordinated notes, in the event of our liquidation or other resolution.

Senior Notes. The senior notes will be unsecured and will rank equally with all our other unsecured and unsubordinated obligations from time to time outstanding, except obligations, including deposit liabilities, that are subject to any priorities or preferences by law.

The Senior Indenture and the senior notes do not contain any limitation on the amount of obligations that we may incur in the future.

Subordinated Notes. Our indebtedness evidenced by the subordinated notes, including the principal, premium (if any), interest, and other amounts payable (if any) will be subordinate and junior in right of payment to all of our senior indebtedness from time to time outstanding. Payment of principal of our subordinated indebtedness, including any subordinated notes, may not be accelerated if there is a default in the payment of amounts due under, or a default in any of our other covenants applicable to, our subordinated indebtedness.

The Subordinated Indenture and the subordinated notes do not contain any limitation on the amount of obligations ranking senior to the subordinated notes, or the amount of obligations ranking equally with the subordinated notes, that we may incur in the future.

For more information about our subordinated notes, see "Description of Debt Securities—Subordination" on page 29 of the accompanying prospectus.

Redemption

The applicable product supplement and/or pricing supplement will indicate whether we have the option to redeem notes prior to their maturity date. If we may redeem the notes prior to maturity, the applicable product supplement and/or pricing supplement will indicate the redemption price and method for redemption. See also "Description of Debt Securities—Redemption" on page 27 of the accompanying prospectus.

Repayment

The applicable product supplement and/or pricing supplement will indicate whether the notes can be repaid at the holder's option prior to their maturity date. If the notes may be repaid prior to maturity, the applicable product supplement and/or pricing supplement will indicate the amount at which we will repay the notes and the procedure for repayment.

Reopenings

We have the ability to "reopen," or increase after the issuance date, the principal amount of a particular tranche or series of our notes without notice to the holders of existing notes by selling additional notes having the same terms. However, any new notes of this kind may have a different offering price.

Extendible/Renewable Notes

We may issue notes for which the maturity date may be extended at our option or renewed at the option of the holder for one or more specified periods, up to but not beyond the final maturity date stated in the note. The specific terms of and any additional considerations relating to extendible or renewable notes will be set forth in the applicable product supplement and/or pricing supplement.

Other Provisions

Any provisions with respect to the determination of an interest rate basis, the specification of interest rate basis, the calculation of the applicable interest rate, the amounts payable at maturity, interest payment dates, or any other related matters for a particular tranche of notes, may be modified as described in the applicable product supplement and/or pricing supplement.

Repurchase

We, or our affiliates, may purchase at any time our notes in the open market at prevailing prices or in private transactions at negotiated prices. If we purchase notes in this manner, we have the discretion to either hold, resell, or cancel any repurchased notes.

Form, Exchange, Registration, and Transfer of Notes

We will issue each note in book-entry only form. This means that we will not issue actual notes or certificates to each beneficial owner. Instead, the notes will be in the form of a global note, in fully registered form, registered and held in the name of the applicable depository or a nominee of that depository. For notes denominated in a currency other than U.S. dollars, the notes may be issued in the form of two global notes, each in fully registered form, one of which will be deposited with DTC, or its custodian, and one of which will be deposited with a common depository for Euroclear Bank S.A./N.V., as operator of the Euroclear system, or "Euroclear," and/or Clearstream Banking, société anonyme, Luxembourg, or "Clearstream." Unless we specify otherwise in the applicable pricing supplement, the depository for the notes will be DTC. DTC, Euroclear, and Clearstream, as depositories for global securities, and some of their policies and procedures are described under "Registration and Settlement—Depositories for Global Securities" beginning on page 56 of the accompanying prospectus. For more information about book-entry only notes and the procedures for registration, settlement, exchange, and transfer of book-entry only notes, see "Description of Debt Securities—Form and Denomination of Debt Securities" and "Registration and Settlement" on pages 14 and 54, respectively, of the accompanying prospectus.

If we ever issue notes in certificated form, unless we specify otherwise in the applicable product supplement or pricing supplement, those notes will be in registered form, and the exchange, registration, or transfer of those notes will be governed by the applicable Indenture and the procedures described under "Description of Debt Securities—Exchange, Registration, and Transfer" and "Registration and Settlement— Registration, Transfer, and Payment of Certificated Securities" beginning on pages 28 and 60, respectively, of the accompanying prospectus.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

For a brief description of the tax effects of an investment in the notes, see "U.S. Federal Income Tax Considerations" on page 61 of the accompanying prospectus and the subsection "Taxation of Debt Securities" of that section. Special U.S. federal income tax rules are applicable to certain types of notes we may issue under this prospectus supplement, including indexed notes and notes in bearer form. The material U.S. federal income tax considerations with respect to any notes we issue, the tax treatment of which is not addressed in the accompanying prospectus, will be discussed in the applicable product supplement and/or pricing supplement.

The Tax Increase Prevention and Reconciliation Act of 2005 extended the application of the maximum 15% tax rate on net long-term capital gains recognized by non-corporate taxpayers to taxable years beginning before January 1, 2011. Accordingly, net long-term capital gain recognized by a non-corporate U.S. Holder of notes in taxable years beginning before January 1, 2011 generally will be subject to tax at a maximum rate of 15%.

You should consult with your own tax advisor before investing in the notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We are offering the notes for sale on a continuing basis through the selling agents. The selling agents may act either on a principal basis or on an agency basis. We may offer the notes at varying prices relating to prevailing market prices at the time of resale, as determined by the selling agents, or, if so specified in the applicable pricing supplement, for resale at a fixed public offering price. The applicable pricing supplement will set forth the initial price for the notes, or whether they will be sold at varying prices.

If we sell notes on an agency basis, we will pay a commission to the selling agent to be negotiated at the time of sale. Unless otherwise agreed and specified in the applicable pricing supplement, the commission for any notes with a maturity of at least 18 months and up to 30 years may range from .200% to .875% of the principal amount of the notes sold, and we may receive from 99.800% to 99.125% of the principal amount of each such note so sold. For any notes with a maturity of less than 18 months or more than 30 years, the commission will be determined at the time of sale and will be specified in the applicable pricing supplement. Each selling agent will use its reasonable best efforts when we request it to solicit purchases of the notes as our agent.

Unless otherwise agreed and specified in the applicable pricing supplement, if notes are sold to a selling agent acting as principal, for its own account, or for resale to one or more investors or other purchasers, including other broker-dealers, then any notes so sold will be purchased by that selling agent at a price equal to 100% of the principal amount of the notes less a commission that will be a percentage of the principal amount determined as described above. Notes sold in this manner may be resold by the selling agent to investors and other purchasers from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, or the notes may be resold to other dealers for resale to investors. The selling agents may allow any portion of the discount received in connection with the purchase from us to the dealers, but the discount allowed to any dealer will not be in excess of the discount to be received by the selling agent from us. After the initial public offering of notes, the selling agent may change the public offering price or the discount allowed to dealers.

We also may sell notes directly to investors, without the involvement of any selling agent. In this case, we would not be obligated to pay any commission or discount in connection with the sale, and we would receive 100% of the principal amount of the notes so sold, unless otherwise specified in the applicable pricing supplement.

We will name any selling agents or other persons through which we sell any notes, as well as any commissions or discounts payable to those selling agents or other persons, in the applicable pricing supplement. As of the date of this prospectus supplement, the selling agents are Banc of America Securities LLC and Banc of America Investment Services, Inc. These selling agents have entered into a distribution agreement with us that describes the offering of notes by those selling agents as our agents and as principals. We also may accept offers to purchase notes through additional selling agents on substantially the same terms and conditions, including commissions, as would apply to purchases through the selling agents under the distribution agreement. If a selling agent purchases notes as principal, that selling agent usually will be required to enter into a separate purchase agreement for the notes, and may be referred to in that purchase agreement and the applicable pricing supplement, along with any other selling agents, as "underwriters."

We have the right to withdraw, cancel, or modify the offer made by this prospectus supplement without notice. We will have the sole right to accept offers to purchase notes, and we, in our absolute discretion, may reject any proposed purchase of notes in whole or in part. Each selling agent will have the right, in its reasonable discretion, to reject in whole or in part any proposed purchase of notes through that selling agent.

Any selling agent participating in the distribution of the notes may be considered to be an underwriter, as that term is defined in the Securities Act. We have agreed to indemnify each selling agent and certain other persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the selling agents may be required to make. We also have agreed to reimburse the selling agents for certain expenses.

The notes will not have an established trading market when issued, and we do not intend to list the notes on any securities exchange unless otherwise specified in the applicable pricing supplement. Any selling agent may purchase and sell notes in the secondary market from time to time. However, no selling agent is obligated to do so, and any selling agent may discontinue making a market in the notes at any time without notice. There is no assurance that there will be a secondary market for any of the notes.

To facilitate offerings of the notes by a selling agent that purchases notes as principal, and in accordance with industry practice, selling agents may engage in transactions that stabilize, maintain, or otherwise affect the market price of the notes. Those transactions may include overallotment, entering stabilizing bids, effecting syndicate-covering transactions, and imposing penalty bids to reclaim selling concessions allowed to a member of the syndicate or to a dealer, as follows:

- An overallotment in connection with an offering creates a short position in the offered securities for the selling agent's own account.

- A selling agent may place a stabilizing bid to purchase a note for the purpose of pegging, fixing, or maintaining the price of that note.

- Selling agents may engage in syndicate-covering transactions to cover overallotments or to stabilize the price of the notes by bidding for, and purchasing, the notes or any other securities in the open market in order to reduce a short position created in connection with the offering.

- The selling agent that serves as syndicate manager may impose a penalty bid on a syndicate member to reclaim a selling concession in connection with an offering when offered securities originally sold by the syndicate member are purchased in syndicate-covering transactions, in stabilization transactions, or otherwise.

Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The selling agents are not required to engage in these activities, and may end any of these activities at any time.

Banc of America Securities LLC and Banc of America Investment Services, Inc., each a selling agent and one of our affiliates, are broker-dealers and members of the Financial Industry Regulatory Authority, Inc., or "FINRA." Each initial offering and any remarketing of notes involving any of our broker-dealer affiliates, including Banc of America Securities LLC and Banc of America Investment Services, Inc., will be conducted in compliance with the requirements of Rule 2720 of the FINRA Conduct Rules regarding the offer and sale of securities of an affiliate. Following the initial distribution of any notes, our affiliates, including Banc of America Securities LLC, may buy and sell the notes in market-making transactions as part of their business as a broker-dealer. Resales of this kind may occur in the open market or may be privately negotiated at prevailing market prices at the time of sale. Notes may be sold in connection with a remarketing after their purchase by one or more firms. Any of our affiliates may act as principal or agent in these transactions.

This prospectus supplement may be used by one or more of our affiliates in connection with offers and sales related to market-making transactions in the notes, including block positioning and block trades, to the extent permitted by applicable law. Any of our affiliates may act as principal or agent in these transactions. None of Banc of America Securities LLC, Banc of America Investment Services, Inc., or any other member of FINRA participating in the distribution of the notes will execute a transaction in the notes in a discretionary account without specific prior written approval of the customer.

Notes sold in market-making transactions include notes issued after the date of this prospectus supplement as well as previously-issued securities. Information about the trade and settlement dates, as well as the purchase price, for a market-making transaction will be provided to the purchaser in a separate confirmation of sale. Unless we or one of our selling agents informs you in the confirmation of sale that notes are being purchased in an original offering and sale, you may assume that you are purchasing the notes in a market-making transaction.

Banc of America Securities LLC, Banc of America Investment Services, Inc., and other selling agents that we may name in the future, or their affiliates, have engaged, and may in the future engage, in investment banking, commercial banking, and financial advisory transactions with us and our affiliates. These transactions are in the ordinary course of business for the selling agents and us and our respective affiliates. In these transactions, the selling agents or their affiliates receive customary fees and expenses.

Although we expect that delivery of the notes generally will be made against payment on or about the third business day following the date of any contract for sale, we may specify a shorter or a longer settlement cycle in the applicable pricing supplement. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if we have specified a longer settlement cycle in the applicable pricing supplement for an offering of securities, purchasers who wish to trade those securities on the date of the contract for sale, or on one or more of the next succeeding business days as we will specify in the applicable pricing supplement, will be required, by virtue of the fact that those securities will settle in more than T+3, to specify an alternative settlement cycle at the time of the trade to prevent a failed settlement and should consult their own advisors in connection with that election.

Selling Restrictions

General. Each of the selling agents, severally and not jointly, has represented and agreed that it has not and will not offer, sell, or deliver any note, directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus or any other offering material relating to any of the notes, in any jurisdiction except under circumstances that will result in compliance with applicable laws and regulations and that will not impose any obligations on us except as set forth in the distribution agreement.

Argentina. We have not made, and will not make, any application to obtain an authorization from the Comisión Nacional de Valores (the "CNV") for the public offering of the notes in Argentina. The CNV has not approved the terms and conditions of the notes, their issuance or offering, this prospectus supplement or the accompanying prospectus, or any other document relating to the offering of the notes. The selling agents have not offered or sold, and will not offer or sell, any of the notes in Argentina, except in transactions that will not constitute a public offering of securities within the meaning of Section 16 of the Argentine Public Offering Law N° 17,811. Argentine pension funds and insurance companies may not purchase the notes.

Brazil. The notes have not been and will not be registered in Brazil. The Comissão de Valores Mobiliários of Brazil has not approved the notes, the offering, this prospectus supplement or the accompanying prospectus, or any other document relating to the offering of the notes. Neither the notes nor the offerings contemplated by this prospectus supplement have been registered with the Comissão de Valores Mobiliários in Brazil. Persons wishing to offer, advertise, market, effect solicitations of, or acquire the notes within Brazil should consult with their own counsel as to the applicability of registration requirements or any exemption therefrom, and such persons are solely responsible for compliance with the requirements of Brazilian law applicable to the remittance of funds outside Brazil in connection with any such transaction, including any applicable tax and exchange control laws. No action should be taken by such persons that would result in any offering or marketing of the notes being deemed a public offering under Brazilian law or an undue solicitation of investors in Brazil. In addition, the resale of the notes must be made in a manner that will not constitute a public offering or an undue solicitation of investors in Brazil. The offerings contemplated by this prospectus supplement are not being made to any Brazilian financial institution, pension fund, insurance company, or capitalization company.

Chile. The notes have not been registered with the Superintendency of Securities and Insurance of Chile, and the notes may not be publicly offered in Chile, within the meaning of Chilean Law.

The People's Republic of China. This prospectus supplement and the accompanying prospectus have not been filed with or approved by the People's Republic of China (for such purposes, not including Hong Kong and Macau Special Administrative Regions or Taiwan) authorities, and is not an offer of securities (whether public offering or private placement) within the meaning of the Securities Law or other pertinent laws and regulations of the People's Republic of China. This prospectus supplement and the accompanying prospectus, and any other offering material relating to any of the notes, shall not be distributed to the general public if used within the People's Republic of China, and the notes so offered cannot be sold to anyone that is not a qualified purchaser of the People's Republic of China. Each selling agent has represented, warranted, and agreed that the notes are not being offered or sold and may not be offered or sold, directly or indirectly, in the People's Republic of China, except under circumstances that will result in compliance with applicable laws and regulations.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each selling agent has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of the notes that are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus, or any other offering material relating to any of the notes, to the public in that Relevant Member State other than:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the relevant selling agent or selling agents; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of the notes referred to in (a) through (d) above shall require us or any selling agent to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of the notes to the public" in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

France. Neither this prospectus supplement and the accompanying prospectus nor any other offering material relating to the notes have been prepared in connection with a public offering of financial instruments in France, and no prospectus has been submitted for clearance (*visa*) to the *Autorité des marchés financiers*. This prospectus supplement and the accompanying prospectus have been or will be made available in France only to permitted investors consisting of (1) persons licensed to perform the investment service of asset management on behalf of third parties (*gestion de portefeuille pour compte de tiers*), (2) qualified investors *(investisseurs qualifiés)* acting for their own account, and/or (3) corporate investors meeting one of the four criteria provided in Article D. 341-1 of the French Code *monétaire et financier* and belonging to a limited circle of less than 100 investors and acting for their own account, in accordance with Articles D. 411-1, D. 411-2, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code *monétaire et financier*. The direct or indirect resale of the notes issued acquired by any permitted investors to the public in France may be made only as provided by articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code *monétaire et financier* and applicable regulations thereunder.

Hong Kong. Each selling agent has represented and agreed that:

(a) it has not offered or sold and will not offer or sell in the Hong Kong Special Administrative Region of the People's Republic of China ("Hong Kong"), by means of any document, any notes other than (i) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the "SFO") and any rules made under the SFO, or (ii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the "CO") or which do not constitute an offer to the public within the meaning of the CO; and

(b) it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation, or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the notes that are or are intended to be disposed of (i) only to persons outside Hong Kong or (ii) only to "professional investors" as defined in the SFO and any rules made under the SFO.

Japan. Any acquiror of any notes who was solicited to buy the notes in Japan is prohibited from transferring any of the notes to another person in Japan in any way other than to qualified institutional investors, as defined in Article 2, Paragraph 3, Item 1 of the Financial Instruments and Exchange Law of Japan.

Mexico. The notes have not been registered under the Mexican Securities Market Law or recorded in the Mexican National Securities Registry. No action may be taken in Mexico that would render any offering of the notes a public offering or a private offering in Mexico, as regulated under the Mexican Securities Market Law. No Mexican regulatory authority has approved or disapproved of the notes or passed on our solvency. In addition, any resale of the notes must be made in a manner that will not constitute a public offering or a private offering in Mexico.

The Netherlands. We are not a bank licensed by or registered with the Dutch Central Bank (*De Nederlandsche Bank N.V.*) pursuant to the Dutch Financial Supervision Act (*Wet financieel toezicht*).

Each selling agent has represented and agreed that it has not made and will not make an offer of the notes to the public in the Netherlands other than to qualified investors (*gekwalificeerde beleggers*), provided that no such offer of the notes will require us or any selling agent to public a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Singapore. This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, these documents and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (a) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (b) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person, which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, then shares, debentures, and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust may not be transferred within six months after that corporation or that trust has acquired notes under Section 275 except:

(a) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures, and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(b)   where no consideration is or will be given for the transfer; or

(c)   where the transfer is by operation of law.

Switzerland. The notes may not be offered or sold, directly or indirectly, in Switzerland except in circumstances that will not result in the offer of the notes being a public offering in Switzerland within the meaning of the Swiss Code of Obligations ("CO"). Neither this prospectus supplement and the accompanying prospectus nor any other offering or marketing material relating to the notes constitutes a prospectus as that term is understood pursuant to article 652a or 1156 CO, and neither this prospectus supplement and the accompanying prospectus nor any other offering material relating to the notes may be publicly distributed or otherwise made publicly available in Switzerland. As of the date of this prospectus supplement, we have not applied for a listing of the notes on the SWX Swiss Exchange and, consequently, the information presented in this prospectus supplement and the accompanying prospectus does not necessarily comply with the information standards set out in the listing rules of the SWX Swiss Exchange. We are not authorized by or registered with the Swiss Federal Banking Commission as a foreign collective investment scheme. Therefore, investors do not benefit from protection under the Swiss collective investment schemes law or supervision by the Swiss Federal Banking Commission.

Taiwan. The notes may not be issued, sold, or offered in Taiwan. No subscription or other offer to purchase the notes shall be binding on us until received and accepted by us or any selling agent outside of Taiwan (the "Place of Acceptance"), and the purchase/sale contract arising therefrom shall be deemed a contract entered into in the Place of Acceptance.

United Kingdom. Each selling agent has represented and agreed that:

(a)   in relation to any notes which have a maturity of less than one year, (i) it is a person whose ordinary activities involve it in acquiring, holding, managing, or disposing of investments (as principal or as agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell any of the notes other than to persons whose ordinary activities involve them in acquiring, holding, managing, or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage, or dispose of investments (as principal or as agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act of 2000 (the "FSMA") by us;

(b)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(c)   it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any of the notes in, from, or otherwise involving the United Kingdom.

Uruguay. The notes have not been registered under the Uruguayan Securities Market Law or recorded in the Uruguayan Central Bank. No action may be taken in Uruguay that would render any offering of the notes a public offering in Uruguay. No Uruguayan regulatory authority has approved the notes or passed on our solvency. In addition, any resale of the notes must be made in a manner that will not constitute a public offering in Uruguay.

Venezuela. The notes have not been registered with the Comision Nacional de Valores de Venezuela and are not being publicly offered in Venezuela. No document related to the offering of the notes, including this prospectus supplement and the accompanying prospectus, shall be interpreted to constitute an offer of securities or an offer or the rendering of any investment advice or securities brokerage services in Venezuela. Investors wishing to acquire the notes may use only funds located outside of Venezuela.

LEGAL MATTERS

The legality of the notes will be passed upon for us by McGuireWoods LLP, Charlotte, North Carolina, and for the selling agents by Morrison & Foerster LLP, New York, New York. McGuireWoods LLP regularly performs legal services for us. Some members of McGuireWoods LLP performing those legal services own shares of our common stock.

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PROSPECTUS

Bank of America

Debt Securities, Warrants, Units, Purchase Contracts, Preferred Stock, Depositary Shares, and Common Stock

We from time to time may offer to sell debt securities, warrants, purchase contracts, preferred stock, depositary shares representing fractional interests in preferred stock, and common stock, as well as units comprised of two or more of these securities or securities of third parties. The debt securities, warrants, purchase contracts, and preferred stock may be convertible into or exercisable or exchangeable for our common or preferred stock or for debt or equity securities of one or more other entities. Our common stock is listed on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "BAC." In addition, our common stock is listed on the London Stock Exchange, and certain shares are listed on the Tokyo Stock Exchange.

This prospectus describes the general terms of these securities and the general manner in which we will offer the securities. When we sell a particular series of securities, we will prepare a prospectus supplement describing the offering and the specific terms of that series of securities. You should read this prospectus and that prospectus supplement carefully before you invest.

We may use this prospectus in the initial sale of these securities. In addition, Banc of America Securities LLC, or any of our other affiliates, may use this prospectus in a market-making transaction in any of these securities or similar securities after their initial sale. Unless you are informed otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Potential purchasers of our securities should consider the information set forth in the "Risk Factors" section beginning on page 8.

Our securities are unsecured and are not savings accounts, deposits, or other obligations of a bank, are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, and may involve investment risks, including possible loss of principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated May 5, 2006

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the "SEC," utilizing a "shelf" registration process. Under this shelf process, we may, from time to time, sell any combination of the securities described in this prospectus or the registration statement in one or more offerings.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide one or more prospectus supplements, pricing supplements, and/or product supplements that describe the particular securities offering and the specific terms of the securities being offered. These documents also may add, update, or change information contained in this prospectus. In this prospectus, when we refer to the "applicable prospectus supplement" or the "accompanying prospectus supplement," we mean the prospectus supplement or supplements, including any applicable pricing or product supplement, that describes the particular securities being offered to you. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement, you should rely on the information in the prospectus supplement.

The information in this prospectus is not complete and may be changed. You should rely only on the information provided in or incorporated by reference in this prospectus, the accompanying prospectus supplement, or documents to which we otherwise refer you. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the accompanying prospectus supplement or supplements, as well as information we have filed or will file with the SEC and incorporated by reference in this prospectus, is accurate as of the date of the applicable document or other date referred to in that document. Our business, financial condition, and results of operations may have changed since that date.

Unless we indicate otherwise or unless the context requires otherwise, all references in this prospectus to "Bank of America," "we," "us," "our," or similar references are to Bank of America Corporation excluding its consolidated subsidiaries.

References in this prospectus to "$" and "dollars" are to the currency of the United States of America; and references in this prospectus to "€" and "euro" are to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to Article 109g of the Treaty establishing the European Community, as amended by the Treaty on European Union, as amended by the Treaty of Amsterdam.

PROSPECTUS SUMMARY

This summary section highlights selected information from this prospectus. This summary does not contain all the information that you should consider before investing in the securities we may offer using this prospectus. To fully understand the securities we may offer, you should read carefully:

- this prospectus, which explains the general terms of the securities we may offer;
- the applicable prospectus supplement, which explains the specific terms of the particular securities we are offering, and which may update or change the information in this prospectus; and
- the documents we refer to in "Where You Can Find More Information" below for information about us, including our financial statements.

Bank of America Corporation

Bank of America Corporation is a Delaware corporation, a bank holding company, and a financial holding company. We provide a diversified range of banking and nonbanking financial services and products both domestically and internationally. Our headquarters is located at Bank of America Corporate Center, 100 North Tryon Street, Charlotte, North Carolina 28255, and our telephone number is 1-866-804-5241.

The Securities We May Offer

We may offer any of the following securities from time to time:

- debt securities;
- warrants;
- purchase contracts;
- preferred stock;
- depositary shares representing fractional interests in preferred stock;
- common stock; and
- units, comprised of two or more of any of the securities referred to above, in any combination.

When we use the term "securities" in this prospectus, we mean any of the securities we may offer with this prospectus, unless we specifically state otherwise. This prospectus, including this summary, describes the general terms of the securities we may offer. Each time we sell securities, we will provide you with a prospectus supplement that will describe the offering and the specific terms of the securities being offered. This prospectus supplement may include a discussion of additional U.S. federal income tax consequences and any additional risk factors or other special considerations applicable to those particular securities.

Debt Securities

Our debt securities may be either senior or subordinated obligations in right of payment. Our senior and subordinated debt securities will be issued under separate indentures, or contracts, that we have with The Bank of New York, as trustee. The particular terms of each series of debt securities will be described in the applicable prospectus supplement.

Warrants

We may offer two types of warrants:

- warrants to purchase our debt securities; and

- warrants to purchase or sell, or whose cash value is determined by reference to the performance, level, or value of, one or more of the following:

  - securities of one or more issuers, including our common or preferred stock, other securities described in this prospectus, or the debt or equity securities of third parties;

  - one or more currencies, currency units, or composite currencies;

  - one or more commodities;

  - any other financial, economic, or other measure or instrument, including the occurrence or non-occurrence of any event or circumstance; and

  - one or more indices or baskets of the items described above.

For any warrants we may offer, we will describe in the applicable prospectus supplement the underlying property, the expiration date, the exercise price or the manner of determining the exercise price, the amount and kind, or the manner of determining the amount and kind, of property to be delivered by you or us upon exercise, and any other specific terms of the warrants. We will issue warrants under warrant agreements that we will enter into with one or more warrant agents.

Purchase Contracts

We may offer purchase contracts requiring holders to purchase or sell, or whose cash value is determined by reference to the performance, level, or value of, one or more of the following:

- securities of one or more issuers, including our common or preferred stock, other securities described in this prospectus, or the debt or equity securities of third parties;

- one or more currencies, currency units, or composite currencies;

- one or more commodities;

- any other financial, economic, or other measure or instrument, including the occurrence or non-occurrence of any event or circumstance; and

- one or more indices or baskets of the items described above.

For any purchase contracts we may offer, we will describe in the applicable prospectus supplement the underlying property, the settlement date, the purchase price or manner of determining the purchase price and whether it must be paid when the purchase contract is issued or at a later date, the amount and kind, or manner of determining the amount and kind, of property to be delivered at settlement, whether the holder will pledge property to secure the performance of any obligations the holder may have under the purchase contract, and any other specific terms of the purchase contracts.

Units

We may offer units consisting of any combination of two or more debt securities, warrants, purchase contracts, shares of preferred stock, depositary shares, and common stock described in this prospectus as well as securities of third parties. For any units we may offer, we will describe in the applicable prospectus supplement the particular securities that comprise each unit, whether or not the particular securities will be separable and, if they will be separable, the terms on which they will be separable, a description of the provisions for the payment, settlement, transfer, or exchange of the units, and any other specific terms of the units. We will issue units under unit agreements that we will enter into with one or more unit agents.

Preferred Stock and Depositary Shares

We may offer our preferred stock in one or more series. For any particular series we may offer, we will describe in the applicable prospectus supplement:

- the specific designation;

- the aggregate number of shares offered;

- the dividend rate and periods, or manner of calculating the dividend rate and periods, if any;

- the stated value and liquidation preference amount, if any;

- the voting rights, if any;

- the terms on which the series of preferred stock is convertible into shares of our common stock, preferred stock of another series, or other securities, if any;

- the redemption terms, if any; and

- any other specific terms of the series.

We also may offer depositary shares, each of which will represent a fractional interest in a share or multiple shares of our preferred stock. We will describe in the applicable prospectus supplement any specific terms of the depositary shares. We will issue the depositary shares under deposit agreements that we will enter into with one or more depositories.

Form of Securities

Unless we specify otherwise in the applicable prospectus supplement, we will issue the securities, other than shares of our common stock, in book-entry only form through one or more depositories, such as The Depository Trust Company, Euroclear Bank S.A./N.V., or Clearstream Banking, société anonyme, Luxembourg, as identified in the applicable prospectus supplement. We will issue the securities only in registered form, without coupons, although we may issue the securities in bearer form if we so specify in the applicable prospectus supplement. The securities issued in book-entry only form will be represented by a global security registered in the name of the specified depository, rather than notes or certificates registered in the name of each individual investor. Unless we specify otherwise in the applicable prospectus supplement, each sale of securities in book-entry form will settle in immediately available funds through the specified depository.

A global security may be exchanged for actual notes or certificates registered in the names of the beneficial owners only if:

- the depository notifies us that it is unwilling or unable to continue as depository for the global securities or we become aware that the depository is no longer qualified as a clearing agency, and we fail to appoint a successor to the depository within 60 calendar days; or

- we, in our sole discretion, determine that the global securities will be exchangeable for certificated securities.

Payment Currencies

All amounts payable in respect of the securities, including the purchase price, will be payable in U.S. dollars, unless we specify otherwise in the applicable prospectus supplement.

Listing

We will state in the applicable prospectus supplement whether the particular securities that we are offering will be listed or quoted on a securities exchange or quotation system.

Distribution

We may offer the securities in four ways:

- through underwriters;
- through dealers;
- through agents; or
- directly to purchasers.

The applicable prospectus supplement will include any required information about the firms we use and the discounts or commissions we may pay them for their services.

Banc of America Securities LLC, or any of our other affiliates, may be an underwriter, dealer, or agent for us.

Market-Making by Our Affiliates

Following the initial distribution of an offering of securities, Banc of America Securities LLC and other affiliates of ours may offer and sell those securities in the course of their businesses as broker-dealers. Banc of America Securities LLC and any such other affiliates may act as a principal or agent in these transactions. This prospectus and the applicable prospectus supplement also will be used in connection with these market-making transactions. Sales in any of these market-making transactions will be made at varying prices related to prevailing market prices and other circumstances at the time of sale.

If you purchase securities in a market-making transaction, you will receive information about the price you pay and your trade and settlement dates in a separate confirmation of sale.

RISK FACTORS

This section summarizes some specific risks and investment considerations with respect to an investment in our securities. This summary does not describe all of the risks and investment considerations with respect to an investment in our securities, including risks and considerations relating to a prospective investor's particular circumstances. For information regarding risks that may materially affect our business and results, please refer to the information under the caption "Item 1A. Risk Factors" in our annual report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference in this prospectus. Prospective investors should consult their own financial, legal, tax, and other professional advisors as to the risks associated with an investment in our securities and the suitability of the investment for the investor.

Currency Risks

We may issue securities denominated in or whose principal and interest is payable in a currency other than U.S. dollars. We refer to these securities as "Non-U.S. Dollar-Denominated Securities." If you intend to invest in any Non-U.S. Dollar-Denominated Securities, you should consult your own financial and legal advisors as to the currency risks related to your investment. The Non-U.S. Dollar-Denominated Securities are not an appropriate investment for you if you are not knowledgeable about the significant terms and conditions of the Non-U.S. Dollar-Denominated Securities or financial matters in general. The information in this prospectus is directed primarily to investors who are U.S. residents. Investors who are not U.S. residents should consult their own financial and legal advisors about currency-related risks arising from their investment.

Non-U.S. Dollar-Denominated Securities have significant risks that are not associated with a similar investment in conventional debt securities that are payable solely in U.S. dollars. These risks include possible significant changes in rates of exchange between the U.S. dollar and the specified currency and the imposition or modification of foreign exchange controls or other conditions by either the United States or non-U.S. governments. These risks generally are influenced by factors over which we have no control, such as economic and political events and the supply of and demand for the relevant currencies in the global markets.

Currency exchange rates. Exchange rates between the U.S. dollar and other currencies have been highly volatile. This volatility may continue and could spread to other currencies in the future. Fluctuations in currency exchange rates could affect adversely an investment in the Non-U.S. Dollar-Denominated Securities. Depreciation of the specified currency against the U.S. dollar could result in a decrease in the U.S. dollar-equivalent value of payments on the Non-U.S. Dollar-Denominated Securities. That in turn could cause the market value of the Non-U.S. Dollar-Denominated Securities to fall.

Changes in currency exchange rates. Except as described below, we generally will not make any adjustment in or change to the terms of the Non-U.S. Dollar-Denominated Securities for changes in the exchange rate for the specified currency, including any devaluation, revaluation, or imposition of exchange or other regulatory controls or taxes, or for other developments affecting the specified currency, the U.S. dollar, or any other currency. Consequently, you will bear the risk that your investment may be affected adversely by these types of events.

Government policy. Currency exchange rates either can float or be fixed by sovereign governments. Governments or governmental bodies, including the European Central Bank, may intervene in their economies to alter the exchange rate or exchange characteristics of their currencies. For example, a central bank may intervene to devalue or revalue a currency or to replace an existing currency. In addition, a government may impose regulatory controls or taxes to affect the exchange rate of its currency. As a result, the yield or payout of a Non-U.S. Dollar-Denominated Security could be affected significantly and unpredictably by governmental actions. Changes in exchange rates could affect the value of the Non-U.S. Dollar-Denominated Securities as participants in the global currency markets move to buy or sell the specified currency or U.S. dollars in reaction to these developments.

If a governmental authority imposes exchange controls or other conditions, such as taxes on the transfer of the specified currency, there may be limited availability of the specified currency for payment on the Non-U.S. Dollar-Denominated Securities at their maturity or on any other payment date. In addition, the ability of a holder to move currency freely out of the country in which payment in the currency is received or to convert the currency at a freely determined market rate could be limited by governmental actions.

Payments in U.S. dollars. The terms of any Non-U.S. Dollar-Denominated Securities may provide that we may have the right to make a payment in U.S. dollars instead of the specified currency, if at or about the time when the payment on the Non-U.S. Dollar-Denominated Securities comes due, the specified currency is subject to convertibility, transferability, market disruption, or other conditions affecting its availability because of circumstances beyond our control. These circumstances could include the imposition of exchange controls or our inability to obtain the specified currency because of a disruption in the currency markets for the specified currency. The exchange rate used to make payment in U.S. dollars may be based on limited information and would involve significant discretion on the part of our exchange rate agent. As a result, the value of the payment in U.S. dollars may be less than the value of the payment you would have received in the specified currency if the specified currency had been available.

Court judgments. Any Non-U.S. Dollar-Denominated Securities typically will be governed by New York law. Under Section 27 of the New York Judiciary Law, a state court in the State of New York rendering a judgment on the Non-U.S. Dollar-Denominated Debt Securities would be required to render the judgment in the specified currency. In turn, the judgment would be converted into U.S. dollars at the exchange rate prevailing on the date of entry of the judgment. Consequently, in a lawsuit for payment on the Non-U.S. Dollar-Denominated Securities, you would bear currency exchange risk until judgment is entered, which could be a long time.

In courts outside of New York, you may not be able to obtain judgment in a specified currency other than U.S. dollars. For example, a judgment for money in an action based on Non-U.S. Dollar-Denominated Securities in many other U.S. federal or state courts ordinarily would be enforced in the United States only in U.S. dollars. The date used to determine the rate of conversion of the specified currency into U.S. dollars will depend on various factors, including which court renders the judgment.

Other Risks

Possible Illiquidity of the Secondary Market. We may not list our securities on any securities exchange. We cannot predict how these securities will trade in the secondary market or whether that market will be liquid or illiquid. The number of potential buyers of our securities in any secondary market may be limited. Although any underwriters or agents may purchase and sell our securities in the secondary market from time to time, these underwriters or agents will not be obligated to do so and may discontinue making a market for the securities at any time without giving us notice. We cannot assure you that a secondary market for any of our securities will develop, or that if one develops, it will be maintained.

Redemption. The terms of our securities may permit or require redemption of the securities prior to maturity. That redemption may occur at a time when prevailing interest rates are relatively low. As a result, in the case of debt or similar securities, a holder of the redeemed securities may not be able to invest the redemption proceeds in a new investment that yields a similar return.

Usury Laws. New York law will govern the debt securities offered by this prospectus. New York usury laws limit the amount of interest that can be charged and paid on loans, including the debt securities. Under current New York law, the maximum permissible rate of interest is 25% per year on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested. While we believe that a U.S. federal or state court sitting outside New York may give effect to New York law, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We do not intend to claim the benefits of any laws concerning usurious rates of interest.

Credit Ratings. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of our securities. However, because the return on our securities generally depends upon factors in addition to our ability to pay our obligations, an improvement in these credit ratings will not reduce the other investment risks, if any, related to our securities.

Holding Company. We are a holding company, and therefore we are a separate and distinct legal entity from our banking and nonbanking subsidiaries. We therefore depend on dividends, distributions, and other payments from our banking and nonbanking subsidiaries to fund dividend payments on our capital stock and to fund all payments on our other obligations, including our debt obligations. Many of our subsidiaries are subject to laws that authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to us. Regulatory action of that kind could impede access to funds we need to make payments on our obligations or dividend payments. In addition, because we are a holding company, our right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors. Therefore, claims of holders of our securities generally will have a junior position to claims of creditors of our subsidiaries, including, in the case of our banking subsidiaries, their depositors.

BANK OF AMERICA CORPORATION

General

Bank of America Corporation is a Delaware corporation, a bank holding company, and a financial holding company. Bank of America Corporation was incorporated in 1998 as part of the merger of BankAmerica Corporation with NationsBank Corporation.

Business Segment Information

We provide a diversified range of banking and nonbanking financial services and products in 30 states, the District of Columbia, and 44 foreign countries. We have historically provided these services and products through four business segments: (1) *Global Consumer and Small Business Banking,* (2) *Global Business and Financial Services,* (3) *Global Capital Markets and Investment Banking,* and (4) *Global Wealth and Investment Management*. During the third quarter of 2005, we announced the future combination of *Global Business and Financial Services* and *Global Capital Markets and Investment Banking* that became effective on January 1, 2006. This combined segment is called *Global Corporate and Investment Banking*.

Regulatory Considerations

As a financial holding company and a bank holding company, we are supervised and regulated by The Board of Governors of the Federal Reserve System, or the "Federal Reserve Board." In addition, our banking and securities subsidiaries are supervised and regulated by various federal and state banking and securities regulatory authorities, including the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, or the "FDIC," and the SEC. For a discussion of the material elements of the extensive regulatory framework applicable to financial holding companies, bank holding companies, and banks, as well as specific information about us and our subsidiaries, please refer to the section "Government Supervision and Regulation" under the caption "Item 1. Business" in our annual report on Form 10-K for the fiscal year ended December 31, 2005, and any subsequent reports that we file with the SEC, which are incorporated by reference in this prospectus. See "Where You Can Find More Information" below for information on how to obtain a copy of our annual report and any subsequent reports. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of security holders and creditors.

According to Federal Reserve Board policy, bank holding companies are expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each such subsidiary. This support may be required at times when a bank holding company may not be able to provide such support. Similarly, under the cross-guarantee provisions of the Federal Deposit Insurance Act, in the event of a loss suffered or anticipated by the FDIC—either as a result of default of a banking subsidiary or related to FDIC assistance provided to a subsidiary in danger of default—the other banking subsidiaries may be assessed for the FDIC's loss, subject to certain exceptions.

Acquisitions and Sales

As part of our operations, we regularly evaluate the potential acquisition of, and hold discussions with, various financial institutions and other businesses of a type eligible for financial holding company ownership or control. In addition, we regularly analyze the values of, and submit bids for, the acquisition of customer-based funds and other liabilities and assets of such financial institutions and other businesses. We also regularly consider the potential disposition of certain of our assets, branches, subsidiaries, or lines of businesses. As a general rule, we publicly announce any material acquisitions or dispositions when a definitive agreement has been reached.

USE OF PROCEEDS

Unless we describe a different use in the applicable prospectus supplement, we will use the net proceeds from the sale of the securities for general corporate purposes. General corporate purposes include:

- our working capital needs;

- investments in, or extensions of credit to, our banking and nonbanking subsidiaries;

- the possible acquisitions of other financial institutions or their assets;

- the possible acquisitions of, or investments in, other businesses of a type we are permitted to acquire under applicable law;

- the possible reduction of our outstanding indebtedness; and

- the possible repurchase of our outstanding equity securities.

Until we designate the use of these net proceeds, we will invest them temporarily. From time to time, we may engage in additional financings as we determine appropriate based on our needs and prevailing market conditions. These additional financings may include the sale of other securities.

DESCRIPTION OF DEBT SECURITIES

General

We may issue senior or subordinated debt securities. Neither the senior debt securities nor the subordinated debt securities will be secured by any of our property or assets. As a result, by owning a debt security, you are one of our unsecured creditors.

The senior debt securities will constitute part of our senior debt, will be issued under our senior debt indenture described below, and will rank on a parity with all of our other unsecured and unsubordinated debt.

The subordinated debt securities will constitute part of our subordinated debt, will be issued under our subordinated debt indenture described below, and will be subordinated in right of payment to all of our "senior indebtedness," as defined in the subordinated debt indenture. Neither the senior debt indenture nor the subordinated debt indenture limits our ability to incur additional "senior indebtedness."

The Indentures

The senior debt securities and the subordinated debt securities each are governed by a document called an indenture, which is a contract between us and the applicable trustee. Senior debt securities will be issued under the Indenture dated as of January 1, 1995 (as supplemented, the "Senior Indenture") between us and The Bank of New York, as successor trustee, and subordinated debt securities will be issued under the Indenture dated as of January 1, 1995 (as supplemented, the "Subordinated Indenture") between us and The Bank of New York, as trustee. The indentures are substantially identical, except for:

- the covenant described below under "—Sale or Issuance of Capital Stock of Banks," which is included only in the Senior Indenture;

- the provisions relating to subordination described below under "—Subordination," which are included only in the Subordinated Indenture; and

- the events of default described below under "—Defaults and Rights of Acceleration," many of which are not included in the Subordinated Indenture.

In this prospectus, when we refer to "debt securities," we mean both our senior debt securities and our subordinated debt securities, and when we refer to the "indenture" or the "trustee" with respect to any debt securities, we mean the indenture under which those debt securities are issued and the trustee under that indenture.

The trustee under each indenture has two principal functions:

- First, the trustee can enforce your rights against us if we default. However, there are limitations on the extent to which the trustee may act on your behalf, which we describe below under "—Collection of Indebtedness."

- Second, the trustee performs administrative duties for us, including the delivery of interest payments and notices.

Neither indenture limits the aggregate amount of debt securities that we may issue or the number of series or the aggregate amount of any particular series. The indentures and the debt securities also do not limit our ability to incur other indebtedness or to issue other securities. This means that we may issue additional debt securities and other securities at any time without your consent and without notifying you. In addition, neither indenture contains provisions protecting holders against a decline in our credit quality resulting from takeovers, recapitalizations, the incurrence of additional indebtedness, or restructuring. If our credit quality declines as a result of an event of this type, or otherwise, any ratings of our debt securities then outstanding may be withdrawn or downgraded.

This section is a summary of the indentures and is subject to and qualified in its entirety by reference to all the provisions of the indentures. We have filed the indentures with the SEC as exhibits to our registration statement, and they are incorporated in this prospectus by reference. See "Where You Can Find More Information" below for information on how to obtain copies of the indentures. Whenever we refer to the defined terms of the indentures in this prospectus or in a prospectus supplement without defining them, the terms have the meanings given to them in the indentures. You must look to the indentures for the most complete description of the information summarized in this prospectus.

Form and Denomination of Debt Securities

Unless we specify otherwise in the applicable prospectus supplement, we will issue each debt security in global, or book-entry, form. Debt securities in book-entry form will be represented by a global security registered in the name of a depository. Accordingly, the depository will be the holder of all the debt securities represented by the global security. Those who own beneficial interests in a global security will do so through participants in the depository's securities clearance system, and the rights of these indirect owners will be governed solely by the applicable procedures of the depository and its participants. We describe the procedures applicable to book-entry securities below under the heading "Registration and Settlement."

Unless we specify otherwise in the applicable prospectus supplement, we will issue our debt securities in fully registered form, without coupons. If we issue a debt security in bearer form, we will describe the special considerations applicable to bearer securities in the applicable prospectus supplement. Some of the features that we describe in this prospectus may not apply to the bearer securities.

Our debt securities may be denominated, and cash payments with respect to the debt securities may be made, in U.S. dollars or in another currency, or in a composite currency, a basket of currencies, or a currency unit or units. Unless we specify otherwise in the applicable prospectus supplement, the debt securities will be denominated, and cash payments with respect to the debt securities will be made, in U.S. dollars, and the debt securities ordinarily will be issued in denominations of $1,000 and multiples of $1,000 in excess of $1,000. If any of the debt securities are denominated, or if principal, any premium, interest, and any other amounts payable on any of the debt securities is payable, in a foreign currency, or in a composite currency, a basket of currencies, or a currency unit or units, the specified currency, as well as any additional investment considerations, risk factors, restrictions, tax consequences, specific terms, and other information relating to that issue of debt securities and the specified currency, composite currency, basket of currencies, or currency unit or units, may be described in the applicable prospectus supplement. We describe some of those investment considerations relating to securities denominated or payable in a currency other than U.S. dollars above under the heading "Risk Factors."

Different Series of Debt Securities

We may issue our debt securities from time to time in one or more series with the same or different maturities. We also may "reopen" a series of our debt securities. This means that we can increase the principal amount of a series of our debt securities by selling additional debt securities with the same terms. We may do so without notice to the existing holders of securities of that series. However, any new securities of this kind may begin to bear interest at a different date.

This section of the prospectus summarizes the material terms of the debt securities that are common to all series. We will describe the financial and other specific terms of the series of debt securities being offered in the applicable prospectus supplement. The prospectus supplement also may describe any differences from the material terms described in this prospectus. If there are any differences between the applicable prospectus supplement and this prospectus, the applicable prospectus supplement will control.

The terms of your series of debt securities as described in the applicable prospectus supplement may include the following:

- the title and type of the debt securities;

- the principal amount of the debt securities;

- the minimum denominations, if other than $1,000 and multiples of $1,000 in excess of $1,000;

- the percentage of the stated principal amount at which the debt securities will be sold and, if applicable, the method of determining the price;

- the person to whom interest is payable, if other than the owner of the debt securities;

- the maturity date or dates;

- the interest rate or rates, which may be fixed or variable, and the method used to calculate that interest;

- any index used to determine the amounts of any payments on the debt securities and the manner in which those amounts will be determined;

- the interest payment dates, the regular record dates for the interest payment dates, and the date interest will begin to accrue;

- the place or places where payments on the debt securities may be made and the place or places where the debt securities may be presented for registration of transfer or exchange;

- any date or dates after which the debt securities may be redeemed, repurchased, or repaid in whole or in part at our option or the option of the holder, and the periods, prices, terms, and conditions of that redemption, repurchase, or repayment;

- if other than the full principal amount, the portion of the principal amount of the debt securities that will be payable if their maturity is accelerated;

- the currency of principal, any premium, interest, and any other amounts payable on the debt securities, if other than U.S. dollars;

- if the debt securities will be issued in other than book-entry form;

- the identification of or method of selecting any interest rate calculation agents, exchange rate agents, or any other agents for the debt securities;

- any provisions for the discharge of our obligations relating to the debt securities by the deposit of funds or U.S. government obligations;

- any provisions relating to the extension or renewal of the maturity date of the debt securities;

- whether the debt securities will be listed on any securities exchange; and

- any other terms of the debt securities that are permitted under the applicable indenture.

Fixed-Rate Notes

General. We may issue debt securities that bear interest at one or more fixed rates of interest, as specified in the applicable prospectus supplement. We refer to these as "fixed-rate notes." Unless we specify otherwise in the applicable prospectus supplement, each fixed-rate note will bear interest from its original issue date or from the most recent date to which interest on the note has been paid or made available for payment. Interest will accrue on the principal of a fixed-rate note at the fixed annual rate stated in the applicable prospectus supplement, until the principal is paid or made available for payment or the note is converted or exchanged.

Unless we specify otherwise in the applicable prospectus supplement, we will pay interest on any fixed-rate note quarterly, semi-annually, or annually, as applicable, in arrears, on the days set forth in the applicable prospectus supplement (each such day being an "interest payment date") and at maturity. Each interest payment due on an interest payment date or the maturity date will include interest accrued from and including the most recent interest payment date to which interest has been paid, or, if no interest has been paid, from the original issue date, to but excluding the next interest payment date or the maturity date, as the case may be. Unless we specify otherwise in the applicable prospectus supplement, interest on fixed-rate notes will be computed and paid on the basis of a 360-day year consisting of twelve 30-day months. We will make payments on fixed-rate notes as described below under the heading "—Payment of Principal, Interest, and Other Amounts Due."

Amortizing Notes. We also may issue amortizing notes, which are fixed-rate notes for which combined principal and interest payments are made in installments over the life of the debt security. Payments on amortizing notes are applied first to interest due and then to the reduction of the unpaid principal amount. The prospectus supplement for an amortizing note will include a table setting forth repayment information.

Floating-Rate Notes

General. We may issue debt securities that will bear interest at a floating rate of interest determined by reference to one or more interest rate bases, or by reference to one or more interest rate formulae, referred to as the "base rate." We refer to these debt securities as "floating-rate notes." The base rate may be one or more of the following:

- the federal funds rate, in which case the debt security will be a "federal funds rate note;"

- the London interbank offered rate, in which case the debt security will be a "LIBOR note;"

- the euro interbank offered rate, in which case the debt security will be a "EURIBOR note;"

- the prime rate, in which case the debt security will be a "prime rate note;"

- the treasury rate, in which case the debt security will be a "treasury rate note;" or

- any other interest rate formula as may be specified in the applicable prospectus supplement.

The interest rate for a floating-rate note will be determined by reference to:

- the specified base rate based on the index maturity;

- plus or minus the spread, if any; and/or

- multiplied by the spread multiplier, if any.

For any floating-rate note, the "index maturity" is the period to maturity of the instrument for which the interest rate basis is calculated and will be specified in the applicable prospectus supplement. The "spread" is the number of basis points we specify on the floating-rate note to be added to or subtracted from the base rate. The "spread multiplier" is the percentage we may specify on the floating-rate note by which the base rate is multiplied in order to calculate the applicable interest rate.

A floating-rate note also may be subject to:

- a maximum interest rate limit, or ceiling, on the interest that may accrue during any interest period;

- a minimum interest rate limit, or floor, on the interest that may accrue during any interest period; or

- both.

Unless we specify otherwise in the applicable prospectus supplement, each floating-rate note will bear interest from its original issue date or from the most recent date to which interest on the note has been paid or made available for payment. Interest will accrue on the principal of a floating-rate note at the annual rate determined according to the interest rate formula stated in the applicable prospectus supplement, until the principal is paid or made available for payment. Unless we specify otherwise in the applicable prospectus supplement, we will pay interest on any floating-rate note monthly, quarterly, semi-annually, or annually, as applicable, in arrears, on the days set forth in the applicable prospectus supplement. Unless we specify otherwise in the applicable prospectus supplement, each interest payment due on an interest payment date or the maturity date will include interest accrued from and including the most recent interest payment date to which interest has been paid, or, if no interest has been paid, from the original issue date, to but excluding the next interest payment date or the maturity date, as the case may be. We will make payments on floating-rate notes as described below under the heading "—Payment of Principal, Interest, and Other Amounts Due."

How Interest Is Reset. The interest rate in effect from the date of issue to the first interest reset date for a floating-rate note will be the initial interest rate determined as described in the applicable prospectus supplement. The interest rate of each floating-rate note may be reset daily, weekly, monthly, quarterly, semi-annually, or annually, as we specify in the applicable prospectus supplement. We refer to the period during which an interest rate is effective as an "interest period," and the first day of each interest period as the "interest reset date."

The "interest determination date" for any interest reset date is the day the calculation agent will refer to when determining the new interest rate at which a floating rate will reset. Unless we specify otherwise in the applicable prospectus supplement, the interest determination date for an interest reset date will be:

- for a federal funds rate note or a prime rate note, the business day immediately preceding the interest reset date;

- for a LIBOR note, the second London Banking Day (as defined below) preceding the interest reset date unless the index currency is pounds sterling, in which case the interest determination date will be the interest reset date;

- for a EURIBOR note, the second TARGET Settlement Date (as defined below) preceding the interest reset date;

- for a treasury rate note, the day of the week in which the interest reset date falls on which Treasury bills (as described below) of the applicable index maturity would normally be auctioned; and

- for a floating-rate note with two or more base rates, the interest determination date will be the most recent business day that is at least two business days prior to the applicable interest reset date on which each applicable base rate is determinable.

Treasury bills usually are sold at auction on Monday of each week, unless that day is a legal holiday, in which case the auction usually is held on the following Tuesday, except that the auction may be held on the preceding Friday. If, as a result of a legal holiday, an auction is held on the preceding Friday, that preceding Friday will be the interest determination date pertaining to the interest reset date occurring in the next succeeding week. The treasury rate will be determined as of that date, and the applicable interest rate will take effect on the applicable interest reset date.

We will specify the interest reset dates in the applicable prospectus supplement. If any interest reset date for any floating-rate note falls on a day that is not a business day for the floating-rate note, the interest reset date for the floating-rate note will be postponed to the next day that is a business day for the floating-rate note. However, unless we specify otherwise in the applicable prospectus supplement, in the case of a LIBOR note or a EURIBOR note, if the next business day is in the next succeeding calendar month, the interest reset date will be the immediately preceding business day.

Calculation of Interest. Calculations relating to floating-rate notes will be made by the calculation agent, which will be an institution that we appoint as our agent for this purpose. The calculation agent may be one of our affiliates, including Banc of America Securities LLC or Bank of America, N.A, and may also be The Bank of New York. We will identify in the applicable prospectus supplement the calculation agent we have appointed for a particular series of debt securities as of its original issue date. We may appoint different calculation agents from time to time after the original issue date of a floating-rate note without your consent and without notifying you of the change. Absent manifest error, all determinations of the calculation agent will be final and binding on you, the trustee, and us.

For each floating-rate note, the calculation agent will determine, on the corresponding calculation or interest determination date, the interest rate for the applicable interest period. In addition, the calculation agent will calculate the amount of interest that has accrued during each interest period. Unless we specify otherwise in the applicable prospectus supplement, the calculation date for any interest determination date will be the date by which the calculation agent computes the amount of interest owed on a floating-rate note for the related interest period. Unless we specify otherwise in the applicable prospectus supplement, the calculation date pertaining to an interest determination date will be the earlier of:

- the tenth calendar day after that interest determination date or, if that day is not a business day, the next succeeding business day; or

- the business day immediately preceding the applicable interest payment date, the maturity date, or the date of redemption or prepayment, as the case may be.

Accrued interest on a floating-rate note is calculated by multiplying the principal amount of a note by an accrued interest factor. This accrued interest factor is the sum of the interest factors calculated for each day in the period for which accrued interest is being calculated. Unless we specify otherwise in the applicable prospectus supplement, the accrued interest factor will be computed and interest will be paid (including payments for partial periods) as follows:

- for federal funds rate notes, LIBOR notes, EURIBOR notes, prime rate notes, or any other floating-rate notes other than treasury rate notes, the daily interest factor will be computed by dividing the interest rate in effect on that day by 360; and

- for treasury rate notes, the daily interest factor will be computed by dividing the interest rate in effect on that day by 365 or 366, as applicable.

All amounts used in or resulting from any calculation on floating-rate notes will be rounded to the nearest cent, in the case of U.S. dollars, or to the nearest corresponding hundredth of a unit, in the case of a currency other than U.S. dollars, with one-half cent or one-half of a corresponding hundredth of a unit or more being rounded upward. Unless we specify otherwise in the applicable prospectus supplement, all percentages resulting from any calculation with respect to a floating-rate note will be rounded, if necessary, to the nearest one hundred-thousandth of a percent, with five one-millionths of a percentage point rounded upwards, e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655).

In determining the base rate that applies to a floating-rate note during a particular interest period, the calculation agent may obtain rate quotes from various banks or dealers active in the relevant market, as described in the descriptions of the base rates below and/or in the applicable prospectus supplement. Those reference banks and dealers may include the calculation agent itself and its affiliates, as well as any underwriter, dealer, or agent participating in the distribution of the relevant floating-rate notes and its affiliates, and they may include our affiliates.

At the request of the holder of any floating-rate note, the calculation agent will provide the interest rate then in effect for that floating-rate note and, if already determined, the interest rate that is to take effect on the next interest reset date.

LIBOR Notes. Each LIBOR note will bear interest at the LIBOR base rate, adjusted by any spread or spread multiplier, as specified in the applicable prospectus supplement. The LIBOR base rate will be the London interbank offered rate for deposits in U.S. dollars or any index currency, as specified in the applicable prospectus supplement.

The calculation agent will determine LIBOR on each interest determination date as follows:

- If "LIBOR Telerate" is specified in the applicable prospectus supplement, LIBOR will be the rate for deposits in the relevant index currency having the index maturity described in the applicable prospectus supplement, commencing on the related interest reset date, as the rate appears on the designated LIBOR page in the applicable prospectus supplement as of 11:00 A.M., London time, on that interest determination date.

- If "LIBOR Reuters" is specified in the applicable prospectus supplement, LIBOR will be the arithmetic mean of the offered rates for deposits in the relevant index currency having the index maturity described in the applicable prospectus supplement, commencing on the related interest reset date, as the rates appear on the designated LIBOR page in the applicable prospectus supplement as of 11:00 A.M., London time, on that interest determination date, if at least two offered rates appear on the designated LIBOR page, except that, if the designated LIBOR page only provides for a single rate, that single rate will be used.

If the applicable prospectus supplement does not specify "LIBOR Telerate" or "LIBOR Reuters," the LIBOR rate will be LIBOR Telerate.

If "LIBOR Telerate" applies and the rate described above does not appear on that page, or if "LIBOR Reuters" applies and fewer than two of the rates described above appears on that page or no rate appears on any page on which only one rate normally appears, then the calculation agent will determine LIBOR as follows:

- The calculation agent will select four major banks in the London interbank market, after consultation with us. On the interest determination date, those four banks will be requested to provide their offered quotations for deposits in the relevant index currency having an index maturity specified in the applicable prospectus supplement commencing on the interest reset date to prime banks in the London interbank market at approximately 11:00 A.M., London time.

- If at least two quotations are provided, the calculation agent will determine LIBOR as the arithmetic mean of those quotations.

- If fewer than two quotations are provided, the calculation agent will select, after consultation with us, three major banks in New York City. On the interest determination date, those three banks will be requested to provide their offered quotations for loans in the relevant index currency having an index maturity specified in the applicable prospectus supplement commencing on the interest reset date to leading European banks at approximately 11:00 A.M., New York time. The calculation agent will determine LIBOR as the arithmetic mean of those quotations.

- If fewer than three New York City banks selected by the calculation agent are quoting rates, LIBOR for that interest period will remain LIBOR then in effect on the interest determination date.

EURIBOR Notes. Each EURIBOR note will bear interest at the EURIBOR base rate, adjusted by any spread or spread multiplier, as specified in the applicable prospectus supplement.

EURIBOR means, for any interest determination date, the rate for deposits in euro as sponsored, calculated, and published jointly by the European Banking Federation and ACI—The Financial Market Association, or any company established by the joint sponsors for purposes of compiling and publishing those rates, having the index maturity specified in the applicable prospectus supplement, as that rate appears on the display on Moneyline Telerate, or any successor service, on page 248 or any other page as may replace page 248 ("Telerate Page 248"), as of 11:00 A.M., Brussels time.

The following procedures will be followed if EURIBOR cannot be determined as described above:

- If no offered rate appears on MoneyLine Telerate Page 248 on an interest determination date at approximately 11:00 A.M., Brussels time, then the calculation agent, after consultation with us, will select four major banks in the Euro-zone interbank market to provide a quotation of the rate at which deposits in euro having the index maturity specified in the applicable prospectus supplement are offered to prime banks in the Euro-zone interbank market, and in a principal amount not less than the equivalent of €1,000,000, that is representative of a single transaction in euro in that market at that time. If at least two quotations are provided, EURIBOR will be the arithmetic average of those quotations.

- If fewer than two quotations are provided, then the calculation agent, after consultation with us, will select four major banks in the Euro-zone interbank market to provide a quotation of the rate offered by them, at approximately 11:00 A.M., Brussels time, on the interest determination date, for loans in euro to prime banks in the Euro-zone interbank market for a period of time equivalent to the index maturity specified in the applicable prospectus supplement commencing on that interest reset date and in a principal amount not less than the equivalent of €1,000,000, that is representative of a single transaction in euro in that market at that time. If at least three quotations are provided, EURIBOR will be the arithmetic average of those quotations.

- If three quotations are not provided, EURIBOR for that interest determination date will be equal to EURIBOR for the immediately preceding interest period.

"Euro-zone" means the region comprising member states of the European Union that have adopted the euro as their single currency.

Treasury Rate Notes. Each treasury rate note will bear interest at the treasury rate, adjusted by any spread or spread multiplier, as specified in the applicable prospectus supplement.

The "treasury rate" for any interest determination date is the rate set at the auction of direct obligations of the United States ("Treasury bills") having the index maturity described in the applicable prospectus supplement, as specified under the caption "Investment Rate" on the display on Moneyline Telerate, or any successor service, on page 56 or any other page as may replace page 56, or page 57 or any other page as may replace page 57.

The following procedures will be followed if the treasury rate cannot be determined as described above:

- If the rate is not displayed on Moneyline Telerate by 3:00 P.M., New York City time, on the related calculation date, the treasury rate will be the rate of Treasury bills as published in H.15 Daily Update, or another recognized electronic source used for the purpose of displaying the applicable rate, under the caption "U.S. Government Securities/Treasury Bills/Auction High."

- If the alternative rate described in the paragraph immediately above is not published by 3:00 P.M., New York City time, on the related calculation date, the treasury rate will be the bond equivalent yield, as defined below, of the auction rate of the applicable Treasury bills as announced by the U.S. Department of the Treasury.

- If the alternative rate described in the paragraph immediately above is not announced by the U.S. Department of the Treasury, or if the auction is not held, the treasury rate will be the bond equivalent yield of the rate on the particular interest determination date of the applicable Treasury bills as published in H.15(519) under the caption "U.S. Government Securities/Treasury Bills/Secondary Market."

- If the alternative rate described in the paragraph immediately above is not published by 3:00 P.M., New York City time, on the related calculation date, the treasury rate will be the rate on the particular interest determination date of the applicable Treasury bills as published in H.15 Daily Update, or another recognized electronic source used for the purpose of displaying the applicable rate, under the caption "U.S. Government Securities/ Treasury Bills/Secondary Market."

- If the alternative rate described in the paragraph immediately above is not published by 3:00 P.M., New York City time, on the related calculation date, the treasury rate will be the rate on the particular interest determination date calculated by the calculation agent as the bond equivalent yield of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 P.M., New York City time, on that interest determination date, of three primary U.S. government securities dealers, selected by the calculation agent, after consultation with us, for the issue of Treasury bills with a remaining maturity closest to the particular index maturity.

- If the dealers selected by the calculation agent are not quoting as described in the paragraph immediately above, the treasury rate will be the treasury rate in effect on the particular interest determination date.

The bond equivalent yield will be calculated using the following formula:

$$\text{Bond equivalent yield} = \frac{D \times N}{360 - (D \times M)} \times 100$$

where "D" refers to the applicable annual rate for Treasury bills quoted on a bank discount basis and expressed as a decimal, "N" refers to 365 or 366, as the case may be, and "M" refers to the actual number of days in the applicable interest period.

"H.15(519)" means the weekly statistical release designated as H.15(519), or any successor publication, published by the Federal Reserve Board.

"H.15 Daily Update" means the daily update of H.15(519), available through the website of the Federal Reserve Board at www.federalreserve.gov/releases/h15/update, or any successor site or publication.

Federal Funds Rate Notes. Each federal funds rate note will bear interest at the federal funds rate, adjusted by any spread or spread multiplier, as specified in the applicable prospectus supplement.

The "federal funds rate" for any interest determination date is the rate on that date for U.S. dollar federal funds, as published in H.15(519) prior to 3:00 P.M., New York City time, on the related calculation date, under the heading "Federal Funds (Effective)" and displayed on Moneyline Telerate, or any successor service, on page 120 or any other page as may replace the specified page on that service ("Telerate Page 120").

The following procedures will be followed if the federal funds rate cannot be determined as described above:

- If the rate is not published in H.15(519) by 3:00 P.M., New York City time, on the related calculation date or does not appear on Telerate Page 120, the federal funds rate will be the rate on that interest determination date, as published in H.15 Daily Update, or any other recognized electronic source for the purposes of displaying the applicable rate, under the caption "Federal Funds (Effective)."

- If the alternative rate described above is not published in H.15 Daily Update, or other recognized electronic source for the purposes of displaying the applicable rate, by 3:00 P.M., New York City time, on the related calculation date, then the calculation agent will determine the federal funds rate to be the average of the rates for the last transaction in overnight U.S. dollar federal funds quoted prior to 9:00 A.M., New York City time, on that interest determination date, by each of three leading brokers of U.S. dollar federal funds transactions in New York City, selected by the calculation agent, after consultation with us.

- If fewer than three brokers selected by the calculation agent are quoting as described above, the federal funds rate will be the federal funds rate then in effect on that interest determination date.

Prime Rate Notes. Each prime rate note will bear interest at the prime rate, as adjusted by any spread or spread multiplier, as specified in the applicable prospectus supplement.

The "prime rate" for any interest determination date is the prime rate or base lending rate on that date, as published in H.15(519) prior to 3:00 P.M., New York City time, on the related calculation date, under the heading "Bank Prime Loan."

The following procedures will be followed if the prime rate cannot be determined as described above:

- If the rate is not published in H.15(519) by 3:00 P.M., New York City time, on the related calculation date, then the prime rate will be the rate as published in H.15 Daily Update, or any other recognized electronic source used for the purpose of displaying the applicable rate, under the caption "Bank Prime Loan."

- If the alternative rate described above is not published in H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on the related calculation date, then the calculation agent will determine the prime rate to be the arithmetic mean of the rates of interest publicly announced by each bank that appears on the Reuters screen US PRIME 1, as defined below, as that bank's prime rate or base lending rate as in effect as of 11:00 A.M., New York City time, on that interest determination date.

- If fewer than four rates appear on the Reuters screen US PRIME 1 for that interest determination date, by 3:00 P.M., New York City time, then the calculation agent will determine the prime rate to be the average of the prime rates or base lending rates furnished in New York City by three substitute banks or trust companies (all organized under the laws of the United States or any of its states and having total equity capital of at least $500,000,000) selected by the calculation agent, after consultation with us.

- If the banks selected by the calculation agent are not quoting as described above, the prime rate will remain the prime rate then in effect on the interest determination date.

"Reuters screen US PRIME 1" means the display designated as page "US PRIME 1" on the Reuters Monitor Money Rates Service (or any other page as may replace the US PRIME 1 page on that service for the purpose of displaying prime rates or base lending rates of major U.S. banks).

Indexed Notes

We may issue debt securities that provide that the rate of return, including the principal, premium (if any), interest, or other amounts payable (if any), is determined by reference, either directly or indirectly, to the price or performance of one or more securities, currencies or composite currencies, commodities, interest rates, stock indices, or other indices or formulae, in each case as specified in the applicable prospectus supplement. We refer to these as "indexed notes."

Holders of indexed notes may receive an amount at maturity that is greater than or less than the face amount of the notes, depending upon the formula used to determine the amount payable and the relative value at maturity of the reference asset or underlying obligation. The value of the applicable index will fluctuate over time.

An indexed note may provide either for cash settlement or for physical settlement by delivery of the indexed note or securities, or other securities of the types listed above. An indexed note also may provide that the form of settlement may be determined at our option or the holder's option. Some indexed notes may be convertible, exercisable, or exchangeable prior to maturity, at our option or the holder's option, for the related securities.

We will specify in the applicable prospectus supplement the method for determining the principal, premium (if any), interest, or other amounts payable (if any) in respect of particular indexed notes, as well as certain historical information with respect to the specified index or indexed items, specific risk factors relating to that particular type of indexed note, and tax considerations associated with an investment in the indexed notes.

The prospectus supplement for any particular indexed notes also will identify the calculation agent that will calculate the amounts payable with respect to the indexed note. The calculation agent may be one of our affiliates, including Banc of America Securities LLC or Bank of America, N.A. We may appoint different calculation agents from time to time after the original issue date of an indexed note without your consent and without notifying you of the change. Absent manifest error, all determinations of the calculation agent will be final and binding on you, the trustee, and us. Upon request of the holder of an indexed note, the calculation agent will provide, if applicable, information relating to the current principal, premium (if any), rate of interest, interest payable, or other amounts payable (if any) in connection with the indexed note.

We also may offer "indexed amortizing notes," the rate of amortization and final maturity of which are subject to periodic adjustment based upon the degree to which an objective base or index rate such as LIBOR, called a "reference rate," coincides with a specified "target rate." Indexed amortizing notes may provide for adjustment of the amortization rate either on every interest payment date, or only on interest payment dates that occur after a specified "lockout date." Each indexed amortizing note will include an amortization table, specifying the rate at which the principal of the note is to be amortized following any applicable interest payment date, based upon the difference between the reference rate and the target rate. The specific terms of, and any additional considerations relating to, indexed amortizing notes will be set forth in the applicable prospectus supplement.

Floating-Rate/Fixed-Rate/Indexed Notes

We may issue a debt security with elements of each of the fixed-rate, floating-rate, and indexed notes described above. For example, a debt security may bear interest at a fixed rate for some periods and at a floating rate in others. Similarly, a debt security may provide for a payment of principal at maturity linked to an index and also may bear interest at a fixed or floating rate. We will describe the determination of interest for any of these debt securities in the applicable prospectus supplement.

Original Issue Discount Notes

A fixed-rate note, a floating-rate note, or an indexed note may be an original issue discount note. Original issue discount notes are debt securities that are issued at a price lower than their stated principal amount or lower than their minimum guaranteed repayment amount at maturity. Original issue discount notes may bear no interest ("zero coupon rate notes") or may bear interest at a rate that is below market rates at the time of issuance. Upon an acceleration of the maturity of an original issue discount note, the amount of interest payable will be determined in accordance with the terms of the note, as described in the applicable prospectus supplement. That amount normally is less than the amount payable at the maturity date. A note issued at a discount to its principal may, for U.S. federal income tax purposes, be considered an original issue discount note, regardless of the amount payable upon redemption or acceleration of maturity. See "U.S. Federal Income Tax Considerations—Taxation of Debt Securities" below for a summary of the U.S. federal income tax consequences of owning an original issue discount note.

Payment of Principal, Interest, and Other Amounts Due

Paying Agents. We may appoint one or more financial institutions to act as our paying agents. Unless we specify otherwise in the applicable prospectus supplement, the trustee will act as our sole paying agent, security registrar, and transfer agent with respect to the debt securities through the trustee's office. That office is currently located at 101 Barclay Street, New York, New York 10286. In addition, in the case of some of our debt securities, such as debt securities denominated in euro, that office is expected to be 48th Floor, One Canada Square, London, E14 5AL. At any time, we may rescind the designation of a paying agent, appoint a successor paying agent, or approve a change in the office through which any successor paying agent acts in accordance with the applicable indenture. In addition, we may decide to act as our own paying agent with respect to some or all of the debt securities, and the paying agent may resign.

Payments to Holders and Record Dates for Interest. We refer to each date on which interest is payable on a debt security as an "interest payment date." Unless we specify otherwise in the applicable prospectus supplement, the provisions described in this section will apply to payments on the debt securities.

Interest payments on the debt securities will be made on each interest payment date applicable to, and at the maturity date of, the debt securities. Interest payable at any interest payment date other than the maturity date will be paid to the registered holder of the debt security on the regular record date for that interest payment date, as described below. However, unless we specify otherwise in the applicable prospectus supplement, the initial interest payment on a debt security issued between a regular record date and the interest payment date immediately following the regular record date will be made on the second interest payment date following the original issue date to the holder of record on the regular record date preceding the second interest payment date. The principal and interest payable at maturity will be paid to the holder of the debt security at the close of business on the maturity date.

Unless we specify otherwise in the applicable prospectus supplement, the record date for any interest payment for a debt security in book-entry only form generally will be the business day prior to the payment date. If the debt security is in a form that is other than book-entry only, and unless we specify otherwise in the applicable prospectus supplement, the regular record date for an interest payment date will be the last day of the calendar month preceding the interest payment date or the fifteenth day of the calendar month in which the interest payment date occurs, as specified in the prospectus supplement, whether or not that date is a business day.

Unless we specify otherwise in the applicable prospectus supplement, if any interest payment date or the maturity date of a debt security falls on a day that is not a business day, we will make the required payment on the next business day, and no additional interest will accrue in respect of the payment made on the next business day. However, unless we specify otherwise in the applicable prospectus supplement, for LIBOR notes or EURIBOR notes, if an interest payment date falls on a date that is not a business day, and the next business day is in the next calendar month, the interest payment date will be the immediately preceding business day.

Unless we specify otherwise in the applicable prospectus supplement, the term "business day" means, for any debt security, a day that meets all the following applicable requirements:

- for all debt securities, is any weekday that is not a legal holiday in New York, New York, Charlotte, North Carolina, or any other place of payment of the debt security, and is not a date on which banking institutions in those cities are authorized or required by law or regulation to be closed;

- for any LIBOR note, also is a day on which commercial banks are open for business (including dealings in the index currency specified in the applicable prospectus supplement) in London, England (a "London Banking Day");

- for any debt security denominated in euro or any EURIBOR note, also is a day on which the TransEuropean Automated Real-Time Gross Settlement Express Transfer, or "TARGET," System or any successor is operating (a "TARGET Settlement Date"); and

- for any debt security that has a specified currency other than U.S. dollars or euro, also is not a day on which banking institutions generally are authorized or obligated by law, regulation, or executive order to close in the principal financial center of the country of the specified currency.

For purposes of this determination, the "principal financial center" is:

- the capital city of the country issuing the specified currency, except for U.S. dollars, Australian dollars, Canadian dollars, South African rand, and Swiss francs, for which the "principal financial center" is New York, Sydney and Melbourne, Toronto, Johannesburg, and Zurich, respectively; or

- the capital city of the country to which the index currency relates, except for U.S. dollars, Australian dollars, Canadian dollars, South African rand, and Swiss francs, for which the "principal financial center" is New York, Sydney, Toronto, Johannesburg, and Zurich, respectively.

Payments Due in U.S. Dollars. Unless we specify otherwise in the applicable prospectus supplement, we will follow the practices described in this subsection when we pay amounts that are due in U.S. dollars.

We will make payments on debt securities in book-entry form in accordance with arrangements then in place between the paying agent and the depository or its nominee, as holder. An indirect owner's right to receive those payments will be governed by the rules and practices of the depository and its participants, as described below under the heading "Registration and Settlement."

We will pay any interest on debt securities in certificated form on each interest payment date other than the maturity date by check mailed to holders of the debt securities on the applicable record date at the address appearing on our records. We will pay any principal, premium (if any), interest, and other amounts payable (if any) at the maturity date of a debt security in certificated form by wire transfer of immediately available funds upon surrender of the debt security at the corporate trust office of the applicable trustee or paying agent.

Book-entry and other indirect owners should contact their banks or brokers for information on how they will receive payments on their debt securities.

Payments Due in Other Currencies. Unless we specify otherwise in the applicable prospectus supplement, we will follow the practices described in this subsection when we pay amounts that are due in a currency other than U.S. dollars. Unless we specify otherwise in the applicable prospectus supplement, holders are not entitled to receive payments in U.S. dollars of an amount due in another currency, either on a global debt security or a debt security in certificated form.

We will make payments on Non-U.S. Dollar Denominated Debt Securities in book-entry form in the applicable specified currency in accordance with arrangements then in place between the paying agent and the depository or its nominee, as holder. An indirect owner's right to receive those payments will be governed by the rules and practices of the depository and its participants, as described below under the heading "Registration and Settlement."

We will pay any interest on Non-U.S. Dollar-Denominated Debt Securities in certificated form by check mailed to holders of the debt securities on the applicable record date at the address appearing on our records. We will pay any principal, premium (if any), interest, and other amounts payable (if any) at the maturity date of a Non-U.S. Dollar-Denominated Debt Security in certificated form by wire transfer of immediately available funds upon surrender of the debt security at the corporate trust office of the applicable trustee or paying agent.

If we issue a debt security in a specified currency other than U.S. dollars, unless we specify otherwise in the applicable prospectus supplement, we will appoint a financial institution to act as the exchange rate agent. The exchange rate agent will determine the applicable rate of exchange that would apply to a payment made in U.S. dollars, if the currency in which we otherwise would be required to make the applicable payment is not available. The exchange rate agent may be one of our affiliates, including Banc of America Securities Limited. We will identify in the applicable prospectus supplement the exchange rate agent that we have appointed for a particular debt security as of its original issue date. We may appoint different exchange rate agents from time to time after the original issue date of the debt security without your consent and without notifying you of the change. All determinations made by the exchange rate agent will be in its sole discretion unless we state in the applicable prospectus supplement that any determination requires our approval. Absent manifest error, those determinations will be final and binding on you and us.

Book-entry and other indirect owners of a debt security with a specified currency other than U.S. dollars should contact their banks or brokers for information about how to receive payments in the specified currency or in U.S. dollars.

No Sinking Fund

Unless we specify otherwise in the applicable prospectus supplement, our debt securities will not be entitled to the benefit of any sinking fund. This means that we will not deposit money on a regular basis into any separate custodial account to repay the debt securities.

Redemption

The applicable prospectus supplement will indicate whether we may redeem the debt securities prior to their maturity date. If we may redeem the debt securities prior to maturity, the applicable prospectus supplement will indicate the redemption price, the method for redemption, and the date or dates upon which we may redeem the debt securities. Unless we specify otherwise in the applicable prospectus supplement, we may redeem debt securities only on an interest payment date, and the redemption price will be 100% of the principal amount of the debt securities to be redeemed, plus any accrued and unpaid interest.

Unless we specify otherwise in the applicable prospectus supplement, we may exercise our right to redeem debt securities by giving notice to the trustee under the applicable indenture at least 10 business days but not more than 60 calendar days before the specified redemption date. The notice will take the form of a certificate signed by us specifying:

- the date fixed for redemption;
- the redemption price;
- the CUSIP number of the debt securities to be redeemed;
- the amount to be redeemed, if less than all of a series of debt securities is to be redeemed;
- the place of payment for the debt securities to be redeemed; and
- that on and after the date fixed for redemption, interest will cease to accrue on the debt securities to be redeemed.

So long as a depository is the record holder of the applicable debt securities to be redeemed, we will deliver any notice of our election to exercise our redemption right only to that depository.

Repayment

The applicable prospectus supplement will indicate whether the debt securities can be repaid at the holder's option prior to their maturity date. If the debt securities may be repaid prior to maturity, the applicable prospectus supplement will indicate the applicable repayment price or prices, the procedures for repayment, and the date or dates on or after which the holder can request repayment.

Repurchase

We may purchase at any time and from time to time, through a subsidiary or affiliate of ours, outstanding debt securities by tender, in the open market, or by private agreement. We, or our affiliates, have the discretion to hold or resell any repurchased debt securities. We also have the discretion to cancel any repurchased debt securities.

Conversion

We may issue debt securities that are convertible into, or exercisable or exchangeable for, at either our option or the holder's option, our preferred stock, depositary shares, common stock, or other debt securities, or debt or equity securities of one or more third parties. The applicable prospectus supplement will describe the terms of any conversion, exercise, or exchange features, including:

- the periods during which conversion, exercise, or exchange, as applicable, may be elected;

- the conversion, exercise, or exchange price payable and the number of shares or amount of our preferred stock, depositary shares, common stock, or other debt securities, or debt or equity securities of a third party, that may be issued upon conversion, exercise, or exchange, and any adjustment provisions; and

- the procedures for electing conversion, exercise, or exchange, as applicable.

Exchange, Registration, and Transfer

Subject to the terms of the applicable indenture, debt securities of any series in certificated form may be exchanged at the option of the holder for other debt securities of the same series and of an equal aggregate principal amount and type in any authorized denominations.

Debt securities in certificated form may be presented for registration of transfer at the office of the security registrar or at the office of any transfer agent that we designate and maintain. The security registrar or the transfer agent will make the transfer or registration only if it is satisfied with the documents of title and identity of the person making the request. There will not be a service charge for any exchange or registration of transfer of debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with the exchange. Unless we specify otherwise in the applicable prospectus supplement, The Bank of New York, 101 Barclay Street, New York, New York 10286, will be the authenticating agent, registrar, and transfer agent for the debt securities issued under the respective indentures. We may change the security registrar or the transfer agent or approve a change in the location through which any security registrar or transfer agent acts at any time, except that we will be required to maintain a security registrar and transfer agent in each place of payment for each series of debt securities. At any time, we may designate additional transfer agents for any series of debt securities.

We will not be required to (1) issue, exchange, or register the transfer of any debt security of any series to be redeemed for a period of 15 days before those debt securities were selected for redemption, or (2) exchange or register the transfer of any debt security that was selected, called, or is being called for redemption, except the unredeemed portion of any debt security being redeemed in part.

For a discussion of restrictions on the exchange, registration, and transfer of book-entry securities, see "Registration and Settlement" below.

Subordination

Our subordinated debt securities are subordinated in right of payment to all of our "senior indebtedness." The Subordinated Indenture defines "senior indebtedness" as any indebtedness for money borrowed, including all of our indebtedness for borrowed and purchased money, all of our obligations arising from off-balance sheet guarantees and direct credit substitutes, and our obligations associated with derivative products such as interest and foreign exchange rate contracts and commodity contracts, that was outstanding on the date we executed the Subordinated Indenture, or was created, incurred, or assumed after that date, for which we are responsible or liable as obligor, guarantor, or otherwise, and all deferrals, renewals, extensions, and refundings of that indebtedness or obligations, other than the debt securities issued under the Subordinated Indenture or any other indebtedness that by its terms is subordinate in right of payment to any of our other indebtedness. Each prospectus supplement for a series of subordinated debt securities will indicate the aggregate amount of our senior indebtedness outstanding at that time and any limitation on the issuance of additional senior indebtedness.

If there is a default or event of default under any senior indebtedness that would allow acceleration of maturity of the senior indebtedness and that default or event of default is not remedied, and we and the trustee of the Subordinated Indenture receive notice of this default from the holders of at least 10% in principal amount of any kind or category of any senior indebtedness or if the trustee of the Subordinated Indenture receives notice from us, then we will not be able to make any principal, premium, interest, or other payments on the subordinated debt securities or repurchase our subordinated debt securities.

If any subordinated debt security is declared due and payable before the required date or upon a payment or distribution of our assets to creditors pursuant to a dissolution, winding up, liquidation, or reorganization, we are required to pay all principal, premium, interest, or other payments to holders of senior indebtedness before any holders of subordinated debt are paid. In addition, if any amounts previously were paid to the holders of subordinated debt or the trustee of the Subordinated Indenture, the holders of senior indebtedness will have first rights to the amounts previously paid.

Subject to the payment in full of all our senior indebtedness, the holders of our subordinated debt securities will be subrogated to the rights of the holders of our senior indebtedness to receive payments or distributions of our assets applicable to the senior indebtedness until our subordinated debt securities are paid in full. For purposes of this subrogation, the subordinated debt securities will be subrogated equally and ratably with all our other indebtedness that by its terms ranks on a parity with our subordinated debt securities and is entitled to like rights of subrogation.

Sale or Issuance of Capital Stock of Banks

The Senior Indenture prohibits the issuance, sale, or other disposition of capital stock, or securities convertible into or options, warrants, or rights to acquire capital stock, of any Principal Subsidiary Bank (as defined below) or of any subsidiary which owns shares of capital stock, or securities convertible into or options, warrants, or rights to acquire capital stock, of any Principal Subsidiary Bank, with the following exceptions:

- sales of directors' qualifying shares;

- sales or other dispositions for fair market value, if, after giving effect to the disposition and to conversion of any shares or securities convertible into capital stock of a Principal Subsidiary Bank, we would own at least 80% of each class of the capital stock of that Principal Subsidiary Bank;

- sales or other dispositions made in compliance with an order of a court or regulatory authority of competent jurisdiction;

- any sale by a Principal Subsidiary Bank of additional shares of its capital stock, securities convertible into shares of its capital stock, or options, warrants, or rights to subscribe for or purchase shares of its capital stock, to its stockholders at any price, so long as before that sale we owned, directly or indirectly, securities of the same class and immediately after the sale, we owned, directly or indirectly, at least as great a percentage of each class of securities of the Principal Subsidiary Bank as we owned before the sale of additional securities; and

- any issuance of shares of capital stock, or securities convertible into or options, warrants, or rights to subscribe for or purchase shares of capital stock, of a Principal Subsidiary Bank or any subsidiary which owns shares of capital stock, or securities convertible into or options, warrants, or rights to acquire capital stock, of any Principal Subsidiary Bank, to us or our wholly owned subsidiary.

A "Principal Subsidiary Bank" is defined in the Senior Indenture as any bank with total assets equal to more than 10% of our total consolidated assets. As of the date of this prospectus, Bank of America, N.A. is our only Principal Subsidiary Bank.

Limitation on Mergers and Sales of Assets

Each indenture generally permits a consolidation or merger between us and another entity. It also permits the sale or transfer by us of all or substantially all of our assets. These transactions are permitted if:

- the resulting or acquiring entity, if other than us, is organized and existing under the laws of the United States or any state or the District of Columbia and expressly assumes all of our obligations under that indenture; and

- immediately after the transaction, we (or any successor company) are not in default in the performance of any covenant or condition under that indenture.

Upon any consolidation, merger, sale, or transfer of this kind, the resulting or acquiring entity will be substituted for us in the applicable indenture with the same effect as if it had been an original party to that indenture. As a result, the successor entity may exercise our rights and powers under the indenture.

Waiver of Covenants

The holders of a majority in principal amount of the debt securities of all affected series then outstanding under the indenture may waive compliance with some of the covenants or conditions of that indenture.

Modification of the Indentures

We and the trustee may modify the applicable indenture and the rights of the holders of the debt securities with the consent of the holders of at least 66⅔% of the aggregate principal amount of all series of debt securities under that indenture affected by the modification. However, no modification may extend the fixed maturity of, reduce the principal amount or redemption premium of, or reduce the rate of, or extend the time of payment of, interest on, any debt security without the consent of each holder affected by the modification. No modification may reduce the percentage of debt securities that is required to consent to modification of an indenture without the consent of all holders of the debt securities outstanding under that indenture.

In addition, we and the trustee may execute supplemental indentures in some circumstances without the consent of any holders of outstanding debt securities.

For purposes of determining the aggregate principal amount of the debt securities outstanding at any time in connection with any request, demand, authorization, direction, notice, consent, or waiver under the applicable indenture, (1) the principal amount of any debt security issued with original issue discount is that amount that would be due and payable at that time upon an event of default, and (2) the principal amount of a debt security denominated in a foreign currency or currency unit is the U.S. dollar equivalent on the date of original issuance of the debt security.

Meetings and Action by Securityholders

The trustee may call a meeting in its discretion, or upon request by us or the holders of at least 10% in principal amount of a series of outstanding debt securities, by giving notice. If a meeting of holders is duly held, any resolution raised or decision taken in accordance with the indenture will be binding on all holders of debt securities of that series.

Defaults and Rights of Acceleration

The Senior Indenture defines an event of default for a series of senior debt securities as any one of the following events:

- our failure to pay principal or any premium when due on any securities of that series;

- our failure to pay interest on any securities of that series, within 30 calendar days after the interest becomes due;

- our breach of any of our other covenants contained in the senior debt securities of that series or in the Senior Indenture, that is not cured within 90 calendar days after written notice to us by the trustee of the Senior Indenture, or to us and the trustee of the Senior Indenture by the holders of at least 25% in principal amount of all senior debt securities then outstanding under the Senior Indenture and affected by the breach; and

- specified events involving our bankruptcy, insolvency, or liquidation.

The Subordinated Indenture defines an event of default only as our bankruptcy under U.S. federal bankruptcy laws.

If an event of default occurs and is continuing, either the trustee or the holders of 25% in principal amount of the debt securities outstanding under the applicable indenture (or, in the case of an event of default under the Senior Indenture with respect to a series of senior debt securities, the holders of 25% in principal amount of the outstanding debt securities of all series affected) may declare the principal amount, or, if the debt securities are issued with original issue discount, a specified portion of the principal amount, of all debt securities (or the debt securities of all series affected, as the case may be) to be due and payable immediately. The holders of a majority in principal amount of the debt securities then outstanding (or of the series affected, as the case may be), in some circumstances, may annul the declaration of acceleration and waive past defaults.

Payment of principal of the subordinated debt securities may not be accelerated in the case of a default in the payment of principal, any premium, interest, or any other amounts or the performance of any of our other covenants.

Collection of Indebtedness

If we fail to pay the principal of (or, under the Senior Indenture, any premium on) any debt securities, or if we are over 30 calendar days late on an interest payment on the debt securities, the applicable trustee can demand that we pay to it, for the benefit of the holders of those debt securities, the amount which is due and payable on those debt securities, including any interest incurred because of our failure to make that payment. If we fail to pay the required amount on demand, the trustee may take appropriate action, including instituting judicial proceedings against us.

In addition, a holder of a debt security also may file suit to enforce our obligation to make payment of principal, any premium, interest, or other amounts due on that debt security regardless of the actions taken by the trustee.

The holders of a majority in principal amount of each series of the debt securities then outstanding under an indenture may direct the time, method, and place of conducting any proceeding for any remedy available to the trustee under that indenture, but the trustee will be entitled to receive from the holders a reasonable indemnity against expenses and liabilities.

We are required periodically to file with the trustees a certificate stating that we are not in default under any of the terms of the indentures.

Payment of Additional Amounts

If we so specify in the applicable prospectus supplement, and subject to the exceptions and limitations set forth below, we will pay to the beneficial owner of any debt security that is a "non-U.S. person" additional amounts to ensure that every net payment on that debt security will not be less, due to the payment of U.S. withholding tax, than the amount then otherwise due and payable. For this purpose, a "net payment" on a debt security means a payment by us or any paying agent, including payment of principal and interest, after deduction for any present or future tax, assessment, or other governmental charge of the United States (other than a territory or possession). These additional amounts will constitute additional interest on the debt security. For this purpose, U.S. withholding tax means a withholding tax of the United States, other than a territory or possession.

However, notwithstanding our obligation, if so specified, to pay additional amounts, we will not be required to pay additional amounts in any of the circumstances described in items (1) through (13) below, unless we specify otherwise in the applicable prospectus supplement.

(1) Additional amounts will not be payable if a payment on a debt security is reduced as a result of any tax, assessment, or other governmental charge that is imposed or withheld solely by reason of the beneficial owner of the debt security:

- having a relationship with the United States as a citizen, resident, or otherwise;

- having had such a relationship in the past; or

- being considered as having had such a relationship.

(2) Additional amounts will not be payable if a payment on a debt security is reduced as a result of any tax, assessment, or other governmental charge that is imposed or withheld solely by reason of the beneficial owner of the debt security:

- being treated as present in or engaged in a trade or business in the United States;

- being treated as having been present in or engaged in a trade or business in the United States in the past;

- having or having had a permanent establishment in the United States; or

- having or having had a qualified business unit which has the U.S. dollar as its functional currency.

(3) Additional amounts will not be payable if a payment on a debt security is reduced as a result of any tax, assessment, or other governmental charge that is imposed or withheld solely by reason of the beneficial owner of the debt security being or having been a:

- personal holding company;

- foreign personal holding company;

- private foundation or other tax-exempt organization;

- passive foreign investment company;

- controlled foreign corporation; or

- corporation which has accumulated earnings to avoid U.S. federal income tax.

(4) Additional amounts will not be payable if a payment on a debt security is reduced as a result of any tax, assessment, or other governmental charge that is imposed or withheld solely by reason of the beneficial owner of the debt security owning or having owned, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote.

(5) Additional amounts will not be payable if a payment on a debt security is reduced as a result of any tax, assessment, or other governmental charge that is imposed or withheld solely by reason of the beneficial owner of the debt security being a bank extending credit under a loan agreement entered into in the ordinary course of business.

For purposes of items (1) through (5) above, "beneficial owner" includes, without limitation, a holder and a fiduciary, settlor, partner, member, shareholder, or beneficiary of the holder if the holder is an estate, trust, partnership, limited liability company, corporation, or other entity, or a person holding a power over an estate or trust administered by a fiduciary holder.

(6) Additional amounts will not be payable to any beneficial owner of a debt security that is:

- A fiduciary;

- A partnership;

- A limited liability company;

- Another fiscally transparent entity; or

- Not the sole beneficial owner of the debt security, or any portion of the debt security.

However, this exception to the obligation to pay additional amounts will apply only to the extent that a beneficiary or settlor in relation to the fiduciary, or a beneficial owner, partner, or member of the partnership, limited liability company, or other fiscally transparent entity, would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner, partner, or member received directly its beneficial or distributive share of the payment.

(7) Additional amounts will not be payable if a payment on a debt security is reduced as a result of any tax, assessment, or other governmental charge that is imposed or withheld solely by reason of the failure of the beneficial owner of the debt security or any other person to comply with applicable certification, identification, documentation, or other information reporting requirements. This exception to the obligation to pay additional amounts will apply only if compliance with such requirements is required as a precondition to exemption from such tax, assessment, or other governmental charge by statute or regulation of the United States or by an applicable income tax treaty to which the United States is a party.

(8) Additional amounts will not be payable if a payment on a debt security is reduced as a result of any tax, assessment, or other governmental charge that is collected or imposed by any method other than by withholding from a payment on a debt security by us or any paying agent.

(9) Additional amounts will not be payable if a payment on a debt security is reduced as a result of any tax, assessment, or other governmental charge that is imposed or withheld by reason of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later.

(10) Additional amounts will not be payable if a payment on a debt security is reduced as a result of any tax, assessment, or other governmental charge that is imposed or withheld by reason of the presentation by the beneficial owner of a debt security for payment more than 30 days after the date on which such payment becomes due or is duly provided for, whichever occurs later.

(11) Additional amounts will not be payable if a payment on a debt security is reduced as a result of any:

- estate tax;
- inheritance tax;
- gift tax;
- sales tax;
- excise tax;
- transfer tax;
- wealth tax;
- personal property tax; or
- any similar tax, assessment, or other governmental charge.

(12) Additional amounts will not be payable if a payment on a debt security is reduced as a result of any tax, assessment, or other governmental charge required to be withheld by any paying agent from a payment of principal or interest on the applicable security if such payment can be made without such withholding by any other paying agent.

(13) Additional amounts will not be payable if a payment on a debt security is reduced as a result of any combination of items (1) through (12) above.

Except as specifically provided in this section, we will not be required to make any payment of any tax, assessment, or other governmental charge imposed by any government, political subdivision, or taxing authority of that government.

For purposes of determining whether the payment of additional amounts is required, the term "U.S. person" means any individual who is a citizen or resident of the United States; any corporation, partnership, or other entity created or organized in or under the laws of the United States; any estate if the income of such estate falls within the federal income tax jurisdiction of the United States regardless of the source of that income; and any trust if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust. Additionally, for this purpose, "non-U.S. person" means a person who is not a U.S. person, and "United States" means the United States of America, including each state of the United States and the District of Columbia, its territories, its possessions, and other areas within its jurisdiction.

Redemption for Tax Reasons

If we so specify in the applicable prospectus supplement, we may redeem the debt securities in whole, but not in part, at any time before maturity, after giving not less than 30 nor more than 60 calendar days' notice to the trustee under the applicable indenture and to the holders of the debt securities, if we have or will become obligated to pay additional amounts, as described above under "—Payment of Additional Amounts," as a result of any change in, or amendment to, the laws or regulations of the United States or any political subdivision or any authority of the United States having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the date of the applicable prospectus supplement for the issuance of those debt securities.

Before we publish any notice of redemption for tax reasons, we will deliver to the trustee under the indenture a certificate signed by our chief financial officer or a senior vice president stating that we are entitled to redeem the debt securities and that the conditions precedent to redemption have occurred.

Unless we specify otherwise in the applicable prospectus supplement, any debt securities redeemed for tax reasons will be redeemed at 100% of their principal amount together with interest accrued up to, but excluding, the redemption date.

Defeasance and Covenant Defeasance

If we so specify in the applicable prospectus supplement, the provisions for full defeasance and covenant defeasance described below will apply to the debt securities if certain conditions are satisfied.

Full Defeasance. If there is a change in the U.S. federal tax law, as described below, we can legally release ourselves from all payment and other obligations on any debt securities. This is called full defeasance. For us to do so, each of the following must occur:

- We must deposit in trust for the benefit of the holders of those debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal, and any other payments on those debt securities at their due dates;

- There must be a change in current U.S. federal tax law or an Internal Revenue Service ruling that lets us make the above deposit without causing the holders to be taxed on the debt securities any differently than if we did not make the deposit and repaid the debt securities ourselves. Under current U.S. federal tax law, the deposit and our legal release from your debt security would be treated as though we took back your debt security and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on your debt security; and

- We must deliver to the trustee under the indenture a legal opinion of our counsel confirming the tax law treatment described above.

If we ever fully defeased your debt security, you would have to rely solely on the trust deposit for payments on your debt security. You would not be able to look to us for payment in the event of any shortfall.

Covenant Defeasance. Under current U.S. federal tax law, we can make the same type of deposit described above and be released from any restrictive covenants relating to your debt security. This is called covenant defeasance. In that event, you would lose the protection of those restrictive covenants. In order to achieve covenant defeasance for the debt securities, we must do both of the following:

- We must deposit in trust for the benefit of the holders of those debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal, and any other payments on those debt securities on their due dates; and

- We must deliver to the trustee under the indenture a legal opinion of our counsel confirming that under current U.S. federal income tax law we may make the above deposit without causing the holders to be taxed on the debt securities any differently than if we did not make the deposit and repaid the debt securities ourselves.

If we achieve covenant defeasance with respect to your debt security, you can still look to us for repayment of your debt security in the event of any shortfall in the trust deposit. You should note, however, that if one of the remaining events of default occurred, such as our bankruptcy, and your debt security became immediately due and payable, there may be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

Notices

We will provide the holders with any required notices by first-class mail to the addresses of the holders as they appear in the security register. So long as a depository is the record holder of a series of debt securities with respect to which a notice is given, we will deliver the notice only to that depository.

Concerning the Trustees

We and certain of our affiliates have from time to time maintained deposit accounts and conducted other banking transactions with The Bank of New York and its affiliates in the ordinary course of business. We expect to continue these business transactions. The Bank of New York also serves as trustee for a number of series of our outstanding indebtedness under other indentures.

Governing Law

The indentures and the debt securities will be governed by New York law.

DESCRIPTION OF WARRANTS

General

We may issue warrants that are either debt warrants or universal warrants. We may offer warrants separately or as part of a unit, as described below under the heading "Description of Units."

We may issue warrants in any amounts or in as many distinct series as we determine. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent to be designated in the applicable prospectus supplement. When we refer to a series of warrants, we mean all warrants issued as part of the same series under the applicable warrant agreement.

This section describes some of the general terms and provisions of the warrants. We will describe the specific terms of a series of warrants and the applicable warrant agreement in the applicable prospectus supplement. The following description and any description of the warrants in the applicable prospectus supplement may not be complete and is subject to and qualified in its entirety by reference to the terms and provisions of the applicable warrant agreement. A form of the warrant agreement reflecting the particular terms and provisions of a series of offered warrants will be filed with the SEC in connection with the offering and incorporated by reference in the registration statement and this prospectus. See "Where You Can Find More Information" below for information on how to obtain copies of any warrant agreements.

Description of Debt Warrants

Debt warrants are rights for the purchase of debt securities. If debt warrants are offered, the prospectus supplement will describe the terms of the debt warrants and the warrant agreement relating to the debt warrants, including the following:

- the offering price;
- the designation, aggregate stated principal amount, and terms of the debt securities purchasable upon exercise of the debt warrants;
- the currency, currency unit, or composite currency in which the price for the debt warrants is payable;
- if applicable, the designation and terms of the debt securities with which the debt warrants are issued, and the number of debt warrants issued with each security;
- if applicable, the date on and after which the debt warrants and the related debt securities will be separately transferable;
- the principal amount of debt securities purchasable upon exercise of a debt warrant and the price at which, and the currency, currency units, or composite currency based on or relating to currencies in which, the principal amount of debt securities may be purchased upon exercise;
- the dates the right to exercise the debt warrants will commence and expire and, if the debt warrants are not continuously exercisable, any dates on which the debt warrants are not exercisable;
- any circumstances that will cause the debt warrants to be deemed to be automatically exercised;
- if applicable, a discussion of the U.S. federal income tax consequences;

- whether the debt warrants or related securities will be listed on any securities exchange;

- whether the debt warrants will be issued in global or certificated form;

- the name of the warrant agent;

- a description of the terms of any warrant agreement to be entered into between us and a bank or trust company, as warrant agent, governing the debt warrants; and

- any other terms of the debt warrants which are permitted under the warrant agreement.

Description of Universal Warrants

Universal warrants are rights for the purchase or sale of, or whose cash value is determined by reference to the performance, level, or value of, one or more of the following:

- securities of one or more issuers, including our common or preferred stock or other securities described in this prospectus, or the debt or equity securities of third parties;

- one or more currencies, currency units, or composite currencies;

- one or more commodities;

- any other financial, economic, or other measure or instrument, including the occurrence or non-occurrence of any event or circumstance; and

- one or more indices or baskets of the items described above.

We refer to each type of property described above as "warrant property."

We may satisfy our obligations, if any, and the holder of a universal warrant may satisfy its obligations, if any, with respect to any universal warrants by delivering:

- the warrant property;

- the cash value of the warrant property; or

- the cash value of the warrants determined by reference to the performance, level, or value of the warrant property.

The applicable prospectus supplement will describe what we may deliver to satisfy our obligations, if any, and what the holder of a universal warrant may deliver to satisfy its obligations, if any, with respect to any universal warrants.

If universal warrants are offered, the applicable prospectus supplement will describe the terms of the universal warrants and the warrant agreement, including the following:

- the offering price;

- the title and aggregate number of the universal warrants;

- the nature and amount of the warrant property that the universal warrants represent the right to buy or sell;

- whether the universal warrants are put warrants or call warrants, including in either case whether the warrants may be settled by means of net cash settlement or cashless exercise;

- the price at which the warrant property may be purchased or sold, the currency, and the procedures and conditions relating to exercise;

- whether the exercise price of the universal warrant may be paid in cash or by exchange of the warrant property or both, the method of exercising the universal warrants, and whether settlement will occur on a net basis or a gross basis;

- the dates on which the right to exercise the universal warrants will commence and expire;

- if applicable, a discussion of the U.S. federal income tax consequences;

- whether the universal warrants or underlying securities will be listed on any securities exchange;

- whether the universal warrants will be issued in global or certificated form;

- the name of the warrant agent;

- a description of the terms of any warrant agreement to be entered into between us and a bank or trust company, as warrant agent, governing the universal warrants; and

- any other terms of the universal warrants which are permitted under the warrant agreement.

Modification

We and the warrant agent may amend the terms of any warrant agreement and the warrants without the consent of the holders of the warrants to cure any ambiguity, to correct any inconsistent provision, or in any other manner we deem necessary or desirable and which will not affect adversely the interests of the holders. In addition, we may amend the warrant agreement and the terms of the warrants with the consent of the holders of a majority of the outstanding unexercised warrants affected. However, any modification to the warrants cannot change the exercise price, reduce the amounts receivable upon exercise, cancellation, or expiration, shorten the time period during which the warrants may be exercised, or otherwise materially and adversely affect the rights of the holders of the warrants or reduce the percentage of outstanding warrants required to modify or amend the warrant agreement or the terms of the warrants, without the consent of the affected holders.

Enforceability of Rights of Warrantholders; No Trust Indenture Act Protection

The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency or trust with the holders of the warrants. Any record holder or beneficial owner of a warrant, without anyone else's consent, may enforce by appropriate legal action, on his or her own behalf, his or her right to exercise the warrant in accordance with its terms. A holder of a warrant will not be entitled to any of the rights of a holder of the debt securities or other securities or warrant property purchasable upon the exercise of the warrant, including any right to receive payments on those securities or warrant property or to enforce any covenants or rights in the relevant indenture or any other agreement, before exercising the warrant.

No warrant agreement will be qualified as an indenture, and no warrant agent will be required to qualify as a trustee, under the Trust Indenture Act of 1939. Therefore, holders of warrants issued under a warrant agreement will not have the protection of the Trust Indenture Act of 1939 with respect to their warrants.

Unsecured Obligations

Any warrants we issue will be our unsecured contractual obligations. Claims of holders of our warrants generally will have a junior position to claims of creditors of our subsidiaries including, in the case of our banking subsidiaries, their depositors.

DESCRIPTION OF PURCHASE CONTRACTS

General

We may issue purchase contracts in any amounts and in as many distinct series as we determine. We may offer purchase contracts separately or as part of a unit, as described below under the heading "Description of Units." When we refer to a series of purchase contracts, we mean all purchase contracts issued as part of the same series under the applicable purchase contract.

This section describes some of the general terms and provisions applicable to all purchase contracts. We will describe the specific terms of a series of purchase contracts in the applicable prospectus supplement. The following description and any description of the purchase contracts in the applicable prospectus supplement may not be complete and is subject to and qualified in its entirety by reference to the terms and provisions of the applicable purchase contract. A form of the purchase contract reflecting the particular terms and provisions of a series of offered purchase contracts will be filed with the SEC in connection with the offering and incorporated by reference in the registration statement and this prospectus. See "Where You Can Find More Information" below for information on how to obtain copies of any purchase contracts.

Purchase Contract Property

We may issue purchase contracts for the purchase or sale of, or whose cash value is determined by reference or linked to the performance, level, or value of, one or more of the following:

- securities of one or more issuers, including our common or preferred stock, other securities described in this prospectus, or the debt or equity securities of third parties;

- one or more currencies, currency units, or composite currencies;

- one or more commodities;

- any other financial, economic, or other measure or instrument, including the occurrence or non-occurrence of any event or circumstance; and

- one or more indices or baskets of the items described above.

We refer to each type of property described above as a "purchase contract property."

Each purchase contract will obligate:

- the holder to purchase or sell, and us to sell or purchase, on specified dates, one or more purchase contract properties at a specified price or prices; or

- the holder or us to settle the purchase contract with a cash payment determined by reference to the value, performance, or level of one or more purchase contract properties, on specified dates and at a specified price or prices.

No holder of a purchase contract will, as such, have any rights of a holder of the purchase contract property purchasable under or referenced in the contract, including any rights to receive payments on that property.

Information in Prospectus Supplement

If we offer purchase contracts, the applicable prospectus supplement will describe the terms of the purchase contracts, including the following:

- the purchase date or dates;

- if other than U.S. dollars, the currency or currency unit in which payment will be made;

- the specific designation and aggregate number of, and the price at which we will issue, the purchase contracts;

- whether the purchase contract obligates the holder to purchase or sell, or both purchase and sell, one or more purchase contract properties, and the nature and amount of each of those properties, or the method of determining those amounts;

- the purchase contract property or cash value, and the amount or method for determining the amount of purchase contract property or cash value, deliverable under each purchase contract;

- whether the purchase contract is to be prepaid or not and the governing document for the contract;

- the price at which the purchase contract is settled, and whether the purchase contract is to be settled by delivery of, or by reference or linkage to the value, performance, or level of, the purchase contract properties;

- any acceleration, cancellation, termination, or other provisions relating to the settlement of the purchase contract;

- if the purchase contract property is an index, the method of providing for a substitute index or indices or otherwise determining the amount payable;

- if the purchase contract property is an index or a basket of securities, a description of the index or basket of securities;

- whether, following the occurrence of a market disruption event or force majeure event (as defined in the applicable prospectus supplement), the settlement delivery obligation or cash settlement value of a purchase contract will be determined on a different basis than under normal circumstances;

- whether the purchase contract will be issued as part of a unit and, if so, the other securities comprising the unit and whether any unit securities will be subject to a security interest in our favor as described below;

- if applicable, a discussion of the U.S. federal income tax consequences;

- the identities of any depositories and any paying, transfer, calculation, or other agents for the purchase contracts;

- whether the purchase contract will be issued in global or certificated form;

- any securities exchange or quotation system on which the purchase contracts or any securities deliverable in settlement of the purchase contracts may be listed; and

- any other terms of the purchase contracts and any terms required by or advisable under applicable laws and regulations.

Prepaid Purchase Contracts; Applicability of Indenture

Purchase contracts may require holders to satisfy their obligations under the purchase contracts at the time they are issued. We refer to these contracts as "prepaid purchase contracts."

In certain circumstances, our obligation to settle a prepaid purchase contract on the relevant settlement date may constitute our senior debt securities or our subordinated debt securities. Accordingly, prepaid purchase contracts may be issued under the Senior Indenture or the Subordinated Indenture, which are described above under the heading "Description of Debt Securities."

Non-Prepaid Purchase Contracts; No Trust Indenture Act Protection

Some purchase contracts do not require holders to satisfy their obligations under the purchase contracts until settlement. We refer to these contracts as "non-prepaid purchase contracts." The holder of a non-prepaid purchase contract may remain obligated to perform under the contract for a substantial period of time.

Non-prepaid purchase contracts will be issued under a unit agreement, if they are issued in units, or under some other document, if they are not. We describe unit agreements generally under the heading "Description of Units" below. We will describe the particular governing document that applies to your non-prepaid purchase contracts in the applicable prospectus supplement.

Non-prepaid purchase contracts will not be our senior debt securities or subordinated debt securities and will not be issued under one of our indentures, unless we specify otherwise in the applicable prospectus supplement. Consequently, no governing documents for non-prepaid purchase contracts will be qualified as indentures, and no third party will be required to qualify as a trustee with regard to those contracts, under the Trust Indenture Act of 1939. Therefore, holders of non-prepaid purchase contracts will not have the protection of the Trust Indenture Act of 1939.

Pledge by Holders to Secure Performance

If we so specify in the applicable prospectus supplement, the holder's obligations under the purchase contract and governing document will be secured by collateral. In that case, the holder, acting through the unit agent as its attorney-in-fact, if applicable, will pledge the items described below to a collateral agent that we will identify in the applicable prospectus supplement, which will hold them, for our benefit, as collateral to secure the holder's obligations. We refer to this as the "pledge" and all the items described below as the "pledged items." Unless we specify otherwise in the applicable prospectus supplement, the pledge will create a security interest in the holder's entire interest in and to:

- any other securities included in the unit, if the purchase contract is part of a unit, and/or any other property specified in the applicable prospectus supplement;
- all additions to and substitutions for the pledged items;
- all income, proceeds, and collections received in respect of the pledged items; and
- all powers and rights owned or acquired later with respect to the pledged items.

The collateral agent will forward all payments and proceeds from the pledged items to us, unless the payments and proceeds have been released from the pledge in accordance with the purchase contract and the governing document. We will use the payments and proceeds from the pledged items to satisfy the holder's obligations under the purchase contract.

Settlement of Purchase Contracts That Are Part of Units

Unless we specify otherwise in the applicable prospectus supplement, where purchase contracts issued together with debt securities as part of a unit require the holders to buy purchase contract property, the unit agent may apply principal payments from the debt securities in satisfaction of the holders' obligations under the related purchase contract as specified in the applicable prospectus supplement. The unit agent will not so apply the principal payments if the holder has delivered cash to meet its obligations under the purchase contract. If the holder is permitted to settle its obligations by cash payment, the holder may be permitted to do so by delivering the debt securities in the unit to the unit agent as provided in the governing document. If the holder settles its obligations in cash rather than be delivering the debt security that is part of the unit, that debt security will remain outstanding, if the maturity extends beyond the relevant settlement date and, as more fully described in the applicable prospectus supplement, the holder will receive that debt security or an interest in the relevant global debt security.

Book-entry and other indirect owners should consult their banks or brokers for information on how to settle their purchase contracts.

Failure of Holder to Perform Obligations

If the holder fails to settle its obligations under a non-prepaid purchase contract as required, the holder will not receive the purchase contract property or other consideration to be delivered at settlement. Holders that fail to make timely settlement also may be obligated to pay interest or other amounts.

Unsecured Obligations

The purchase contracts are our unsecured contractual obligations. Claims of holders of our purchase contracts generally will have a junior position to claims of creditors of our subsidiaries including, in the case of our banking subsidiaries, their depositors.

DESCRIPTION OF UNITS

General

We may issue units from time to time in such amounts and in as many distinct series as we determine.

We will issue each series of units under a unit agreement to be entered into between us and a unit agent to be designated in the applicable prospectus supplement. When we refer to a series of units, we mean all units issued as part of the same series under the applicable unit agreement.

This section describes some of the general terms and provisions applicable to all the units. We will describe the specific terms of a series of units and the applicable unit agreement in the applicable prospectus supplement. The following description and any description of the units in the applicable prospectus supplement may not be complete and is subject to and qualified in its entirety by reference to the terms and provisions of the applicable unit agreement. A form of the unit agreement reflecting the particular terms and provisions of a series of offered units will be filed with the SEC in connection with the offering and incorporated by reference in the registration statement and this prospectus. See "Where You Can Find More Information" below for information on how to obtain copies of any unit agreements.

We may issue units consisting of any combination of two or more securities described in this prospectus or securities of third parties, in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

If units are offered, the applicable prospectus supplement will describe the terms of the units, including the following:

- the designation and aggregate number of, and the price at which we will issue, the units;

- the terms of the units and of the securities comprising the units, including whether and under what circumstances the securities comprising the units may or may not be held or transferred separately;

- the name of the unit agent;

- a description of the terms of any unit agreement to be entered into between us and a bank or trust company, as unit agent, governing the units;

- if applicable, a discussion of the U.S. federal income tax consequences;

- whether the units will be listed on any securities exchange; and

- a description of the provisions for the payment, settlement, transfer, or exchange of the units.

Unit Agreements: Prepaid, Non-Prepaid, and Other

If a unit includes one or more purchase contracts, and all those purchase contracts are prepaid purchase contracts, we will issue the unit under a "prepaid unit agreement." Prepaid unit agreements will reflect the fact that the holders of the related units have no further obligations under the purchase contracts included in their units. If a unit includes one or more non-prepaid purchase contracts, we will issue the unit under a "non-prepaid unit agreement." Non-prepaid unit agreements will reflect the fact that the holders have payment or other obligations under one or more of the purchase contracts comprising their units. We may also issue units under other kinds of unit agreements, which will be described in the applicable prospectus supplement, if applicable.

Each holder of units issued under a non-prepaid unit agreement will:

- be bound by the terms of each non-prepaid purchase contract included in the holder's units and by the terms of the unit agreement with respect to those contracts; and

- appoint the unit agent as its authorized agent to execute, deliver, and perform on the holder's behalf each non-prepaid purchase contract included in the holder's units.

Any unit agreement for a unit that includes a non-prepaid purchase contract also will include provisions regarding the holder's pledge of collateral and special settlement provisions. These are described above under the heading "Description of Purchase Contracts."

A unit agreement also may serve as the governing document for a security included in a unit. For example, a non-prepaid purchase contract that is part of a unit may be issued under and governed by the relevant unit agreement.

Modification

We and the unit agent may amend the terms of any unit agreement and the units without the consent of the holders to cure any ambiguity, to correct any inconsistent provision, or in any other manner we deem necessary or desirable and which will not affect adversely the interests of the holders. In addition, we may amend the unit agreement and the terms of the units with the consent of the holders of a majority of the outstanding unexpired units affected. However, any modification to the units that materially and adversely affects the rights of the holders of the units, or reduces the percentage of outstanding units required to modify or amend the unit agreement or the terms of the units, requires the consent of the affected holders.

Enforceability of Rights of Unitholders; No Trust Indenture Act Protection

The unit agent will act solely as our agent and will not assume any obligation or relationship of agency or trust with the holders of the units. Except as described below, any record holder of a unit, without anyone else's consent, may enforce his or her rights as holder under any security included in the unit, in accordance with the terms of the included security and the indenture, warrant agreement, unit agreement, or purchase contract under which that security is issued. We describe these terms in other sections of this prospectus relating to debt securities, warrants, and purchase contracts.

Notwithstanding the foregoing, a unit agreement may limit or otherwise affect the ability of a holder of units issued under that agreement to enforce his or her rights, including any right to bring legal action, with respect to those units or any included securities, other than debt securities. We will describe any limitations of this kind in the applicable prospectus supplement.

No unit agreement will be qualified as an indenture, and no unit agent will be required to qualify as a trustee under the Trust Indenture Act of 1939. Therefore, holders of units issued under a unit agreement will not have the protection of the Trust Indenture Act of 1939 with respect to their units.

Unsecured Obligations

The units are our unsecured contractual obligations. Claims of holders of our units generally will have a junior position to claims of creditors of our subsidiaries including, in the case of our banking subsidiaries, their depositors.

DESCRIPTION OF PREFERRED STOCK

General

Under our Amended and Restated Certificate of Incorporation, we have authority to issue 100,000,000 shares of preferred stock, par value $.01 per share. We may issued preferred stock in one or more series, each with the preferences, designations, limitations, conversion rights, and other rights as we may determine. We have authorized and issued:

(a) 35,045 shares of 7% Cumulative Redeemable Preferred Stock, Series B (the "Series B Preferred Stock"), 7,739 shares of which were issued and outstanding at March 31, 2006;

(b) 690,000 shares of 6.75% Perpetual Preferred Stock (the "6.75% Perpetual Preferred Stock"), 382,450 shares of which were issued and outstanding at March 31, 2006; and

(c) 805,000 shares of Fixed/Adjustable Rate Cumulative Preferred Stock (the "Fixed/Adjustable Rate Cumulative Preferred Stock"), 700,000 shares of which were issued and outstanding at March 31, 2006.

The Preferred Stock

General. Any preferred stock sold under this prospectus will have the general dividend, voting, and liquidation preference rights stated below unless we specify otherwise in the applicable prospectus supplement. The applicable prospectus supplement for a series of preferred stock will describe the specific terms of those shares, including, where applicable:

- the title and stated value of the preferred stock;

- the aggregate number of shares of preferred stock offered;

- the offering price or prices of the preferred stock;

- the dividend rate or rates or method of calculation, the dividend period, and the dates dividends will be payable;

- whether dividends are cumulative or noncumulative, and, if cumulative, the date the dividends will begin to cumulate;

- the dividend and liquidation preference rights of the preferred stock relative to any existing or future series of our preferred stock;

- the dates the preferred stock become subject to redemption at our option, and any redemption terms;

- any redemption or sinking fund provisions;

- whether the preferred stock will be issued in other than book-entry form;

- whether the preferred stock will be listed on any securities exchange;

- any rights on the part of the stockholder or us to convert the preferred stock into shares of our common stock or any other security; and

- any additional voting, liquidation, preemptive, and other rights, preferences, privileges, limitations, and restrictions.

Dividends. The holders of our preferred stock will be entitled to receive when, as, and if declared by our board of directors, cash dividends at those rates as will be fixed by our board of directors, subject to the terms of our Amended and Restated Certificate of Incorporation. All dividends will be paid out of funds that are legally available for this purpose. Unless we specify otherwise in the applicable prospectus supplement, whenever dividends on any non-voting preferred stock are in arrears for six quarterly dividend periods (whether or not consecutive), holders of the non-voting preferred stock will have the right to elect two additional directors to serve on our board of directors, and these two additional directors will continue to serve until the dividend arrearage is eliminated.

Voting. The holders of our preferred stock will have no voting rights except:

- each share of Series B Preferred Stock is entitled to one vote per share;

- as required by applicable law; or

- as specifically approved by us for that particular series.

Liquidation Preference. In the event of our voluntary or involuntary dissolution, liquidation, or winding up, the holders of any series of our preferred stock will be entitled to receive, after distributions to holders of any series or class of our capital stock ranking superior, an amount equal to the stated or liquidation value of the shares of the series plus an amount equal to accrued and unpaid dividends. If the assets and funds to be distributed among the holders of our preferred stock will be insufficient to permit full payment to the holders, then the holders of our preferred stock will share ratably in any distribution of our assets in proportion to the amounts that they otherwise would receive on their shares of our preferred stock if the shares were paid in full.

Authorized Classes of Preferred Stock

The following summary of our Series B Preferred Stock, 6.75% Perpetual Preferred Stock, and Fixed/Adjustable Rate Cumulative Preferred Stock is qualified in its entirety by reference to the description of these securities contained in our Certificate of Incorporation and the respective certificate of designation for each series.

Series B Preferred Stock

Preferential Rights. The Series B Preferred Stock ranks senior to our common stock and ranks equally with our 6.75% Perpetual Preferred Stock and Fixed/Adjustable Rate Cumulative Preferred Stock as to dividends and distributions on liquidation. Series B Preferred Stock is not convertible into or exchangeable for any shares of our common stock or any other class of capital stock. We may issue stock with preferences superior or equal to the Series B Preferred Stock without the consent of the holders of the Series B Preferred Stock.

Dividends. Holders of shares of Series B Preferred Stock are entitled to receive, when and as declared by our board of directors, cumulative cash dividends at an annual dividend rate per share of 7.00% of the stated value per share of Series B Preferred Stock. The stated value per share of the Series B Preferred Stock is $100. Dividends are payable quarterly. We cannot declare or pay cash dividends on any shares of our common stock unless full cumulative dividends on the Series B Preferred Stock have been paid or declared and funds sufficient for the payment have been set apart.

Voting Rights. Each share of Series B Preferred Stock has equal voting rights, share for share, with each share of our common stock.

Distributions. In the event of our voluntary or involuntary dissolution, liquidation, or winding up, the holders of the Series B Preferred Stock are entitled to receive, after payment of the full liquidation preference on shares of any class of our preferred stock ranking superior to the Series B Preferred Stock, but before any distribution on shares of our common stock, liquidating dividends of $100 per share plus accumulated dividends.

Redemption. Shares of Series B Preferred Stock are redeemable, in whole or in part, at the option of the holders, at the redemption price of $100 per share plus accumulated dividends, provided that (1) full cumulative dividends have been paid, or declared, and funds sufficient for payment set apart, upon any class or series of our preferred stock ranking superior to the Series B Preferred Stock; and (2) we are not then in default or in arrears on any sinking fund or analogous fund or call for tenders obligation or agreement for the purchase of any class or series of our preferred stock ranking superior to the Series B Preferred Stock.

6.75% Perpetual Preferred Stock

Preferential Rights. The 6.75% Perpetual Preferred Stock ranks senior to our common stock and ranks equally with our Series B Preferred Stock and Fixed/Adjustable Rate Cumulative Preferred Stock as to dividends and distributions on liquidation.

Dividends. Holders of shares of 6.75% Perpetual Preferred Stock are entitled to receive dividends at the rate of 6.75% per annum, payable quarterly, before we may declare or pay any dividend on our common stock or our junior preferred stock. The dividends on the 6.75% Perpetual Preferred Stock are cumulative. If the Internal Revenue Code of 1986, as amended, referred to as the "Internal Revenue Code," is amended to reduce the percentage of the dividend payable on preferred stock that may be deducted by corporate stockholders (the "Dividends Received Deduction"), which currently is 70%, we will increase the amount of dividends payable on the 6.75% Perpetual Preferred Stock for dividend payments made on or after the date of enactment of that amendment.

Voting Rights. Holders of the 6.75% Perpetual Preferred Stock have no voting rights, except as required by law and to the extent the consent of the holders of the 6.75% Perpetual Preferred Stock at the time outstanding is necessary to authorize, effect, or validate any amendment, alteration, or repeal of any provision of our Amended and Restated Certificate of Incorporation or to create any series of stock with dividend rights or liquidation preferences ranking greater than the 6.75% Perpetual Preferred Stock. If any quarterly dividend payable on the 6.75% Perpetual Preferred Stock is in arrears for six full quarterly dividend periods or more, the holders of the 6.75% Perpetual Preferred Stock will be entitled to vote together as a group, to the exclusion of the holders of any other series of preferred stock or our common stock, at our next annual meeting of stockholders for the election of directors and at each subsequent meeting of stockholders for the election of directors, until all dividends in arrears have been paid or declared and set apart for payment, for two directors. Each director elected by the holders of the 6.75% Perpetual Preferred Stock shall continue to serve as a director until the dividend arrearage is eliminated.

Distributions. In the event of our voluntary or involuntary dissolution, liquidation, or winding up, holders of the 6.75% Perpetual Preferred Stock are entitled to receive out of assets available for distribution to stockholders an amount equal to $250 per share plus an amount equal to accrued and unpaid dividends up to and including the date of distribution, and no more, before any distribution will be made to the holders of any class of our stock ranking junior to the 6.75% Perpetual Preferred Stock as to the distribution of assets. In determining whether payment of a distribution must be made to the holders of the 6.75% Perpetual Preferred Stock, any merger, consolidation, or purchase or sale of assets by us will not be deemed a dissolution, liquidation, or winding up of such affairs. Shares of 6.75% Perpetual Preferred Stock are not subject to a sinking fund.

Redemption. We may redeem the 6.75% Perpetual Preferred Stock, in whole or in part, at our option, on and after April 15, 2006, at $250 per share, plus accrued and unpaid dividends, if any.

So long as any shares of 6.75% Perpetual Preferred Stock are outstanding, we may not redeem any shares of our common stock or any other class of our preferred stock ranking junior to or on a parity with the 6.75% Perpetual Preferred Stock, unless we have paid full cumulative dividends on all outstanding shares of the 6.75% Perpetual Preferred Stock for all past dividend payment periods. Further, if any dividends on the 6.75% Perpetual Preferred Stock are in arrears, we may not redeem any shares of the 6.75% Perpetual Preferred Stock, unless we simultaneously redeem all outstanding shares of the 6.75% Perpetual Preferred Stock, except pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of the 6.75% Perpetual Preferred Stock.

Fixed/Adjustable Rate Cumulative Preferred Stock

Preferential Rights. The Fixed/Adjustable Rate Cumulative Preferred Stock ranks senior to our common stock and ranks equally with our Series B Preferred Stock and 6.75% Perpetual Preferred Stock as to dividends and distributions on liquidation.

Dividends. Holders of shares of the Fixed/Adjustable Rate Cumulative Preferred Stock are entitled to receive dividends at a rate per annum equal to 0.50% plus the highest of the Treasury Bill Rate, the Ten Year Constant Maturity Rate, and the Thirty Year Constant Maturity Rate, as each term is defined in the certificate of designation establishing the Fixed/Adjustable Rate Cumulative Preferred Stock, computed on the basis of the issue price of the Fixed/Adjustable Rate Cumulative Preferred Stock of $250 per share, payable quarterly out of the funds legally available for the payment of dividends, before we may declare or pay any dividend on our common stock or junior preferred stock. The applicable rate per annum for any dividend period beginning on or after April 1, 2006 will not be less than 7.00% nor greater than 13.00%.

The dividends on the Fixed/Adjustable Rate Cumulative Preferred Stock are cumulative. If the Internal Revenue Code is amended to reduce the Dividends Received Deduction, we will increase the amount of dividends that will be payable on the Fixed/Adjustable Rate Cumulative Preferred Stock for dividend payments made on or after the date of enactment of that amendment.

Voting Rights. Holders of the Fixed/Adjustable Rate Cumulative Preferred Stock have no voting rights, except as required by law and to the extent the consent of the holders of the Fixed/ Adjustable Rate Cumulative Preferred Stock at the time outstanding is necessary to authorize, effect, or validate any amendment, alteration, or repeal of any provision of our Amended and Restated Certificate of Incorporation or to create any series of stock with dividend rights or liquidation preferences ranking greater than the Fixed/Adjustable Rate Cumulative Preferred Stock. If any quarterly dividend payable on the Fixed/Adjustable Rate Cumulative Preferred Stock is in arrears for six full quarterly dividend periods or more, the holders of the Fixed/ Adjustable Rate Cumulative Preferred Stock will be entitled to vote together as a group, to the exclusion of the holders of any other preferred stock or our common stock, at our next annual meeting of stockholders for the election of directors and at each subsequent meeting of stockholders for the election of directors, until all dividends in arrears have been paid or declared and set apart for payment, for two directors. Each director elected by the holders of the Fixed/ Adjustable Rate Cumulative Preferred Stock shall continue to serve as a director until the dividend arrearage is eliminated.

Distributions. In the event of our voluntary or involuntary dissolution, liquidation, or winding up, holders of the Fixed/Adjustable Rate Cumulative Preferred Stock are entitled to receive out of assets available for distribution to stockholders an amount equal to $250 per share plus an amount equal to accrued and unpaid dividends up to and including the date of distribution, and no more, before any distribution will be made to the holders of any class of our stock ranking junior to the Fixed/Adjustable Rate Cumulative Preferred Stock as to the distribution of assets. In determining whether payment of a distribution must be made to the holders of the Fixed/ Adjustable Rate Cumulative Preferred Stock, any merger, consolidation, or purchase or sale of assets by us will not be deemed a dissolution, liquidation, or winding up of such affairs. Shares of Fixed/Adjustable Rate Cumulative Preferred Stock are not subject to a sinking fund.

Redemption. We may redeem the Fixed/Adjustable Rate Cumulative Preferred Stock, in whole or in part, at our option, on and after April 1, 2006, at $250 per share, plus accrued and unpaid dividends, if any.

So long as any shares of Fixed/Adjustable Rate Cumulative Preferred Stock are outstanding, we may not redeem any shares of Fixed/Adjustable Rate Cumulative Preferred Stock, our common stock, or any other class of our preferred stock ranking junior to or on a parity with the Fixed/ Adjustable Rate Cumulative Preferred Stock, unless we have paid full cumulative dividends on all outstanding shares of Fixed/Adjustable Rate Cumulative Preferred Stock for all past dividend payment periods. Further, if any dividends on the Fixed/Adjustable Rate Cumulative Preferred

Stock are in arrears, we may not redeem any shares of Fixed/Adjustable Rate Cumulative Preferred Stock, unless we simultaneously redeem all outstanding shares of Fixed/Adjustable Rate Cumulative Preferred Stock, except pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Fixed/Adjustable Rate Cumulative Preferred Stock.

DESCRIPTION OF DEPOSITARY SHARES

General

We may offer depositary receipts evidencing depositary shares, each of which will represent a fractional interest in shares of preferred stock, rather than full shares of these securities. We will deposit shares of preferred stock of each series represented by depositary shares under a deposit agreement between us and a U.S. bank or trust company that we will select (the "depository").

This section describes some of the general terms and provisions applicable to all depositary shares. We will describe the specific terms of a series of depositary shares and the deposit agreement in the applicable prospectus supplement. The following description and any description of the depositary shares in the applicable prospectus supplement may not be complete and is subject to and qualified in its entirety by reference to the terms and provisions of the applicable deposit agreement and depositary receipts. Forms of the deposit agreement and depositary receipts reflecting the particular terms and provisions of a series of offered depositary shares will be filed with the SEC in connection with the offering and incorporated by reference in the registration statement and this prospectus. See "Where You Can Find More Information" below for information on how to obtain copies of any deposit agreements and depositary receipts.

Terms of the Depositary Shares

Depositary receipts issued under the deposit agreement will evidence the depositary shares. Depositary receipts will be distributed to those persons purchasing depositary shares representing fractional shares of preferred stock in accordance with the terms of the offering. Subject to the terms of the deposit agreement, each holder of a depositary share will be entitled, in proportion to the fractional interest of a share of preferred stock represented by the applicable depositary share, to all the rights and preferences of the preferred stock being represented, including dividend, voting, redemption, conversion, and liquidation rights, all as will be set forth in the applicable prospectus supplement relating to the depositary shares being offered.

Pending the preparation of definitive depositary receipts, the depository, upon our written order, may issue temporary depositary receipts. The temporary depositary receipts will be substantially identical to, and will have all the rights of, the definitive depositary receipts, but will not be in definitive form. Definitive depositary receipts will be prepared thereafter and temporary depositary receipts will be exchanged for definitive depositary receipts at our expense.

Withdrawal of Preferred Stock

Unless the depositary shares have been called for redemption, a holder of depositary shares may surrender his or her depositary receipts at the principal office of the depository, pay any charges, and comply with any other terms as provided in the deposit agreement for the number of shares of preferred stock underlying the depositary shares. A holder of depositary shares who withdraws shares of preferred stock will be entitled to receive whole shares of preferred stock on the basis set forth in the applicable prospectus supplement relating to the depositary shares being offered.

However, unless we specify otherwise in the applicable prospectus supplement, holders of whole shares of preferred stock will not be entitled to deposit those shares under the deposit agreement or to receive depositary receipts for those shares after the withdrawal. If the depositary shares surrendered by the holder in connection with the withdrawal exceed the number of depositary shares that represent the number of whole shares of preferred stock to be withdrawn, the depository will deliver to the holder at the same time a new depositary receipt evidencing the excess number of depositary shares.

Dividends and Other Distributions

The depository will distribute all cash dividends or other cash distributions received in respect of the preferred stock to the record holders of depositary shares relating to that preferred stock in proportion to the number of depositary shares owned by those holders. However, the depository will distribute only the amount that can be distributed without attributing to any holder of depositary shares a fraction of one cent. Any balance that is not distributed will be added to and treated as part of the next sum received by the depository for distribution to record holders.

If there is a distribution other than in cash, the depository will distribute property it receives to the record holders of depositary shares who are entitled to that property. However, if the depository determines that it is not feasible to make this distribution of property, the depository, with our approval, may sell that property and distribute the net proceeds to the holders of the depositary shares.

Redemption of Depositary Shares

If a series of preferred stock which relates to depositary shares is redeemed, the depositary shares will be redeemed from the proceeds received by the depository from the redemption, in whole or in part, of that series of preferred stock. Unless we specify otherwise in the applicable prospectus supplement, the depository will mail notice of redemption at least 30 and not more than 45 calendar days before the date fixed for redemption to the record holders of the depositary shares to be redeemed at their addresses appearing in the depository's books. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable on that series of the preferred stock.

Whenever we redeem preferred stock held by the depository, the depository will redeem as of the same redemption date the number of depositary shares representing the preferred stock redeemed. If less than all of the depositary shares are redeemed, the depositary shares redeemed will be selected by lot or pro rata or by any other equitable method as the depository may decide.

After the date fixed for redemption, the depositary shares called for redemption will no longer be deemed to be outstanding. At that time, all rights of the holder of the depositary shares will cease, except the right to receive any money or other property they become entitled to receive upon surrender to the depository of the depositary receipts.

Voting the Deposited Preferred Stock

Any voting rights of holders of the depositary shares are directly dependent on the voting rights of the underlying preferred stock, which customarily have limited voting rights. Upon receipt of notice of any meeting at which the holders of the preferred stock held by the depository are entitled to vote, the depository will mail the information contained in the notice of meeting to the record holders of the depositary shares relating to the preferred stock. Each record holder of depositary shares on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depository as to the exercise of the voting rights pertaining to the amount of preferred stock underlying the holder's depositary shares. The depository will endeavor, insofar as practicable, to vote the amount of preferred stock underlying the depositary shares in accordance with these instructions. We will agree to take all action which may be deemed necessary by the depository to enable the depository to do so. The depository will not vote any shares of preferred stock except to the extent it receives specific instructions from the holders of depositary shares representing that number of shares of preferred stock.

Amendment and Termination of the Deposit Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may be amended by agreement between us and the depository. However, any amendment which materially and adversely alters the rights of the existing holders of depositary shares will not be effective unless the amendment has been approved by the record holders of at least a majority of the depositary shares then outstanding. Either we or the depository may terminate a deposit agreement if all of the outstanding depositary shares have been redeemed or if there has been a final distribution in respect of our preferred stock in connection with our liquidation, dissolution, or winding up.

Charges of Depository

We will pay all transfer and other taxes, assessments, and governmental charges arising solely from the existence of the depository arrangements. We will pay the fees of the depository in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay transfer and other taxes, assessments, and governmental charges and any other charges as are expressly provided in the deposit agreement to be for their accounts. The depository may refuse to effect any transfer of a depositary receipt or any withdrawals of preferred stock evidenced by a depositary receipt until all taxes, assessments, and governmental charges with respect to the depositary receipt or preferred stock are paid by their holders.

Miscellaneous

The depository will forward to the holders of depositary shares all of our reports and communications which are delivered to the depository and which we are required to furnish to the holders of our preferred stock.

Neither we nor the depository will be liable if we are prevented or delayed by law or any circumstance beyond our control in performing our obligations under the deposit agreement. All of our obligations as well as the depository's obligations under the deposit agreement are limited to performance in good faith of our respective duties set forth in the deposit agreement, and neither of us will be obligated to prosecute or defend any legal proceeding relating to any depositary shares or preferred stock unless provided with satisfactory indemnity. We, and the depository, may rely upon written advice of counsel or accountants, or information provided by persons presenting preferred stock for deposit, holders of depositary shares, or other persons believed to be competent and on documents believed to be genuine.

Resignation and Removal of Depository

The depository may resign at any time by delivering to us notice of its election to do so, and we may remove the depository at any time. Any resignation or removal will take effect only upon the appointment of a successor depository and the successor depository's acceptance of the appointment. Any successor depository must be a U.S. bank or trust company.

DESCRIPTION OF COMMON STOCK

The following summary of our common stock is qualified in its entirety by reference to the description of the common stock incorporated by reference in this prospectus.

General

We are authorized to issue 7,500,000,000 shares of common stock, par value $.01 per share, of which approximately 4.6 billion shares were outstanding on March 31, 2006. Our common stock trades on the New York Stock Exchange and on the Pacific Exchange under the symbol "BAC." Our common stock also is listed on the London Stock Exchange, and certain shares are listed on the Tokyo Stock Exchange. As of March 31, 2006, approximately 556 million shares were reserved for issuance in connection with our various employee and director benefit plans, the conversion of our outstanding convertible securities, and for other purposes. After taking into account the reserved shares, there were approximately 2.3 billion authorized shares of our common stock available for issuance as of March 31, 2006.

Voting and Other Rights

Holders of our common stock are entitled to one vote per share. There are no cumulative voting rights. In general, a majority of votes cast on a matter is sufficient to take action upon routine matters, including the election of directors. However, (1) amendments to our Amended and Restated Certificate of Incorporation must be approved by the affirmative vote of the holders of a majority of the outstanding shares of each class entitled to vote thereon as a class, and (2) a merger, dissolution, or the sale of all or substantially all of our assets must be approved by the affirmative vote of the holders of a majority of the voting power of the then outstanding voting shares.

In the event of our liquidation, holders of our common stock will be entitled to receive pro rata any assets legally available for distribution to stockholders, subject to any prior rights of any preferred stock then outstanding.

Our common stock does not have any preemptive rights, redemption privileges, sinking fund privileges, or conversion rights. All the outstanding shares of our common stock are, and upon proper conversion of any preferred stock, all of the shares of our common stock into which those shares are converted will be, validly issued, fully paid, and nonassessable.

Computershare Trust Company, N.A. is the transfer agent and registrar for our common stock.

Dividends

Subject to the preferential rights of any holders of any outstanding series of preferred stock, the holders of our common stock are entitled to receive dividends or distributions, whether payable in cash or otherwise, as our board of directors may declare out of funds legally available for payments. Stock dividends, if any are declared, may be paid from our authorized but unissued shares.

REGISTRATION AND SETTLEMENT

Unless we specify otherwise in the applicable prospectus supplement, we will issue the securities in registered, and not bearer, form. This means that our obligation runs to the holder of the security named on the face of the security. Each debt security, warrant, purchase contract, unit, share of preferred stock, and depositary share issued in registered form will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities.

We refer to those persons who have securities registered in their own names, on the books that we or the trustee, warrant agent, or other agent maintain for this purpose, as the "holders" of those securities. These persons are the legal holders of the securities. We refer to those who, indirectly through others, own beneficial interests in securities that are not registered in their own names as indirect owners of those securities. As we discuss below, indirect owners are not legal holders, and investors in securities issued in global, or book-entry, form or in street name will be indirect owners.

Book-Entry Only Issuance

Unless we specify otherwise in the applicable prospectus supplement, we will issue each security other than our common stock in global, or book-entry, form. This means that we will not issue actual notes or certificates to investors. Instead, we will issue global securities in registered form representing the entire issuance of securities. Each global security will be registered in the name of a financial institution or clearing system that holds the global security as depository on behalf of other financial institutions that participate in that depository's book-entry system. These participating institutions, in turn, hold beneficial interests in the global securities on behalf of themselves or their customers.

Because securities issued in global form are registered in the name of the depository, we will recognize only the depository as the holder of the securities. This means that we will make all payments on the securities, including deliveries of any property other than cash, to the depository. The depository passes along the payments it receives from us to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depository and its participants are not obligated to pass these payments along under the terms of the securities. Instead, they do so under agreements they have made with one another or with their customers.

As a result, investors will not own securities issued in book-entry form directly. Instead, they will own beneficial interests in a global security, through a bank, broker, or other financial institution that participates in the depository's book-entry system or holds an interest through a participant in the depository's book-entry system. As long as the securities are issued in global form, investors will be indirect owners, and not holders, of the securities. The depository will not have knowledge of the actual beneficial owners of the securities.

Certificates in Registered Form

In the future, we may cancel a global security or we may issue securities initially in non-global, or certificated, form. We do not expect to exchange global securities for actual notes or certificates registered in the names of the beneficial owners of the global securities representing the securities unless:

- the depository notifies us that it is unwilling or unable to continue as depository for the global securities, or we become aware that the depository has ceased to be a clearing agency registered under the Securities Exchange Act of 1934, and in any case we fail to appoint a successor to the depository within 60 calendar days; or

- we, in our sole discretion, determine that the global securities will be exchangeable for certificated securities.

Street Name Owners

When we issue actual notes or certificates registered in the names of the beneficial owners, investors may choose to hold their securities in their own names or in street name. Securities held by an investor in street name would be registered in the name of a bank, broker, or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those securities through an account that he or she maintains at that institution.

For securities held in street name, we will recognize only the intermediary banks, brokers, and other financial institutions in whose names the securities are registered as the holders of those securities, and we will make all payments on those securities, including deliveries of any property other than cash, to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold securities in street name will be indirect owners, not holders, of those securities.

Legal Holders

Our obligations, as well as the obligations of the trustee under any indenture and the obligations, if any, of any warrant agents, unit agents, depository for depositary shares, and any other third parties employed by us, the trustee, or any of those agents, run only to the holders of the securities. We do not have obligations to investors who hold beneficial interests in global securities, who hold the securities in street name, or who hold the securities by any other indirect means. This will be the case whether an investor chooses to be an indirect owner of a security or has no choice because we are issuing the securities only in global form. For example, once we make a payment or give a notice to the holder, we have no further responsibility for that payment or notice even if that holder is required, under agreements with depository participants or customers or by law, to pass it along to the indirect owners, but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose, such as to amend the indenture for a series of debt securities or the warrant agreement for a series of warrants or the unit agreement for a series of units or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of an indenture, we would seek the approval only from the holders, and not the indirect owners, of the relevant securities. Whether and how the holders contact the indirect owners is up to the holders.

When we refer to "you" in this prospectus, we mean those who invest in the securities being offered by this prospectus, whether they are the holders or only indirect owners of those securities. When we refer to "your securities" in this prospectus, we mean the securities in which you will hold a direct or indirect interest.

Special Considerations for Indirect Owners

If you hold securities through a bank, broker, or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

- how it handles payments on your securities and notices;
- whether you can provide contact information to the registrar to receive copies of notices directly;

- whether it imposes fees or charges;

- whether and how you can instruct it to exercise any rights to purchase or sell warrant property under a warrant or purchase contract property under a purchase contract or to exchange or convert a security for or into other property;

- how it would handle a request for the holders' consent, if required;

- whether and how you can instruct it to send you the securities registered in your own name so you can be a holder, if that is permitted at any time;

- how it would exercise rights under the securities if there were a default or other event triggering the need for holders to act to protect their interests; and

- if the securities are in book-entry form, how the depository's rules and procedures will affect these matters.

Depositories for Global Securities

Each security issued in book-entry form will be represented by a global security that we deposit with and register in the name of one or more financial institutions or clearing systems, or their nominees, which we will select. A financial institution or clearing system that we select for this purpose is called the "depository" for that security. A security usually will have only one depository, but it may have more.

Each series of securities will have one or more of the following as the depositories:

- The Depository Trust Company, New York, New York, which is known as "DTC";

- a financial institution holding the securities on behalf of Euroclear Bank S.A./N.V., as operator of the Euroclear system, which is known as "Euroclear";

- a financial institution holding the securities on behalf of Clearstream Banking, société anonyme, Luxembourg, which is known as "Clearstream, Luxembourg"; and

- any other clearing system or financial institution that we identify in the applicable prospectus supplement.

The depositories named above also may be participants in one another's systems. For example, if DTC is the depository for a global security, investors may hold beneficial interests in that security through Euroclear or Clearstream, Luxembourg as DTC participants.

We will name the depository or depositories for your securities in the applicable prospectus supplement. If no depository is named, the depository will be DTC.

The Depository Trust Company

The following is based on information furnished to us by DTC:

DTC will act as securities depository for the securities. The securities will be issued as fully-registered securities registered in the name of Cede & Co., which is DTC's partnership nominee, or any other name as may be requested by an authorized representative of DTC. Generally, one fully registered global security will be issued for each issue of the securities, each in the aggregate principal amount of the issue, and will be deposited with DTC. If, however, the aggregate principal amount of any issue exceeds $500 million, one certificate will be issued with respect to each $500 million of principal amount, and an additional certificate will be issued with respect to any remaining principal amount of the issue.

DTC, the world's largest depository, is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York

Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for over two million issues of U.S. and non-U.S. equity, corporate, and municipal debt issues, and money market instruments from over 85 countries that its direct participants deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between direct participants' accounts. This eliminates the need for physical movement of certificates representing securities. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC, in turn, is owned by a number of direct participants of DTC and members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation, also subsidiaries of DTCC, as well as by The New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly ("indirect participants"). The DTC rules applicable to its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com.

Purchases of the securities under the DTC system must be made by or through direct participants, which will receive a credit for the securities on DTC's records. The beneficial interest of each actual purchaser of each security is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase. A beneficial owner, however, is expected to receive written confirmations providing details of the transaction, as well as periodic statements of its holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of beneficial ownership interests in the securities are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their beneficial ownership interests in the securities, except if the use of the book-entry system for the securities is discontinued.

To facilitate subsequent transfers, all securities deposited by direct participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the securities; DTC's records reflect only the identity of the direct participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of securities may wish to take certain steps to ensure timely transmission to them of notices of significant events with respect to the securities, such as redemptions, tenders, defaults, and proposed amendments to the documents under which the securities are issued. For example, a beneficial owner of securities may wish to ascertain that the direct or indirect participant holding the securities for its benefit has agreed to obtain and transmit notices to beneficial owners.

None of DTC, Cede & Co., or any other DTC nominee will consent or vote with respect to the securities unless authorized by a direct participant in accordance with DTC's procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the regular record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the securities are credited on the regular record date. These participants are identified in a listing attached to the omnibus proxy.

We will make dividend payments or any payments of principal, any premium, interest, or other amounts on the securities in immediately available funds directly to Cede & Co., or any other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit direct participants' accounts upon DTC's receipt of funds and corresponding detail information from us, on the applicable payment date in accordance with their respective holdings shown on DTC's records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in street name. These payments will be the responsibility of these participants and not of DTC or its nominee, us, the trustee, or any other agent or party, subject to any statutory or regulatory requirements that may be in effect from time to time. Payment of dividends or principal and any premium or interest to Cede & Co., or any other nominee as may be requested by an authorized representative of DTC, is our responsibility. Disbursement of the payments to direct participants is the responsibility of DTC, and disbursement of the payments to the beneficial owners is the responsibility of the direct or indirect participants.

We will send any redemption notices to DTC. If less than all of the securities of a series are being redeemed, DTC's practice is to determine by lot the amount of the interest of each direct participant in the issue to be redeemed.

A beneficial owner must give any required notice of its election to have its securities repurchased through the participant through which it holds its beneficial interest in the security to the applicable trustee or tender agent. The beneficial owner shall effect delivery of its securities by causing the direct participant to transfer its interest in the securities on DTC's records. The requirement for physical delivery of securities in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the securities are transferred by the direct participant on DTC's records and followed by a book-entry credit of tendered securities to the applicable trustee or agent's DTC account.

DTC may discontinue providing its services as depository for the securities at any time by giving us reasonable notice. If this occurs, and if a successor securities depository is not obtained, we will print and deliver certificated securities.

The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for its accuracy.

Clearstream, Luxembourg and Euroclear

Euroclear and Clearstream, Luxembourg are securities clearance systems in Europe that clear and settle securities transactions between their participants through electronic, book-entry delivery of securities against payment. Clearstream, Luxembourg is incorporated under the laws of Luxembourg. Euroclear is incorporated under the laws of Belgium.

Euroclear and Clearstream, Luxembourg may be depositories for a global security sold or traded outside the United States. In addition, if DTC is the depository for a global security,

Euroclear and Clearstream, Luxembourg may hold interests in the global security as participants in DTC. As long as any global security is held by Euroclear or Clearstream, Luxembourg as depository, you may hold an interest in the global security only through an organization that participates, directly or indirectly, in Euroclear or Clearstream, Luxembourg. If Euroclear or Clearstream, Luxembourg is the depository for a global security and there is no depository in the United States, you will not be able to hold interests in that global security through any securities clearance system in the United States.

Payments, deliveries, transfers, exchanges, notices, and other matters relating to the securities made through Euroclear or Clearstream, Luxembourg must comply with the rules and procedures of those systems. Those systems could change their rules and procedures at any time. We have no control over those systems or their participants, and we take no responsibility for their activities. Transactions between participants in Euroclear or Clearstream, Luxembourg, on one hand, and participants in DTC, on the other hand, when DTC is the depository, also would be subject to DTC's rules and procedures.

Investors will be able to make and receive through Euroclear and Clearstream, Luxembourg payments, deliveries, transfers, exchanges, notices, and other transactions involving any securities held through those systems only on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers, and other institutions are open for business in the United States. In addition, because of time-zone differences, U.S. investors who hold their interests in the securities through these systems and wish to transfer their interests, or to receive or make a payment or delivery or exercise any other right with respect to their interests, on a particular day may find that the transaction will not be effected until the next business day in Luxembourg or Brussels, as applicable. Thus, investors who wish to exercise rights that expire on a particular day may need to act before the expiration date. In addition, investors who hold their interests through both DTC and Euroclear or Clearstream, Luxembourg may need to make special arrangements to finance any purchases or sales of their interests between the United States and European clearing systems, and those transactions may settle later than would be the case for transactions within one clearing system.

Special Considerations for Global Securities

As an indirect owner, an investor's rights relating to a global security will be governed by the account rules of the depository and those of the investor's financial institution or other intermediary through which it holds its interest (e.g., Euroclear or Clearstream, Luxembourg, if DTC is the depository), as well as general laws relating to securities transfers. We do not recognize this type of investor or any intermediary as a holder of securities. Instead, we deal only with the depository that holds the global security.

If securities are issued only in the form of a global security, an investor should be aware of the following:

- an investor cannot cause the securities to be registered in his or her own name, and cannot obtain physical certificates for his or her interest in the securities, except in the special situations described above;

- an investor will be an indirect holder and must look to his or her own bank or broker for payments on the securities and protection of his or her legal rights relating to the securities, as we describe above under "—Legal Holders";

- an investor may not be able to sell interests in the securities to some insurance companies and other institutions that are required by law to own their securities in certificated form;

- an investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

- the depository's policies will govern payments, deliveries, transfers, exchanges, notices, and other matters relating to an investor's interest in a global security, and those policies may change from time to time;

- we, the trustee, any warrant agents, and any unit or other agents will not be responsible for any aspect of the depository's policies, actions, or records of ownership interests in a global security;

- we, the trustee, any warrant agents, and any unit or other agents do not supervise the depository in any way;

- the depository will require that those who purchase and sell interests in a global security within its book-entry system use immediately available funds, and your broker or bank may require you to do so as well; and

- financial institutions that participate in the depository's book-entry system and through which an investor holds his or her interest in the global securities, directly or indirectly, also may have their own policies affecting payments, deliveries, transfers, exchanges, notices, and other matters relating to the securities. Those policies may change from time to time. For example, if you hold an interest in a global security through Euroclear or Clearstream, Luxembourg, when DTC is the depository, Euroclear or Clearstream, Luxembourg, as applicable, will require those who purchase and sell interests in that security through them to use immediately available funds and comply with other policies and procedures, including deadlines for giving instructions as to transactions that are to be effected on a particular day. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the policies or actions or records of ownership interests of any of those intermediaries.

Registration, Transfer, and Payment of Certificated Securities

If we ever issue securities in certificated form, those securities may be presented for registration of transfer at the office of the registrar or at the office of any transfer agent we designate and maintain. The registrar or transfer agent will make the transfer or registration only if it is satisfied with the documents of title and identity of the person making the request. There will not be a service charge for any exchange or registration of transfer of the securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with the exchange. At any time we may change transfer agents or approve a change in the location through which any transfer agent acts. We also may designate additional transfer agents for any securities at any time.

We will not be required to issue, exchange, or register the transfer of any security to be redeemed for a period of 15 calendar days before the selection of the securities to be redeemed. In addition, we will not be required to exchange or register the transfer of any security that was selected, called, or is being called for redemption, except the unredeemed portion of any security being redeemed in part.

We will pay amounts payable on any certificated securities at the offices of the paying agents we may designate from time to time.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of certain of the debt securities, preferred stock, depositary shares representing fractional interests in preferred stock, and common stock that we are offering. The following discussion is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (the "IRS"), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular holder in light of its investment or tax circumstances or to holders subject to special tax rules, such as: partnerships, subchapter S corporations, or other pass-through entities, banks, financial institutions, tax-exempt entities, insurance companies, regulated investment companies, real estate investment trusts, trusts and estates, dealers in securities or currencies, traders in securities that have elected to use the mark-to-market method of accounting for their securities, persons holding the debt securities, preferred stock, depositary shares, or common stock as part of an integrated investment, including a "straddle," "hedge," "constructive sale," or "conversion transaction," persons (other than Non-U.S. Holders) whose functional currency for tax purposes is not the U.S. dollar, and persons subject to the alternative minimum tax provisions of the Code. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder. This summary also may not apply to all forms of debt securities, preferred stock, depositary shares, or common stock that we may issue. If the tax consequences associated with a particular form of debt security, preferred stock, common stock, or depositary share are different than those described below, they will be described in the applicable prospectus supplement.

This summary is directed solely to holders that, except as otherwise specifically noted, will purchase the debt securities, preferred stock, depositary shares, or common stock offered in this prospectus upon original issuance and will hold such securities as capital assets within the meaning of Section 1221 of the Code, which generally means as property held for investment.

You should consult your own tax advisor concerning the U.S. federal income and estate tax consequences to you of acquiring, owning, and disposing of these securities, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

As used in this prospectus, the term "U.S. Holder" means a beneficial owner of the debt securities, preferred stock, depositary shares, or common stock offered in this prospectus that is for U.S. federal income tax purposes:

- a citizen or resident of the United States;

- a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any state of the United States or the District of Columbia;

- an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

- any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

Notwithstanding the preceding paragraph, to the extent provided in Treasury regulations, some trusts in existence on August 20, 1996, and treated as United States persons prior to that date, that elect to continue to be treated as United States persons also will be U.S. Holders. As used in this prospectus, the term "Non-U.S. Holder" is a holder that is not a U.S. Holder.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds the debt securities, preferred stock, depositary shares, or common stock offered in this prospectus, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership and accordingly, this summary does not apply to partnerships. A partner of a partnership holding the debt securities, preferred stock, depositary shares, or common stock should consult its own tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership, and disposition by the partnership of the debt securities, preferred stock, depositary shares, or common stock.

Taxation of Debt Securities

This subsection describes the material U.S. federal income tax consequences of the acquisition, ownership, and disposition of the debt securities offered in this prospectus, other than the debt securities described below under "—Convertible, Renewable, Extendible, Indexed, and Other Debt Securities," which will be described in the applicable prospectus supplement. This subsection is directed solely to holders that, except as otherwise specifically noted, will purchase the debt securities offered in this prospectus upon original issuance at the issue price, as defined below.

Consequences to U.S. Holders

The following is a summary of the material U.S. federal income tax consequences that will apply to U.S. Holders of debt securities.

Payment of Interest. Except as described below in the case of interest on a debt security issued with original issue discount, as defined below under "—Consequences to U.S. Holders—Original Issue Discount," interest on a debt security generally will be included in the income of a U.S. Holder as interest income at the time it is accrued or is received in accordance with the U.S. Holder's regular method of accounting for U.S. federal income tax purposes and will be ordinary income.

Original Issue Discount. Some of our debt securities may be issued with original issue discount ("OID"). U.S. Holders of debt securities issued with OID, other than short-term debt securities with a maturity of one year or less from its date of issue, will be subject to special tax accounting rules, as described in greater detail below. For tax purposes, OID is the excess of the "stated redemption price at maturity" of a debt instrument over its "issue price." The "stated redemption price at maturity" of a debt security is the sum of all payments required to be made on the debt security other than "qualified stated interest" payments, as defined below. The "issue price" of a debt security is generally the first offering price to the public at which a substantial amount of the issue was sold (ignoring sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). The term "qualified stated interest" generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer), or that is treated as constructively received, at least annually at a single fixed rate or, under certain circumstances, at a variable rate. If a debt security bears interest during any accrual period at a rate below the rate applicable for the remaining term of the debt security (for example, debt securities with teaser rates or interest holidays), then some or all of the stated interest may not be treated as qualified stated interest.

A U.S. Holder of a debt security with a maturity of more than one year from its date of issue that has been issued with OID (an "OID debt security") is generally required to include any qualified stated interest payments in income as interest at the time it is accrued or is received in accordance with the U.S. Holder's regular accounting method for tax purposes, as described above under "—Consequences to U.S. Holders—Payment of Interest." A U.S. Holder of an OID debt security is generally required to include in income the sum of the daily accruals of the OID for the debt security for each day during the taxable year (or portion of the taxable year) in which the U.S. Holder held the OID debt security, regardless of such holder's regular method of accounting. Thus, a U.S. Holder may be required to include OID in income in advance of the receipt of some or all of the related cash payments. The daily portion is determined by allocating the OID for each day of the accrual period. An accrual period may be of any length and the accrual periods may even vary in length over the term of the OID debt security, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the first day of an accrual period or on the final day of an accrual period. The amount of OID allocable to an accrual period is equal to the excess of: (1) the product of the "adjusted issue price" of the OID debt security at the beginning of the accrual period and its yield to maturity (computed generally on a constant yield method and compounded at the end of each accrual period, taking into account the length of the particular accrual period) over (2) the amount of any qualified stated interest allocable to the accrual period. OID allocable to a final accrual period is the difference between the amount payable at maturity, other than a payment of qualified stated interest, and the adjusted issue price at the beginning of the final accrual period. Special rules will apply for calculating OID for an initial short accrual period. The "adjusted issue price" of an OID debt security at the beginning of any accrual period is the sum of the issue price of the OID debt security plus the amount of OID allocable to all prior accrual periods reduced by any payments received on the OID debt security that were not qualified stated interest. Under these rules, a U.S. Holder generally will have to include in income increasingly greater amounts of OID in successive accrual periods.

If the excess of the "stated redemption price at maturity" of a debt security over its "issue price" is less than 1/4 of 1% of the debt instrument's stated redemption price at maturity multiplied by the number of complete years from its issue date to its maturity, or weighted average maturity in the case of debt securities with more than one principal payment ("*de minimis* OID"), the debt security is not treated as issued with OID. A U.S. Holder generally must include the *de minimis* OID in income at the time payments, other than qualified stated interest, on the debt securities are made in proportion to the amount paid (unless the U.S. Holder makes the election described below under "—Consequences to U.S. Holders—Election to Treat All Interest as Original Issue Discount"). Any amount of *de minimis* OID that is included in income in this manner will be treated as capital gain.

Additional rules applicable to debt securities with OID that are denominated in or determined by reference to a currency other than the U.S. dollar are described under "—Consequences to U.S. Holders—Non-U.S. Dollar Denominated Debt Securities" below.

Variable Rate Debt Securities. In the case of a debt security that is a variable rate debt security, special rules apply. In general, if a debt security qualifies for treatment as a "variable rate debt instrument" under Treasury regulations and provides for stated interest that is unconditionally payable at least annually at a variable rate that, subject to certain exceptions, is a single "qualified floating rate" or "objective rate," each as defined below, all stated interest on the debt security is treated as qualified stated interest. In that case, both the debt security's "yield to maturity" and "qualified stated interest" will be determined, solely for purposes of calculating the accrual of OID, if any, as though the debt security will bear interest in all periods throughout its term at a fixed rate generally equal to the rate that would be applicable to interest payments on the debt security on its date of issue or, in the case of an objective rate (other than a "qualified inverse floating rate"), the rate that reflects the yield to maturity that is reasonably expected for the debt security. A U.S. Holder of a variable rate debt instrument would then recognize OID, if any, that is calculated based on the debt security's assumed yield to maturity. If the interest actually accrued or paid during an accrual period exceeds or is less than the assumed fixed interest, the qualified stated interest or OID allocable to that period is increased or decreased under rules set forth in Treasury regulations. Special rules apply for determining the amount of OID for other variable rate debt instruments, such as instruments with more than one qualified floating rate or instruments with a single fixed rate and one or more qualified floating rates.

A debt security will qualify as a variable rate debt instrument if the debt security's issue price does not exceed the total noncontingent principal payments by more than the lesser of: (i) .015 multiplied by the product of the total noncontingent principal payments and the number of complete years to maturity from the issue date, or (ii) 15% of the total noncontingent principal payments; and the debt security provides for stated interest, compounded or paid at least annually, only at one or more qualified floating rates, a single fixed rate and one or more qualified floating rates, a single objective rate, or a single fixed rate and a single objective rate that is a qualified inverse floating rate. Generally, a rate is a qualified floating rate if variations in the rate can reasonably be expected to measure contemporaneous fluctuations in the cost of newly borrowed funds in the currency in which the debt instrument is denominated. If a debt security provides for two or more qualified floating rates that are within 0.25 percentage points of each other on the issue date or can reasonably be expected to have approximately the same values throughout the term of the debt security, the qualified floating rates together constitute a single qualified floating rate. Generally, an objective rate is a rate that is determined using a single fixed formula that is based on objective financial or economic information such as one or more qualified floating rates. An objective rate is a qualified inverse floating rate if that rate is equal to a fixed rate minus a qualified floating rate and variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate.

A variable rate debt security generally will not qualify for treatment as a "variable rate debt instrument" if, among other circumstances:

- the variable rate of interest is subject to one or more minimum or maximum rate floors or ceilings or one or more governors limiting the amount of increase or decrease in each case which are not fixed throughout the term of the debt security and which are reasonably expected as of the issue date to cause the rate in some accrual periods to be significantly higher or lower than the overall expected return on the debt security determined without the floor, ceiling, or governor;

- in the case of certain debt securities, it is reasonably expected that the average value of the variable rate during the first half of the term of the debt security will be either significantly less than or significantly greater than the average value of the rate during the final half of the term of the debt security; or

- the value of the rate on any date during the term of the debt security is set earlier than three months prior to the first day on which that value is in effect or later than one year following that first day.

In these situations, as well as others, the debt security generally will be subject to taxation under rules applicable to contingent payment debt instruments. U.S. Holders should consult with their own tax advisors regarding the specific U.S. federal income tax considerations with respect to these debt securities.

Acquisition Premium. If a U.S. Holder purchases an OID debt security for an amount greater than its adjusted issue price (as determined above) at the purchase date and less than or equal to the sum of all amounts, other than qualified stated interest, payable on the OID debt security after the purchase date, the excess is "acquisition premium." Under these rules, in general, the amount of OID which must be included in income for the debt security for any taxable year (or any portion of a taxable year in which the debt security is held) will be reduced (but not below zero) by the portion of the acquisition premium allocated to the period. The amount of acquisition premium allocated to each period is determined by multiplying the OID that otherwise would have been included in income by a fraction, the numerator of which is the excess of the cost over the adjusted issue price of the OID debt security and the denominator of which is the excess of the OID debt security's stated redemption price at maturity over its adjusted issue price.

If a U.S. Holder purchases an OID debt security for an amount less than its adjusted issue price (as determined above) at the purchase date, any OID accruing with respect to that OID debt security will be required to be included in income and, to the extent of the difference between the purchase amount and the OID debt security's adjusted issue price, the OID debt security will be treated as having "market discount." See "—Consequences to U.S. Holders—Market Discount" below.

Amortizable Bond Premium. If a U.S. Holder purchases a debt security (including an OID debt security) for an amount in excess of the sum of all amounts payable on the debt security after the purchase date, other than qualified stated interest, such holder will be considered to have purchased such debt security with "amortizable bond premium" equal in amount to such excess. A U.S. Holder may elect to amortize such premium as an offset to interest income using a constant yield method over the remaining term of the debt security based on the U.S. Holder's yield to maturity with respect to the debt security.

A U.S. Holder generally may use the amortizable bond premium allocable to an accrual period to offset interest required to be included in the U.S. Holder's income under its regular method of accounting with respect to the debt security in that accrual period. If the amortizable bond premium allocable to an accrual period exceeds the amount of interest allocable to such accrual period, such excess would be allowed as a deduction for such accrual period, but only to the extent of the U.S. Holder's prior interest inclusions on the debt security that have not been offset previously by bond premium. Any excess is generally carried forward and allocable to the next accrual period.

If a debt security may be redeemed by us prior to its maturity date, the amount of amortizable bond premium will be based on the amount payable at the applicable redemption date, but only if use of the redemption date (in lieu of the stated maturity date) results in a smaller amortizable bond premium for the period ending on the redemption date. In addition, special rules limit the amortization of bond premium in the case of convertible debt securities.

An election to amortize bond premium applies to all taxable debt obligations held by the U.S. Holder at the beginning of the first taxable year to which the election applies and thereafter acquired by the U.S. Holder and may be revoked only with the consent of the IRS. Generally, a holder may make an election to include in income its entire return on a debt security (*i.e.*, the excess of all remaining payments to be received on the debt security over the amount paid for the debt security by such holder) in accordance with a constant yield method based on the compounding of interest, as discussed below under "—Consequences to U.S. Holders—Election to Treat All Interest as Original Issue Discount." If a holder makes such an election for a debt security with amortizable bond premium, such election will result in a deemed election to amortize bond premium for all of the holder's debt instruments with amortizable bond premium and may be revoked only with the permission of the IRS.

A U.S. Holder that elects to amortize bond premium will be required to reduce its tax basis in the debt security by the amount of the premium amortized during its holding period. OID debt securities purchased at a premium will not be subject to the OID rules described above.

If a U.S. Holder does not elect to amortize bond premium, the amount of bond premium will be included in its tax basis in the debt security. Therefore, if a U.S. Holder does not elect to amortize bond premium and it holds the debt security to maturity, the premium generally will be treated as capital loss when the debt security matures.

Market Discount. If a U.S. Holder purchases a debt security for an amount that is less than its stated redemption price at maturity, or, in the case of an OID debt security, its adjusted issue price, such holder will be considered to have purchased the debt security with "market discount." Any payment, other than qualified stated interest, or any gain on the sale, exchange, retirement, or other disposition of a debt security with market discount generally will be treated as ordinary interest income to the extent of the market discount not previously included in income that accrued on the debt security during such holder's holding period. In general, market discount is treated as accruing on a straight-line basis over the term of the debt security unless an election is made to accrue the market discount under a constant yield method. In addition, a U.S. Holder may be required to defer, until the maturity of the debt security or its earlier disposition in a taxable transaction, the deduction of a portion of the interest paid on any indebtedness incurred or maintained to purchase or carry the debt security in an amount not exceeding the accrued market discount on the debt security.

A U.S. Holder may elect to include market discount in income currently as it accrues (on either a straight-line or constant yield basis), in lieu of treating a portion of any gain realized on a sale, exchange, retirement, or other disposition of the debt security as ordinary income. If an election is made to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If a U.S. Holder makes such an election, it will apply to all market discount debt instruments acquired by such holder on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the IRS. U.S. Holders should consult with their own tax advisors before making this election.

If the difference between the stated redemption price at maturity of a debt security or, in the case of an OID debt security, its adjusted issue price, and the amount paid for the debt security is less than 1/4 of 1% of the debt instrument's stated redemption price at maturity or, in the case of an OID debt security, its adjusted issue price, multiplied by the number of remaining complete years to the debt security's maturity ("*de minimis* market discount"), the debt security is not treated as issued with market discount.

Generally, a holder may make an election to include in income its entire return on a debt security (*i.e.*, the excess of all remaining payments to be received on the debt security over the amount paid for the debt security by such holder) in accordance with a constant yield method based on the compounding of interest, as discussed below under "—Consequences to U.S. Holders—Election to Treat All Interest as Original Issue Discount." If a holder makes such an election for a debt security with market discount, the holder will be required to include market discount in income currently as it accrues on a constant yield basis for all market discount debt instruments acquired by such holder on or after the first day of the first taxable year to which the election applies, and such election may be revoked only with the permission of the IRS.

Election to Treat All Interest as Original Issue Discount. A U.S. Holder may elect to include in income all interest that accrues on a debt security using the constant-yield method applicable to OID described above, subject to certain limitations and exceptions. For purposes of this election, interest includes stated interest, acquisition discount, OID, *de minimis* OID, market discount, *de minimis* market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium, each as described herein. If this election is made for a debt security, then, to apply the constant-yield method: (i) the issue price of the debt security will equal its cost, (ii) the issue date of the debt security will be the date it was acquired, and (iii) no payments on the debt security will be treated as payments of qualified stated interest. A U.S. Holder must make this election for the taxable year in which the debt security was acquired, and may not revoke the election without the consent of the IRS. U.S. Holders should consult with their own tax advisors before making this election.

Debt Securities That Trade "Flat." We expect that certain debt securities will trade in the secondary market with accrued interest. However, we may issue debt securities with terms and conditions that would make it likely that such debt securities would trade "flat" in the secondary market, which means that upon a sale of a debt security a U.S. Holder would not be paid an amount that reflects the accrued but unpaid interest with respect to such debt security. Nevertheless, for U.S. federal income tax purposes, a portion of the sales proceeds equal to the interest accrued with respect to such debt security from the last interest payment date to the sale date must be treated as interest income rather than as an amount realized upon the sale. Accordingly, a U.S. Holder that sells such a debt security between interest payment dates would be required to recognize interest income and, in certain circumstances, would recognize a capital loss (the deductibility of which is subject to limitations) on the sale of the debt security. Concurrently, a U.S. Holder that purchases such a debt security between interest payment dates would not be required to include in income that portion of any interest payment received that is attributable to interest that accrued prior to the purchase. Such payment is treated as a return of capital which reduces the U.S. Holder's remaining cost basis in the debt security. However, interest that accrues after the purchase date is included in income in the year received or accrued (depending on the U.S. Holder's accounting method). U.S. Holders that purchase such debt securities between interest payment dates should consult their own tax advisors concerning such holder's adjusted tax basis in the debt security and whether such debt securities should be treated as having been purchased with market discount, as described above.

Short-Term Debt Securities. Some of our debt securities may be issued with maturities of one year or less from the date of issue, which we refer to as short-term debt securities. Treasury regulations provide that no payments of interest on a short-term debt security are treated as qualified stated interest. Accordingly, in determining the amount of discount on a short-term debt security, all interest payments, including stated interest, are included in the short-term debt security's stated redemption price at maturity.

In general, individual and certain other U.S. Holders using the cash basis method of tax accounting are not required to include accrued discount on short-term debt securities in income currently unless they elect to do so, but they may be required to include any stated interest in income as the interest is received. However, a cash basis U.S. Holder will be required to treat any gain realized on a sale, exchange, or retirement of the short-term debt security as ordinary income to the extent such gain does not exceed the discount accrued with respect to the short-term debt security, which will be determined on a straight-line basis unless the holder makes an election to accrue the discount under the constant-yield method, through the date of sale or retirement. In addition, a cash basis U.S. Holder that does not elect to currently include accrued discount in income will be not allowed to deduct any of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a short-term debt security (in an amount not exceeding the deferred income), but instead will be required to defer deductions for such interest until the deferred income is realized upon the maturity of the short-term debt security or its earlier disposition in a taxable transaction. Notwithstanding the foregoing, a cash-basis U.S. Holder of a short-term debt security may elect to include accrued discount in income on a current basis. If this election is made, the limitation on the deductibility of interest described above will not apply.

A U.S. Holder using the accrual method of tax accounting and some cash basis holders (including banks, securities dealers, regulated investment companies, and certain trust funds) generally will be required to include accrued discount on a short-term debt security in income on a current basis, on either a straight-line basis or, at the election of the holder, under the constant-yield method based on daily compounding.

Regardless of whether a U.S. Holder is a cash-basis or accrual-basis holder, the holder of a short-term debt security may elect to include accrued "acquisition discount" with respect to the short-term debt security in income on a current basis. Acquisition discount is the excess of the remaining redemption amount of the short-term debt security at the time of acquisition over the purchase price. Acquisition discount will be treated as accruing on a straight-line basis or, at the election of the holder, under a constant yield method based on daily compounding. If a U.S. Holder elects to include accrued acquisition discount in income, the rules for including OID will not apply. In addition, the market discount rules described above will not apply to short-term debt securities.

Sale, Exchange, or Retirement of Debt Securities. Upon the sale, exchange, retirement, or other disposition of a debt security, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement, or other disposition (less an amount equal to any accrued interest not previously included in income if the debt security is disposed of between interest payment dates, which will be included in income as interest income for U.S. federal income tax purposes) and the U.S. Holder's adjusted tax basis in the debt security. The amount realized by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the debt security. A U.S. Holder's adjusted tax basis in a debt security generally will be the cost of the debt security to such U.S. Holder, increased by any OID, market discount, *de minimis* OID, *de minimis* market discount, or any discount with respect to a short-term debt security previously included in income with respect to the debt security, and decreased by the amount of any premium previously amortized to reduce interest on the debt security and the amount of any payment (other than a payment of qualified stated interest) received in respect of the debt security.

Except as discussed above with respect to market discount, or as described below with respect to Non-U.S. Dollar Denominated Debt Securities, gain or loss realized on the sale, exchange, retirement, or other disposition of a debt security generally will be capital gain or loss and will be long-term capital gain or loss if the debt security has been held for more than one year. Net long-term capital gain recognized by a non-corporate U.S. Holder before January 1, 2009 generally is subject to tax at a maximum rate of 15%. The ability of U.S. Holders to deduct capital losses is subject to limitations under the Code.

Reopenings. Treasury regulations provide specific rules regarding whether additional debt instruments issued in a reopening will be considered part of the same issue, with the same issue price and yield to maturity, as the original debt instruments for U.S. federal income tax purposes. Except as provided otherwise in an applicable prospectus supplement, we expect that additional debt securities issued by us in any reopening will be issued such that they will be considered part of the original issuance to which they relate.

Debt Securities Subject to Contingencies Including Optional Redemption. Certain of the debt securities may provide for an alternative payment schedule or schedules applicable upon the occurrence of a contingency or contingencies, other than a remote or incidental contingency, whether such contingency relates to payments of interest or of principal. In addition, certain of the debt securities may contain provisions permitting them to be redeemed prior to their stated maturity at our option and/or at the option of the holder. Debt securities containing these features may be subject to rules that differ from the general rules discussed herein. U.S. Holders considering the purchase of debt securities with these features should carefully examine the applicable prospectus supplement and should consult their own tax advisors regarding the U.S. federal income tax consequences to a U.S. Holder of the ownership and disposition of such debt securities since the U.S. federal income tax consequences with respect to OID will depend, in part, on the particular terms and features of the debt securities.

Non-U.S. Dollar Denominated Debt Securities. Additional considerations apply to a U.S. Holder of a debt security payable in a currency other than U.S. dollars ("foreign currency"). We refer to these securities as Non-U.S. Dollar Denominated Debt Securities. In the case of payments of interest, U.S. Holders using the cash method of accounting for U.S. federal income tax purposes will be required to include in income the U.S. dollar value of the foreign currency payment on a Non-U.S. Dollar Denominated Debt Security (other than OID or market discount) when the payment of interest is received. The U.S. dollar value of the foreign currency payment is determined by translating the foreign currency received at the spot rate for such foreign currency on the date the payment is received, regardless of whether the payment is in fact converted to U.S. dollars at that time. The U.S. dollar value will be the U.S. Holder's tax basis in the foreign currency received. A U.S. Holder will not recognize foreign currency exchange gain or loss with respect to the receipt of such payment.

U.S. Holders using the accrual method of accounting for U.S. federal income tax purposes will be required to include in income the U.S. dollar value of the amount of interest income that has accrued and is otherwise required to be taken into account with respect to a Non-U.S. Dollar Denominated Debt Security during an accrual period. The U.S. dollar value of the accrued income will be determined by translating the income at the average rate of exchange for the accrual period or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the taxable year. A U.S. Holder may elect, however, to translate the accrued interest income using the exchange rate on the last day of the accrual period or, with respect to an accrual period that spans two taxable years, using the exchange rate on the last day of the taxable year. If the last day of an accrual period is within five business days of the date of receipt of the accrued interest, a U.S. Holder may translate the interest using the exchange rate on the date of receipt. The above election will apply to all other debt obligations held by the U.S. Holder and may not be changed without the consent of the IRS. U.S. Holders should consult their own tax advisors before making the above election. Upon receipt of an interest payment (including, upon the sale of the debt security, the receipt of proceeds which include amounts attributable to accrued interest previously included in income), the holder will recognize foreign currency exchange gain or loss in an amount equal to the difference between the U.S. dollar value of such payment (determined by translating the foreign currency received at the spot rate for such foreign currency on the date such payment is received) and the U.S. dollar value of the interest income previously included in income with respect to such payment. This gain or loss will be treated as ordinary income or loss.

OID on a debt security that is also a Non-U.S. Dollar Denominated Debt Security will be determined for any accrual period in the applicable foreign currency and then translated into U.S. dollars, in the same manner as interest income accrued by a holder on the accrual basis, as described above (regardless of such holder's regular method of accounting). A U.S. Holder will recognize foreign currency exchange gain or loss when OID is paid (including, upon the sale of such debt security, the receipt of proceeds which include amounts attributable to OID previously included in income) to the extent of the difference between the U.S. dollar value of such payment (determined by translating the foreign currency received at the spot rate for such foreign currency on the date such payment is received) and the U.S. dollar value of the accrued OID (determined in the same manner as for accrued interest). For these purposes, all receipts on a debt security will be viewed: (i) first, as the receipt of any stated interest payment called for under the terms of the debt security, (ii) second, as receipts of previously accrued OID (to the extent thereof), with payments considered made for the earliest accrual periods first, and (iii) third, as the receipt of principal.

The amount of market discount on Non-U.S. Dollar Denominated Debt Securities includible in income generally will be determined by translating the market discount determined in the foreign currency into U.S. dollars at the spot rate on the date the Non-U.S. Dollar Denominated Debt Security is retired or otherwise disposed of. If a U.S. Holder elected to accrue market discount currently, then the amount which accrues is determined in the foreign currency and then translated into U.S. dollars on the basis of the average exchange rate in effect during such accrual period. A U.S. Holder will recognize foreign currency exchange gain or loss with respect to market discount which is accrued currently using the approach applicable to the accrual of interest income as described above.

Amortizable bond premium on a Non-U.S. Dollar Denominated Debt Security will be computed in the applicable foreign currency. If a U.S. Holder elected to amortize the premium, the amortizable bond premium will reduce interest income in the applicable foreign currency. At the time bond premium is amortized, foreign currency exchange gain or loss will be realized based on the difference between spot rates at such time and the time of acquisition of the Non-U.S. Dollar Denominated Debt Security. If a U.S. Holder does not elect to amortize bond premium, the bond premium computed in the foreign currency must be translated into U.S. dollars at the spot rate on the maturity date and such bond premium will constitute a capital loss which may be offset or eliminated by foreign currency exchange gain.

If a U.S. Holder purchases a Non-U.S. Dollar Denominated Debt Security with previously owned foreign currency, foreign currency exchange gain or loss (which will be treated as ordinary income or loss) will be recognized in an amount equal to the difference, if any, between the tax basis in the foreign currency and the U.S. dollar fair market value of the foreign currency used to purchase the Non-U.S. Dollar Denominated Debt Security, determined on the date of purchase.

Upon the sale, exchange, retirement, or other taxable disposition of a Non-U.S. Dollar Denominated Debt Security, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement, or other disposition (less an amount equal to any accrued and unpaid interest not previously included in income, which will be treated as a payment of interest for U.S. federal income tax purposes) and the adjusted tax basis in the Non-U.S. Dollar Denominated Debt Security. The adjusted tax basis in a Non-U.S. Dollar Denominated Debt Security will equal the amount paid for the Non-U.S. Dollar Denominated Debt Security, increased by the amounts of any market discount or OID previously included in income with respect to the Non-U.S. Dollar Denominated Debt Security and reduced by any amortized acquisition or other premium and any principal payments received in respect of the Non-U.S. Dollar Denominated Debt Security. The amount of any payment in or adjustments measured by foreign currency will be equal to the U.S. dollar value of the foreign currency on the date of the purchase or adjustment. The amount realized will be based on the U.S. dollar value of the foreign currency on the date the payment is received or the Non-U.S. Dollar Denominated Debt Security is disposed of (or deemed disposed of as a result of a material change in the terms of the debt security). If, however, a Non-U.S. Dollar Denominated Debt Security is traded on an established securities market and the U.S. Holder uses the cash basis method of tax accounting, the U.S. dollar value of the amount realized will be determined by translating the foreign currency payment at the spot rate of exchange on the settlement date of the purchase or sale. A U.S. Holder that uses the accrual basis method of tax accounting may elect the same treatment with respect to the purchase and sale of Non-U.S. Dollar Denominated Debt Securities traded on an established securities market, provided that the election is applied consistently.

Except with respect to market discount as discussed above, and the foreign currency rules discussed below, gain or loss recognized upon the sale, exchange, retirement, or other taxable disposition of a Non-U.S. Dollar Denominated Debt Security will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange, retirement, or other disposition, the Non-U.S. Dollar Denominated Debt Security has been held for more than one year. Net long-term capital gain recognized by a non-corporate U.S. Holder before January 1, 2009 generally is subject to tax at a maximum rate of 15%. The ability of U.S. Holders to deduct capital losses is subject to limitations under the Code.

A portion of the gain or loss with respect to the principal amount of a Non-U.S. Dollar Denominated Debt Security may be treated as foreign currency exchange gain or loss. Foreign currency exchange gain or loss will be treated as ordinary income or loss. For these purposes, the principal amount of the Non-U.S. Dollar Denominated Debt Security is the purchase price for the Non-U.S. Dollar Denominated Debt Security calculated in the foreign currency on the date of purchase, and the amount of exchange gain or loss recognized is equal to the difference between (i) the U.S. dollar value of the principal amount determined on the date of the sale, exchange, retirement or other disposition of the Non-U.S. Dollar Denominated Debt Security and (ii) the U.S. dollar value of the principal amount determined on the date the foreign currency debt security was purchased. The amount of foreign currency exchange gain or loss will be limited to the amount of overall gain or loss realized on the disposition of the Non-U.S. Dollar Denominated Debt Security.

The tax basis in foreign currency received as interest on a Non-U.S. Dollar Denominated Debt Security will be the U.S. dollar value of the foreign currency determined at the spot rate in effect on the date the foreign currency is received. The tax basis in foreign currency received on the sale, exchange, retirement, or other disposition of a Non-U.S. Dollar Denominated Debt Security will be equal to the U.S. dollar value of the foreign currency, determined at the time of the sale, exchange, retirement or other disposition. As discussed above, if the Non-U.S. Dollar Denominated Debt Securities are traded on an established securities market, a cash basis U.S. Holder (or, upon election, an accrual basis U.S. Holder) will determine the U.S. dollar value of the foreign currency by translating the foreign currency received at the spot rate of exchange on the settlement date of the sale, exchange, retirement, or other disposition. Accordingly, in such case, no foreign currency exchange gain or loss will result from currency fluctuations between the trade date and settlement date of a sale, exchange, retirement, or other disposition. Any gain or loss recognized on a sale, exchange, retirement, or other disposition of foreign currency (including its exchange for U.S. dollars or its use to purchase debt securities) will be ordinary income or loss.

For special treatment of Non-U.S. Dollar Denominated Debt Securities that are also contingent payment debt securities, see the applicable prospectus supplement.

Consequences to Non-U.S. Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of debt securities.

Payments of Interest. Under current U.S. federal income tax law and subject to the discussion below concerning backup withholding, principal (and premium, if any) and interest payments, including any OID, that are received from us or our agent and that are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States, or a permanent establishment maintained in the United States if certain tax treaties apply, generally will not be subject to U.S. federal income or withholding tax except as provided below. Interest, including any OID, may be subject to a 30% withholding tax (or less under an applicable treaty, if any) if:

- a Non-U.S. Holder actually or constructively owns 10% or more of the total combined voting power of all classes of our stock entitled to vote;

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- a Non-U.S. Holder is a "controlled foreign corporation" for U.S. federal income tax purposes that is related to us (directly or indirectly) through stock ownership;

- a Non-U.S. Holder is a bank extending credit under a loan agreement in the ordinary course of its trade or business;

- the interest payments on the debt security are determined by reference to the income, profits, changes in the value of property or other attributes of the debtor or a related party (other than payments that are based on the value of a security or index of securities that are, and will continue to be, actively traded within the meaning of Section 1092(d) of the Code, and that are not nor will be a "United States real property interest" as described in Section 897(c)(1) or 897(g) of the Code); or

- the Non-U.S. Holder does not satisfy the certification requirements described below.

In the case of debt securities in registered form, a Non-U.S. Holder generally will satisfy the certification requirements if either: (A) the Non-U.S. Holder certifies to us or our agent, under penalties of perjury, that it is a non-United States person and provides its name and address (which certification may generally be made on an IRS Form W-8BEN, or a successor form), or (B) a securities clearing organization, bank, or other financial institution that holds customer securities in the ordinary course of its trade or business (a "financial institution") and holds the debt security certifies to us or our agent under penalties of perjury that either it or another financial institution has received the required statement from the Non-U.S. Holder certifying that it is a non-United States person and furnishes us with a copy of the statement.

Special rules apply with respect to compliance with certain restrictions and procedures relating to the offer, sale, and delivery of and payments on bearer debt securities. We generally will issue debt securities only in registered form, without coupons, although we may issue debt securities in bearer form, in which case we will so specify the applicable restrictions and procedures in the applicable prospectus supplement.

Payments not meeting the requirements set forth above and thus subject to withholding of U.S. federal income tax may nevertheless be exempt from withholding (or subject to withholding at a reduced rate) if the Non-U.S. Holder provides us with a properly executed IRS Form W-8BEN (or successor form) claiming an exemption from, or reduction in, withholding under the benefit of a tax treaty, or IRS Form W-8ECI (or other applicable form) stating that interest paid on the debt securities is not subject to withholding tax because it is effectively connected with the conduct of a trade or business within the United States as discussed below. To claim benefits under an income tax treaty, a Non-U.S. Holder must obtain a taxpayer identification number and certify as to its eligibility under the appropriate treaty's limitations on benefits article. In addition, special rules may apply to claims for treaty benefits made by Non-U.S. Holders that are entities rather than individuals. A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Additional Payments. If the amount or timing of any payments on a debt security is contingent, the interest payments on the debt security may be treated as "contingent interest" under Section 871(h)(4) of the Code, in which case such interest may not be eligible for the exemption from U.S. federal income and withholding tax, as described above (other than for a holder that otherwise claims an exemption from, or reduction in, withholding under the benefit of an income tax treaty). In certain circumstances, if specified in the applicable prospectus supplement, we will pay to a Non-U.S. Holder of any debt security additional amounts to ensure that every net payment on that debt security will not be less, due to the payment of U.S. federal withholding tax, than the amount then otherwise due and payable. See "Description of Debt

Securities—Payment of Additional Amounts" above. However, because the likelihood that such payments will be made is remote, we do not believe that, because of these potential additional payments, the interest on the debt securities should be treated as contingent interest.

Sale, Exchange, or Retirement of Debt Securities. A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any capital gain or market discount realized on the sale, exchange, retirement, or other disposition of debt securities, provided that: (a) the gain is not effectively connected with the conduct of a trade or business within the United States, or a permanent establishment maintained in the United States if certain tax treaties apply, and (b) in the case of a Non-U.S. Holder that is an individual, the Non-U.S. Holder is not present in the United States for 183 days or more in the taxable year of the sale, exchange, or other disposition of the debt security. An individual Non-U.S. Holder who is present in the United States for 183 days or more in the taxable year of sale, exchange, or other disposition of a debt security, and if certain other conditions are met, will be subject to U.S. federal income tax at a rate of 30% on the gain realized on the sale, exchange, or other disposition of such debt security.

Income Effectively Connected with a Trade or Business within the United States. If a Non-U.S. Holder of a debt security is engaged in the conduct of a trade or business within the United States and if interest (including any OID) on the debt security, or gain realized on the sale, exchange, or other disposition of the debt security, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder, although exempt from U.S. federal withholding tax (provided that the certification requirements discussed above are satisfied), generally will be subject to U.S. federal income tax on such interest (including any OID) or gain on a net income basis in the same manner as if it were a U.S. Holder. Non-U.S. holders should read the material under the heading "—Consequences to U.S. Holders," for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of debt securities. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the United States, subject to certain adjustments.

Convertible, Renewable, Extendible, Indexed, and Other Debt Securities

Special U.S. federal income tax rules are applicable to certain other debt securities, including contingent Non-U.S. Dollar Denominated Debt Securities, debt securities that may be convertible into or exercisable or exchangeable for our common or preferred stock or other securities or debt or equity securities of one or more third parties, debt securities the payments on which are determined or partially determined by reference to any index and other debt securities that are subject to the rules governing contingent payment obligations which are not subject to the rules governing variable rate debt securities, any renewable and extendible debt securities and any debt securities providing for the periodic payment of principal over the life of the debt security. The material U.S. federal income tax considerations with respect to these debt securities will be discussed in the applicable pricing supplement.

Backup Withholding and Information Reporting

In general, in the case of a U.S. Holder, other than certain exempt holders, we and other payors are required to report to the IRS all payments of principal, any premium, and interest on the debt security, and the accrual of OID on an OID debt security. In addition, we and other payors generally are required to report to the IRS any payment of proceeds of the sale of a debt security before maturity. Additionally, backup withholding generally will apply to any payments, including payments of OID, if a U.S. Holder fails to provide an accurate taxpayer identification number and certify that the taxpayer identification number is correct, the U.S. Holder is notified by the IRS that it has failed to report all interest and dividends required to be shown on its U.S. federal income tax returns or a U.S. Holder does not certify that it has not underreported its interest and dividend income. If applicable, backup withholding will be imposed at a rate of 28%. This rate is scheduled to increase to 31% after 2010.

In the case of a Non-U.S. Holder, backup withholding and information reporting will not apply to payments made if the Non-U.S. Holder provides the required certification that it is not a United States person, or the Non-U.S. Holder otherwise establishes an exemption, provided that the payor or withholding agent does not have actual knowledge that the holder is a United States person, or that the conditions of any exemption are not satisfied.

In addition, payments of the proceeds from the sale of a debt security to or through a foreign office of a broker or the foreign office of a custodian, nominee, or other dealer acting on behalf of a holder generally will not be subject to information reporting or backup withholding. However, if the broker, custodian, nominee, or other dealer is a United States person, the government of the United States or the government of any state or political subdivision of any state, or any agency or instrumentality of any of these governmental units, a controlled foreign corporation for U.S. federal income tax purposes, a foreign partnership that is either engaged in a trade or business within the United States or whose United States partners in the aggregate hold more than 50% of the income or capital interest in the partnership, a foreign person 50% or more of whose gross income for a certain period is effectively connected with a trade or business within the United States, or a United States branch of a foreign bank or insurance company, information reporting (but not backup withholding) generally will be required with respect to payments made to a holder unless the broker, custodian, nominee, or other dealer has documentation of the holder's foreign status and the broker, custodian, nominee, or other dealer has no actual knowledge to the contrary.

Payment of the proceeds from a sale of a debt security to or through the United States office of a broker is subject to information reporting and backup withholding, unless the holder certifies as to its non-United States person status or otherwise establishes an exemption from information reporting and backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

Taxation of Common Stock, Preferred Stock, and Depositary Shares

This subsection describes the material U.S. federal income tax consequences of the acquisition, ownership, and disposition of the common stock, preferred stock, and depositary shares offered in this prospectus.

Taxation of Holders of Depositary Shares

For U.S. federal income tax purposes, holders of depositary shares generally will be treated as if they were the holders of the preferred stock represented by such depositary shares. Accordingly, such holders will be entitled to take into account, for U.S. federal income tax purposes, income and deductions to which they would be entitled if they were holders of such preferred stock, as described more fully below. Exchanges of preferred stock for depositary shares and depositary shares for preferred stock generally will not be subject to U.S. federal income taxation.

Consequences to U.S. Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to U.S. Holders of our common stock, preferred stock, and depositary shares.

Distributions on Common Stock, Preferred Stock, and Depositary Shares. Distributions made to U.S. Holders out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be included in the income of a U.S. Holder as dividend income and will be subject to tax as ordinary income. Dividends received by a non-corporate U.S. Holder in taxable years beginning before January 1, 2009 that constitute "qualified dividend income" are generally subject to tax at a maximum rate of 15% applicable to net long-term capital gains, provided that certain holding period and other requirements are met. Dividends received by a corporate U.S. Holder, except as described in the next subsection, generally will be eligible for the 70% dividends-received deduction.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to a U.S. Holder to the extent that the distributions do not exceed the U.S. Holder's adjusted tax basis in the shares, but rather will reduce the adjusted tax basis of such shares. To the extent that distributions in excess of our current and accumulated earnings and profits exceed the U.S. Holder's adjusted tax basis in the shares, such distributions will be included in income as capital gain upon the sale or exchange of the shares. In addition, a corporate U.S. Holder will not be entitled to the dividends-received deduction on this portion of a distribution.

We will notify holders of our shares after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, qualified dividend income, and nondividend distributions, if any.

Limitations on Dividends-Received Deduction. A corporate U.S. Holder may not be entitled to take the 70% dividends-received deduction in all circumstances. Prospective corporate investors in our common stock, preferred stock, or depositary shares should consider the effect of:

- Section 246A of the Code, which reduces the dividends-received deduction allowed to a corporate U.S. Holder that has incurred indebtedness that is "directly attributable" to an investment in portfolio stock, which may include our common stock, preferred stock, and depositary shares;

- Section 246(c) of the Code, which, among other things, disallows the dividends-received deduction in respect of any dividend on a share of stock that is held for less than the minimum holding period (generally, for common stock, at least 46 days during the 90 day period beginning on the date which is 45 days before the date on which such share becomes ex-dividend with respect to such dividend); and

- Section 1059 of the Code, which, under certain circumstances, reduces the basis of stock for purposes of calculating gain or loss in a subsequent disposition by the portion of any "extraordinary dividend" (as defined below) that is eligible for the dividends-received deduction.

Extraordinary Dividends. A corporate U.S. Holder will be required to reduce its tax basis (but not below zero) in our common stock, preferred stock, or depositary shares by the nontaxed portion of any "extraordinary dividend" if the stock was not held for more than two years before the earliest of the date such dividend is declared, announced, or agreed. Generally, the nontaxed portion of an extraordinary dividend is the amount excluded from income by operation of the dividends-received deduction. An extraordinary dividend generally would be a dividend that:

- in the case of common stock, equals or exceeds 10% of the corporate U.S. Holder's adjusted tax basis in the common stock, treating all dividends having ex-dividend dates within an 85 day period as one dividend; or

- in the case of preferred stock, equals or exceeds 5% of the corporate U.S. Holder's adjusted tax basis in the preferred stock, treating all dividends having ex-dividend dates within an 85 day period as one dividend; or

- exceeds 20% of the corporate U.S. Holder's adjusted tax basis in the stock, treating all dividends having ex-dividend dates within a 365 day period as one dividend.

In determining whether a dividend paid on stock is an extraordinary dividend, a corporate U.S. Holder may elect to substitute the fair market value of the stock for its tax basis for purposes of applying these tests if the fair market value as of the day before the ex-dividend date is established to the satisfaction of the Secretary of the Treasury. An extraordinary dividend also includes any amount treated as a dividend in the case of a redemption that is either non-pro rata as to all stockholders or in partial liquidation of the company, regardless of the stockholder's holding period and regardless of the size of the dividend. Any part of the nontaxed portion of an extraordinary dividend that is not applied to reduce the corporate U.S. Holder's tax basis as a result of the limitation on reducing its basis below zero would be treated as capital gain and would be recognized in the taxable year in which the extraordinary dividend is received.

Corporate U.S. Holders should consult with their own tax advisors with respect to the possible application of the extraordinary dividend provisions of the Code to the ownership or disposition of common stock, preferred stock, or depositary shares in their particular circumstances.

Sale, Exchange, or other Taxable Disposition. Upon the sale, exchange, or other taxable disposition of our common stock, preferred stock, or depositary shares (other than by redemption or repurchase by us), a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, or other taxable disposition and the U.S. Holder's adjusted tax basis in the shares. The amount realized by the U.S. Holder will include the amount of any cash and the fair market value of any other property received upon the sale, exchange, or other taxable disposition of the shares. A U.S. Holder's tax basis in a share generally will be equal to the cost of the share to such U.S. Holder, which may be adjusted for certain subsequent events (for example, if the U.S. Holder receives a nondividend distribution, as described above). Gain or loss realized on the sale, exchange, or other taxable disposition of our common stock, preferred stock, or depositary shares generally will be capital gain or loss and will be long-term capital gain or loss if the shares have been held for more than one year. Net long-term capital gain recognized by a non-corporate U.S. Holder before January 1, 2009 generally is subject to tax at a maximum rate of 15%. The ability of U.S. Holders to deduct capital losses is subject to limitations under the Code.

Redemption or Repurchase of Common Stock, Preferred Stock, or Depositary Shares. If we are permitted to and redeem or repurchase a U.S. Holder's common stock, preferred stock, or depositary shares, the redemption or repurchase generally would be a taxable event for U.S. federal income tax purposes. A U.S. Holder would be treated as if it had sold its shares if the redemption or repurchase:

- results in a complete termination of the U.S. holder's stock interest in us;

- is substantially disproportionate with respect to the U.S. Holder; or

- is not essentially equivalent to a dividend with respect to the U.S. Holder, in each case as determined under the Code.

In determining whether any of these tests has been met, shares of stock considered to be owned by a U.S. Holder by reason of certain constructive ownership rules set forth in Section 318 of the Code, as well as shares actually owned, must be taken into account.

If we redeem or repurchase a U.S. Holder's shares in a redemption or repurchase that meets one of the tests described above, the U.S. Holder generally would recognize taxable gain or loss equal to the sum of the amount of cash and fair market value of property (other than our stock or the stock of a successor to us) received less the U.S. Holder's tax basis in the shares redeemed or repurchased. This gain or loss generally would be long-term capital gain or capital loss if the shares have been held for more than one year.

If a redemption or repurchase does not meet any of the tests described above, a U.S. Holder generally will be taxed on the cash and fair market value of the property received as a dividend to the extent paid out of our current and accumulated earnings and profits. Any amount in excess of our current or accumulated earnings and profits would first reduce the U.S. holder's tax basis in the shares and thereafter would be treated as capital gain. If a redemption or repurchase is treated as a distribution that is taxable as a dividend, the U.S. Holder's tax basis in the redeemed or repurchased shares would be transferred to the remaining shares of our stock that the U.S. Holder owns, if any.

Special rules apply if we redeem our common stock, preferred stock, or depositary shares for our debt securities. We will discuss any special U.S. federal income tax considerations in the applicable prospectus supplement if we have the option to redeem our common stock, preferred stock, or depositary shares for our debt securities.

Consequences to Non-U.S. Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of our common stock, preferred stock, and depositary shares.

Distributions on Common Stock, Preferred Stock, and Depositary Shares. Distributions made to Non-U.S. Holders out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, and that is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States, or a permanent establishment maintained in the United States if certain tax treaties apply, generally will be subject to U.S. federal income and withholding tax at a rate of 30% (or lower rate under an applicable treaty, if any). Payments subject to withholding of U.S. federal income tax may nevertheless be exempt from withholding (or subject to withholding at a reduced rate) if the Non-U.S. Holder provides us with a properly executed IRS Form W-8BEN (or successor form) claiming an exemption from, or reduction in, withholding under the benefit of a tax treaty, or IRS Form W-8ECI (or other applicable form) stating that a dividend paid on our shares is not subject to withholding tax because it is effectively connected with the conduct of a trade or business within the United States, as discussed below.

To claim benefits under an income tax treaty, a Non-U.S. Holder must certify to us or our agent, under penalties of perjury, that it is a non-United States person and provide its name and address (which certification may generally be made on an IRS Form W-8BEN, or a successor form), obtain a taxpayer identification number, and certify as to its eligibility under the appropriate treaty's limitations on benefits article. In addition, special rules may apply to claims for treaty benefits made by Non-U.S. Holders that are entities rather than individuals. A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange, or other Taxable Disposition. A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any capital gain realized on the sale, exchange, or other taxable disposition of our common stock, preferred stock, or depositary shares, provided that: (a) the gain is not effectively connected with the conduct of a trade or business within the United States, or a permanent establishment maintained in the United States if certain tax treaties apply, (b) in the case of a Non-U.S. Holder that is an individual, the Non-U.S. Holder is not present in the United States for 183 days or more in the taxable year of the sale, exchange, or other disposition of the shares, and (c) we are not nor have we been a "United States real property holding corporation" for U.S. federal income tax purposes. An individual Non-U.S. Holder who is present in the United States for 183 days or more in the taxable year of sale, exchange, or other disposition of our common stock, preferred stock, or depositary shares, and if certain other conditions are met, will be subject to U.S. federal income tax at a rate of 30% on the gains realized on the sale, exchange, or other disposition of such shares.

We would not be treated as a "United States real property holding corporation" if less than 50% of our assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. Even if we are treated as a "United States real property holding corporation," a Non-U.S. Holder's sale of our common stock, preferred stock, or depositary shares nonetheless generally will not be subject to U.S. federal income or withholding tax, provided that (a) our stock owned is of a class that is "regularly traded," as defined by applicable Treasury regulations, on an established securities market, and (b) the selling Non-U.S. Holder held, actually or constructively, 5% or less of our outstanding stock of that class at all times during the five-year period ending on the date of disposition.

To the extent we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes and a Non-U.S. Holder held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the class of stock and the non-U.S. Holder was not eligible for any treaty exemption, any gain on the sale of our common stock, preferred stock, or depositary shares would be treated as effectively connected with a trade or business within the United States, the treatment of which is described below, and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

We believe that we are not currently, and do not anticipate becoming, a "United States real property holding corporation" for U.S. federal income tax purposes.

Income Effectively Connected with a Trade or Business within the United States. If a Non-U.S. Holder of our common stock, preferred stock, or depositary shares is engaged in the conduct of a trade or business within the United States and if dividends on the shares, or gain realized on the sale, exchange, or other disposition of the shares, are effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder, although exempt from U.S. federal withholding tax (provided that the certification requirements discussed above are satisfied), generally will be subject to U.S. federal income tax on such dividends or gain on a net income basis in the same manner as if it were a U.S. Holder. Non-U.S. Holders should read the material under the heading "—Consequences to U.S. Holders" above for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of our common stock, preferred stock, or depositary shares. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the United States, subject to certain adjustments.

Backup Withholding and Information Reporting

In general, in the case of a U.S. Holder, other than certain exempt holders, we and other payors are required to report to the IRS all payments of dividends on our common stock, preferred stock, or depositary shares. In addition, we and other payors generally are required to report to the IRS any payment of proceeds of the sale of common stock, preferred stock, or depositary shares. Additionally, backup withholding generally will apply to any dividend payment and to proceeds received on a sale or exchange if a U.S. Holder fails to provide an accurate taxpayer identification number and certify that the taxpayer identification number is correct, the U.S. Holder is notified by the IRS that it has failed to report all dividends required to be shown on its U.S. federal income tax returns, or the U.S. Holder does not certify that it has not underreported its interest and dividend income. If applicable, backup withholding will be imposed at a rate of 28%. This rate is scheduled to increase to 31% after 2010.

In the case of a Non-U.S. Holder, backup withholding and information reporting will not apply to payments made if the Non-U.S. Holder provides the required certification that it is not a United States person, as described above, or the Non-U.S. Holder otherwise establishes an exemption, provided that the payor or withholding agent does not have actual knowledge that the holder is a United States person, or that the conditions of any exemption are not satisfied.

In addition, payments of the proceeds from the sale of our common stock, preferred stock, or depositary shares to or through a foreign office of a broker or the foreign office of a custodian, nominee, or other dealer acting on behalf of a holder generally will not be subject to information reporting or backup withholding. However, if the broker, custodian, nominee, or other dealer is a United States person, the government of the United States or the government of any state or political subdivision of any state, or any agency or instrumentality of any of these governmental units, a controlled foreign corporation for U.S. federal income tax purposes, a foreign partnership that is either engaged in a trade or business within the United States or whose United States partners in the aggregate hold more than 50% of the income or capital interest in the partnership, a foreign person 50% or more of whose gross income for a certain period is effectively connected with a trade or business within the United States, or a United States branch of a foreign bank or insurance company, information reporting (but not backup withholding) generally will be required with respect to payments made to a holder unless the broker, custodian, nominee, or other dealer has documentation of the holder's foreign status and the broker, custodian, nominee, or other dealer has no actual knowledge to the contrary.

Payment of the proceeds from a sale of our common stock, preferred stock, or depositary shares to or through the United States office of a broker is subject to information reporting and backup withholding, unless the holder certifies as to its non-United States person status or otherwise establishes an exemption from information reporting and backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

Convertible Preferred Stock and Other Equity Securities

Special U.S. federal income tax rules are applicable to certain other of our equity securities, including preferred stock convertible into or exercisable or exchangeable for our common stock or other securities. The material U.S. federal income tax considerations with respect to these securities will be discussed in the applicable pricing supplement. Investors should consult with their own tax advisors regarding the specific U.S. federal income tax considerations with respect to these securities.

Taxation of Warrants

The applicable prospectus supplement will contain a discussion of any special U.S. federal income tax considerations with respect to the acquisition, ownership, and disposition of warrants offered in this prospectus, including any tax considerations relating to the specific terms of the warrants. Investors considering the purchase of warrants we are offering should carefully examine the applicable prospectus supplement regarding the special U.S. federal income tax considerations, if any, of the acquisition, ownership, and disposition of the warrants.

Investors should consult with their own tax advisors regarding the U.S. federal income tax consequences and the tax consequences of any other taxing jurisdiction relating to the ownership and disposition of warrants we are offering in light of their investment or tax circumstances.

Taxation of Purchase Contracts

The applicable prospectus supplement will contain a discussion of any special U.S. federal income tax considerations with respect to the acquisition, ownership, and disposition of purchase contracts offered in this prospectus, including any tax considerations relating to the specific terms of the purchase contracts. Investors considering the purchase of purchase contracts we are offering should carefully examine the applicable prospectus supplement regarding the special U.S. federal income tax considerations, if any, of the acquisition, ownership, and disposition of the purchase contracts.

Investors should consult with their own tax advisors regarding the U.S. federal income tax consequences and the tax consequences of any other taxing jurisdiction relating to the ownership and disposition of the purchase contracts in light of their investment or tax circumstances.

Taxation of Units

The applicable prospectus supplement will contain a discussion of any special U.S. federal income tax considerations with respect to the acquisition, ownership, and disposition of units that we are offering, including any tax considerations relating to the specific terms of the units. Investors considering the purchase of units that we are offering should carefully examine the applicable prospectus supplement regarding the special U.S. federal income tax consequences, if any, of the acquisition, ownership, and disposition of the units.

Investors should consult with their own tax advisors regarding the U.S. federal income tax consequences and the tax consequences of any other taxing jurisdiction relating to the ownership and disposition of units comprised of two or more of the securities we are offering in light of their investment or tax circumstances.

Reportable Transactions

Applicable Treasury regulations require taxpayers that participate in "reportable transactions" to disclose their participation to the IRS by attaching Form 8886 to their U.S. federal tax returns and to retain a copy of all documents and records related to the transaction. In addition, "material advisors" with respect to such a transaction may be required to file returns and maintain records, including lists identifying investors in the transactions, and to furnish those records to the IRS upon demand. A transaction may be a "reportable transaction" based on any of several criteria, one or more of which may be present with respect to an investment in the securities that we are offering. Whether an investment in these securities constitutes a "reportable transaction" for any investor depends on the investor's particular circumstances. The Treasury regulations provide that, in addition to certain other transactions, a "loss transaction" constitutes a "reportable transaction." A "loss transaction" is any transaction resulting in the taxpayer claiming a loss under Section 165 of the Code, in an amount equal to or in excess of certain threshold amounts, subject to certain exceptions. The Treasury regulations specifically provide that a loss resulting from a "Section 988 transaction" will constitute a Section 165 loss, and certain exceptions will not be available if the loss from sale or exchange is treated as ordinary under Section 988. In general, certain securities issued in a foreign currency will be subject to the rules governing foreign currency exchange gain or loss. Therefore, losses realized with respect to such a security may constitute a Section 988 transaction, and a holder of such a security that recognizes exchange loss in an amount that exceeds the loss threshold amount applicable to that holder may be required to file Form 8886. Investors should consult their own tax advisors concerning any possible disclosure obligation they may have with respect to their investment in the securities that we are offering and should be aware that, should any "material advisor" determine that the return filing or investor list maintenance requirements apply to such a transaction, they would be required to comply with these requirements.

EU DIRECTIVE ON THE TAXATION OF SAVINGS INCOME

On July 1, 2005, a directive adopted by the European Union Council of Economic and Finance Ministers regarding the taxation of savings income payments came into effect. The directive obliges a member state of the European Union, or the "EU," to provide to the tax authorities of another EU member state details of payments of interest or other similar income payments made by a person within its jurisdiction for the immediate benefit of an individual or to certain non-corporate entities resident in that other EU member state (or for certain payments secured for their benefit). However, Austria, Belgium, and Luxembourg have opted out of the reporting requirements and are instead applying a special withholding tax for a transitional period in relation to such payments of interest, deducting tax at rates rising over time to 35.00%. This transitional period commenced on July 1, 2005 and will terminate at the end of the first fiscal year following agreement by certain non-EU countries to the exchange of information relating to such payments.

Also with effect from July 1, 2005, a number of non-EU countries and certain dependent or associated territories of EU member states have adopted similar measures (either provision of information or transitional withholding) in relation to payments of interest or other similar income payments made by a person in that jurisdiction for the immediate benefit of an individual or to certain non-corporate entities in any EU member state. The EU member states have entered into reciprocal provision of information or transactional special withholding tax arrangements with certain of those dependent or associated territories. These apply in the same way to payments by persons in any EU member state to individuals or certain non-corporate residents of those territories.

PLAN OF DISTRIBUTION

We may sell the securities offered under this prospectus:

- through underwriters;

- through dealers;

- through agents; or

- directly to purchasers.

The underwriters, dealers, or agents may include Banc of America Securities LLC, Banc of America Securities Limited, or any of our other affiliates.

Each prospectus supplement relating to an offering of securities will state the terms of the offering, including:

- the names of any underwriters, dealers, or agents;

- the public offering or purchase price of the offered securities and the net proceeds that we will receive from the sale;

- any underwriting discounts and commissions or other items constituting underwriters' compensation;

- any discounts, commissions, or fees allowed or paid to dealers or agents; and

- any securities exchange on which the offered securities may be listed.

Distribution Through Underwriters

We may offer and sell securities from time to time to one or more underwriters who would purchase the securities as principal for resale to the public, either on a firm commitment or best efforts basis. If we sell securities to underwriters, we will execute an underwriting agreement with them at the time of the sale and will name them in the applicable prospectus supplement. In connection with these sales, the underwriters may be deemed to have received compensation from us in the form of underwriting discounts and commissions. The underwriters also may receive commissions from purchasers of securities for whom they may act as agent. Unless we specify otherwise in the applicable prospectus supplement, the underwriters will not be obligated to purchase the securities unless the conditions set forth in the underwriting agreement are satisfied, and if the underwriters purchase any of the securities, they will be required to purchase all of the offered securities. The underwriters may acquire the securities for their own account and may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or varying prices determined at the time of sale. The underwriters may sell the offered securities to or through dealers, and those dealers may receive discounts, concessions, or commissions from the underwriters as well as from the purchasers for whom they may act as agent. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Distribution Through Dealers

We may offer and sell securities from time to time to one or more dealers who would purchase the securities as principal. The dealers then may resell the offered securities to the public at fixed or varying prices to be determined by those dealers at the time of resale. We will set forth the names of the dealers and the terms of the transaction in the applicable prospectus supplement.

Distribution Through Agents

We may offer and sell securities on a continuous basis through agents that become parties to an underwriting or distribution agreement. We will name any agent involved in the offer and sale and describe any commissions payable by us in the applicable prospectus supplement. Unless we specify otherwise in the applicable prospectus supplement, the agent will be acting on a best efforts basis during the appointment period.

Direct Sales

We may sell directly to, and solicit offers from, institutional investors or others who may be deemed to be underwriters, as defined in the Securities Act of 1933, for any resale of the securities. We will describe the terms of any sales of this kind in the applicable prospectus supplement.

General Information

Underwriters, dealers, or agents participating in an offering of securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the offered securities for whom they act as agent, may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

We may offer to sell securities either at a fixed price or at prices that may vary, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. Securities may be sold in connection with a remarketing after their purchase by one or more firms including our affiliates, acting as principal for their own accounts or as our agent.

In connection with an underwritten offering of the securities, the underwriters may engage in over-allotment, stabilizing transactions, and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves sales in excess of the offering size, which creates a short position for the underwriters. The underwriters may enter bids for, and purchase, securities in the open market in order to stabilize the price of the securities. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover short positions. In addition, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions, or otherwise. These activities may cause the price of the securities to be higher than it would otherwise be. Those activities, if commenced, may be discontinued at any time.

Ordinarily, each issue of securities will be a new issue, and there will be no established trading market for any security other than our common stock prior to its original issue date. We may not list any particular series of securities on a securities exchange or quotation system. Any underwriters to whom or agents through whom the offered securities are sold for offering and sale may make a market in the offered securities. However, any underwriters or agents that make a market will not be obligated to do so and may stop doing so at any time without notice. We cannot assure you that there will be a liquid trading market for the offered securities.

Under agreements entered into with us, underwriters and agents may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution for payments the underwriters or agents may be required to make.

The offer and sale of any securities by Banc of America Securities LLC or any of our other affiliates that is a member of the National Association of Securities Dealers, Inc., or the "NASD," will comply with the requirements of Rule 2720 of the Conduct Rules of the NASD regarding a member firm's offer and sale of securities of an affiliate. As required by Rule 2720, any such offer and sale will not be made to any discretionary account without the prior approval of the customer.

The maximum commission or discount to be received by any NASD member or independent broker-dealer will not be greater than 8% of the initial gross proceeds from the sale of any security being sold.

Although we expect that delivery of securities generally will be made against payment on or about the third business day following the date of any contract for sale, we may specify a longer settlement cycle in the applicable prospectus supplement. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if we have specified a longer settlement cycle in the applicable prospectus supplement for an offering of securities, purchasers who wish to trade those securities on the date of the contract for sale, or on one or more of the next succeeding business days as we will specify in the applicable prospectus supplement, will be required, by virtue of the fact that those securities will settle in more than T+3, to specify an alternative settlement cycle at the time of the trade to prevent a failed settlement and should consult their own advisors in connection with that election.

An underwriter or agent participating in an offering of securities may make the securities available for distribution on the Internet through a proprietary website and/or a third-party system operated by MarketAxess Corporation, an Internet-based communications technology provider. MarketAxess Corporation provides its system as a conduit for communications for broker-dealers and their customers and is not a party to any transactions. MarketAxess Corporation, a registered broker-dealer, will receive compensation from any broker-dealer based on transactions the broker-dealer conducts through its system. Any underwriter or agent that makes securities available to its customers through Internet distributions, whether made through a proprietary or third-party system, will make the securities available on the same terms as distributions made through other channels.

The underwriters, agents, and their affiliates may engage in financial or other business transactions with us and our subsidiaries in the ordinary course of business.

Market-Making Transactions by Affiliates

Following the initial distribution of securities, our affiliates, including Banc of America Securities LLC and Banc of America Securities Limited, may buy and sell the securities in secondary market transactions as part of their business as broker-dealers. Resales of this kind may occur in the open market or may be privately negotiated, at prevailing market prices at the time of resale or at related or negotiated prices. This prospectus and any related prospectus supplements may be used by one or more of our affiliates in connection with these market-making transactions to the extent permitted by applicable law. Our affiliates may act as principal or agent in these transactions.

The aggregate initial offering price specified on the cover of the applicable prospectus supplement will relate to the initial offering of securities not yet issued as of the date of this prospectus. This amount does not include any securities to be sold in market-making transactions. The securities to be sold in market-making transactions include securities issued after the date of this prospectus.

Information about the trade and settlement dates, as well as the purchase price, for a market-making transaction will be provided to the purchaser in a separate confirmation of sale.

Unless we or our agent inform you in your confirmation of sale that the security is being purchased in its original offering and sale, you may assume that you are purchasing the security in a market-making transaction.

ERISA CONSIDERATIONS

A fiduciary of a pension plan or other employee benefit plan, including a governmental plan, an individual retirement account, or a Keogh plan, proposing to invest in the securities being offered should consider this section carefully. This summary is based on provisions of the Employee Retirement Income Security Act of 1974, as amended (commonly referred to as "ERISA"), and the Code as of the date of this prospectus. This summary does not purport to be complete and is qualified in its entirety by reference to ERISA and the Code. No assurance can be given that future legislation, administrative regulations, or rulings or court decisions will not significantly modify the requirements summarized in this section. Any changes may be retroactive and could apply to transactions entered into prior to the date of their enactment or release.

The fiduciary investment considerations summarized in this section generally apply to private employee benefit plans, individual retirement accounts, and plans subject to Section 4975 of the Code, but generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), and foreign plans (as described in Section 4(b)(4) of ERISA). However, these other plans may be subject to similar provisions under applicable federal, state, local, foreign, or other regulations, rules, or laws ("similar laws"). The following discussion focuses on issues affecting employee benefit plans subject to ERISA, but the fiduciaries of employee benefit plans subject to similar laws should also consider these issues in general terms as well as any further issues arising under the applicable similar laws.

Before authorizing an investment in the securities, fiduciaries of employee benefit plans subject to ERISA, which we refer to as "ERISA Plans," should consider, among other factors, (a) the fiduciary standards under ERISA, (b) whether investment in the securities satisfies the prudence and diversification requirements of ERISA, and (c) whether such fiduciaries have authority to make the investment under the appropriate plan investment policies and governing instruments and under Title I of ERISA.

In determining whether an investment is prudent for purposes of ERISA, the fiduciaries of an ERISA Plan should consider all relevant facts and circumstances including, without limitation, whether the investment provides sufficient liquidity in light of the foreseeable needs of the ERISA Plan, and whether the investment is reasonably designed, as part of the ERISA Plan assets with respect to which the fiduciary has investment duties, to further the purposes of the ERISA Plan, taking into consideration (a) the risk of loss and the opportunity for gain (or other return) associated with the investment, (b) the ERISA Plan's portfolio composition with regards to diversification, and (c) the projected return of the ERISA Plan's total portfolio relative to the anticipated cash flow needs of the ERISA Plan. In addition, fiduciaries of ERISA Plans should determine whether the particular type of securities in which they propose to invest poses more specific concerns under ERISA. For example, a fiduciary of an ERISA Plan considering an investment in our subordinated debt securities should determine whether it holds any of our senior debt securities and how any such holdings and the exercise of rights thereunder might impact its proposed investment. We make no representation with respect to whether an investment in the securities would be a suitable investment for any ERISA Plan. It is the obligation of the fiduciaries of an ERISA Plan to consider whether an investment in the securities by the ERISA Plan, when judged in light of the overall portfolio of the ERISA Plan, will meet the prudence, diversification, and other applicable standards of ERISA.

In addition to making the threshold determination that the use of the assets of an ERISA Plan to acquire the securities is consistent with the fiduciary duties imposed by ERISA, a fiduciary should also consider the potential effects of the Plan Assets Regulation (as defined below) on the acquisition of such securities. For purposes of this discussion, we refer to ERISA Plans, together with individual retirement accounts or other plans that are not subject to ERISA but are subject to Section 4975 of the Code, as "Covered Plans," and we refer to the assets of Covered Plans as "plan assets."

The U.S. Department of Labor has issued a regulation, which we refer to as the "Plan Assets Regulation," with regard to whether the underlying assets of an entity in which a Covered Plan acquires an equity interest are deemed to be plan assets. Under this regulation, for purposes of ERISA and Section 4975 of the Code, when a Covered Plan acquires an equity interest in an entity, and the equity interest is neither a "publicly-offered security" nor a security issued by an investment company registered under the Investment Company Act of 1940, the Covered Plan's assets include both the equity interest and an undivided interest in each of the underlying assets of the entity issuing the equity interest, unless it is established either that equity participation in the entity by "benefit plan investors" is not significant or that the entity is an "operating company," in each case as defined in the Plan Assets Regulation.

The Plan Assets Regulation defines an "equity interest" as any interest in an entity other than an instrument (a) that is treated as indebtedness under applicable local law, (b) which has no substantial equity features, and (c) which specifically includes a beneficial interest in a trust. Debt securities incorporating substantial equity features are generally subject to the Plan Assets Regulation to the same extent as equity interests. In addition, debt securities that are convertible into equity interests may similarly become subject to the Plan Assets Regulation at the time of their conversion. If our assets or the assets of a trust or other vehicle through which the securities are offered were deemed to be "plan assets" of investing Covered Plans, the persons providing services in connection with such assets might be considered "parties in interest" or "disqualified persons" with respect to an investing Covered Plan and could be governed by the fiduciary responsibility provisions of Title I of ERISA and the prohibited transaction provisions of ERISA and Section 4975 of the Code with respect to transactions involving those assets. If this were the case, if anyone with discretionary responsibilities over the assets were affiliated with Bank of America, any discretionary actions undertaken by that person regarding those assets could be deemed to be a prohibited transaction under ERISA or the Code (e.g., the use of fiduciary authority or responsibility in circumstances under which that person has interests that may conflict with the interests of the investing Covered Plan and affect the exercise of that person's best judgment as a fiduciary).

An exception to plan asset status under the Plan Assets Regulation applies to a class of "equity" interests that are "publicly-offered securities." Publicly-offered securities are defined as securities that are:

- widely held, i.e., owned by more than 100 investors independent of the issuer and of each other;

- freely transferable; and

- sold to a Covered Plan as part of an offering under an effective registration statement under the Securities Act of 1933 and then timely registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934.

We will specify in the applicable prospectus supplement for an offering of securities if the underwriters in that offering expect that an investment in the securities may constitute an "equity interest" and, if so, whether the securities meet the criteria of "publicly-offered securities" above. However, we can give no assurance in that regard.

Beyond the considerations described above, ERISA and the Code prohibit certain transactions (referred to as "prohibited transactions") involving the assets of Covered Plans. Persons who have certain specified relationships to a Covered Plan are "parties in interest" within the meaning of ERISA or "disqualified persons" within the meaning of the Code. If we or any of our affiliates are considered a party in interest or a disqualified person with respect to a Covered Plan, then the investment in our securities by the Covered Plan may give rise to a prohibited transaction. There are several ways by which we or any of our affiliates may be considered a party in interest or a disqualified person with respect to a Covered Plan. For example, if we provide banking or financial advisory services to the Covered Plan, or act as a trustee or in a similar fiduciary role for the Covered Plan's plan assets, we may be considered a party in interest or a disqualified person with respect to that Covered Plan, depending on whether the Covered Plan is an individual retirement account or another type of employee benefit plan.

The U.S. Department of Labor has issued various prohibited transaction class exemptions ("PTCEs") that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the securities. Among these class exemptions are the following:

- PTCE 96–23, for specified transactions determined by in-house asset managers;

- PTCE 95–60, for specified transactions involving insurance company general accounts;

- PTCE 91–38, for specified transactions involving bank collective investment funds;

- PTCE 90–1, for specified transactions involving insurance company separate accounts; and

- PTCE 84–14, for specified transactions determined by independent qualified professional asset managers.

The securities may not be purchased or held by any Covered Plan, any entity whose underlying assets include "plan assets" by reason of any Covered Plan's investment in the entity (a "Plan Asset Entity"), or any person investing "plan assets" of any Covered Plan if that transaction would cause a prohibited transaction, unless the purchaser or holder is eligible for the exemptive relief available under one or more of the class exemptions (or some other applicable exemption) and the conditions of the exemption are satisfied or the requirements of U.S. Department of Labor regulation Section 2550.401c-1 regarding insurance company general accounts are satisfied so that the securities held by the purchaser or holder do not constitute plan assets. In addition, neither a Covered Plan nor a Plan Asset Entity will be eligible to purchase the securities if any entity related to us is acting as a fiduciary with respect to the purchase or is an employer or party in interest or disqualified person with respect to the Covered Plan or Plan Asset Entity, unless one or more of the class exemptions (or another applicable exemption) is available and the conditions of that exemption are satisfied.

Any purchaser or holder of the securities or any interest in the securities will be deemed to have represented by its purchase and holding that either:

- it is not a Covered Plan or a Plan Asset Entity and is not purchasing the securities on behalf of or with "plan assets" of any Covered Plans;

- it is eligible for the exemptive relief available under one or more of the class exemptions (or some other applicable exemption) with respect to the purchase or holding of securities if a Covered Plan's acquisition of the securities would otherwise cause a non-exempt prohibited transaction; or

- it has satisfied the requirements of U.S. Department of Labor regulation Section 2550.401c-1 such that the securities held by the purchaser or holder do not constitute "plan assets."

This discussion is a general summary of some of the rules which apply to benefit plans and their related investment vehicles. This summary does not include all of the investment considerations relevant to Covered Plans and should not be construed as legal advice or a legal opinion. If you are the fiduciary of an ERISA plan or a plan subject to similar laws, or an insurance company that is providing investment advice or other features to an ERISA plan or a plan subject to similar laws, and you propose to invest in the securities described in this prospectus with the assets of the plan, you should consult your own advisors for further guidance.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC covering the securities to be offered and sold using this prospectus. You should refer to this registration statement and its exhibits for additional information about us. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all of the information that you may find important, you should review the full text of these documents, which we have included as exhibits to the registration statement.

We file annual, quarterly, and special reports, proxy statements, and other information with the SEC. You may read and copy any document that we file with the SEC at the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You also may inspect our filings over the Internet at the SEC's website, www.sec.gov. The reports and other information we file with the SEC also are available at our website, www.bankofamerica.com. We have included the SEC's web address and our web address as inactive textual references only. Except as specifically incorporated by reference into this prospectus, information on those websites is not part of this prospectus.

You also can inspect reports and other information we file at the offices of The New York Stock Exchange, Inc., 20 Broad Street, 17th Floor, New York, New York 10005.

The SEC allows us to incorporate by reference the information we file with it. This means that:

- incorporated documents are considered part of this prospectus;

- we can disclose important information to you by referring you to those documents; and

- information that we file with the SEC automatically will update and supersede this incorporated information and information in this prospectus.

We incorporate by reference the documents listed below which were filed with the SEC under the Securities Exchange Act of 1934:

- our annual report on Form 10-K for the year ended December 31, 2005;

- our current reports on Form 8-K or Form 8-K/A filed January 3, 2006 (as amended on March 24, 2006), January 23, 2006, February 22, 2006, March 24, 2006, March 27, 2006, March 28, 2006, March 29, 2006, April 20, 2006, and April 26, 2006 (in each case, other than information that is furnished but deemed not to have been filed); and

- the description of our common stock which is contained in our registration statement filed under Section 12 of the Securities Exchange Act of 1934, as modified by our current report on Form 8-K dated March 30, 2004.

We also incorporate by reference reports that we will file under Sections 13(a), 13(c), 14, and 15(d) of the Securities Exchange Act of 1934, but not any information that we may furnish but that is not deemed to be filed.

You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus. Our business, financial position, and results of operations may have changed since that date.

You may request a copy of any filings referred to above (excluding exhibits), at no cost, by contacting us at the following address:

Bank of America Corporation
Corporate Treasury Division
NC1-007-07-06
100 North Tryon Street
Charlotte, North Carolina 28255
1-866-804-5241
E-mail: securities.administration@bankofamerica.com

FORWARD-LOOKING STATEMENTS

We have included or incorporated by reference in this prospectus and the accompanying prospectus supplement statements that may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You may find these statements by looking for words such as "plan," "believe," "expect," "intend," "anticipate," "estimate," "project," "potential," "possible," or other similar expressions, or future or conditional verbs such as "will," "should," "would," and "could."

All forward-looking statements, by their nature, are subject to risks and uncertainties. Our actual results may differ materially from those set forth in our forward-looking statements. As a large, international financial services company, we face risks that are inherent in the businesses and market places in which we operate. Information regarding important factors that could cause our future financial performance to vary from that described in our forward-looking statements is contained in our annual report on Form 10-K for the year ended December 31, 2005, which is incorporated in this prospectus by reference, under the captions "Item 1A. Risk Factors," and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." See "Where You Can Find More Information" above for information about how to obtain a copy of our annual report.

You should not place undue reliance on any forward-looking statements, which speak only as of the dates they are made.

All subsequent written and oral forward-looking statements attributable to us or any person on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

LEGAL MATTERS

The legality of the securities being registered will be passed upon for us by Helms Mulliss & Wicker, PLLC, Charlotte, North Carolina, and for the underwriters or agents by Morrison & Foerster LLP, New York, New York. Helms Mulliss & Wicker, PLLC regularly performs legal services for us. Some members of Helms Mulliss & Wicker, PLLC performing those legal services own shares of our common stock.

EXPERTS

Our consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in the Report of Management on Internal Control Over Financial Reporting) incorporated in this prospectus by reference to our annual report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to our restatement of our financial statements as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

You should rely only on the information incorporated by reference or provided in this prospectus supplement, the accompanying prospectus, and the related pricing supplement. We have not authorized anyone to provide you with different information. We are not offering the securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of this document.

Our affiliates, including Banc of America Securities LLC and Banc of America Investment Services, Inc., will deliver this prospectus supplement, the accompanying prospectus, and the related pricing supplement for offers and sales in the secondary market.



Bank of America

Medium-Term Notes, Series L

PROSPECTUS SUPPLEMENT

Banc of America Securities LLC

Banc of America Investment Services, Inc.

April 10, 2008